Filed by: NextEra Energy, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Dominion Energy, Inc.
File No. of Related Registration Statement (Form S-4): 333-297351

NextEra Energy, Inc. posted the following rebuttal testimony to its website on November 3, 2026.

McGuireWoods LLP Gateway Plaza 800 East Canal Street Richmond, VA 23219-3916 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com	Joseph K. Reid, III Direct: 804.775.1198 jreid@mcguirewoods.com

PUBLIC VERSION

November 2, 2026

BY ELECTRONIC DELIVERY

Bernard Logan, Clerk

State Corporation Commission

Document Control Center

Tyler Building, First Floor

1300 East Main Street

Richmond, Virginia 23219

Joint Petition of Dominion Energy, Inc., Virginia Electric and Power Company,
OSW Project LLC, WG Development Corp., CS Holdco, LLC, and NextEra Energy, Inc.,

For approval of a disposition and acquisition or control or a public utility pursuant to Chapter 5 of Title 56 of the Code of Virginia

Case No. PUR-2026-00112

Dear Mr. Logan:

Please find enclosed for electronic filing in the above-referenced matter the public version of the Joint Petitioners’ Rebuttal Testimony. An extraordinarily sensitive version is also being filed under seal under separate cover.

Please do not hesitate to contact me if you have any questions regarding this filing.

Highest regards,

/s/ Joseph K. Reid, III

Joseph K. Reid, III

Enclosures

cc:	Hon. D. Mathias Roussy, Chief Hearing Examiner
Paul E. Pfeffer, Esq.
Lauren E. Wood, Esq.
Elaine S. Ryan, Esq.
Timothy D. Patterson, Esq.
Timothy E. Biller, Esq.
Andrea D. Gardner, Esq.
James G. Ritter, Esq.
Myles F. Reynolds, Esq.
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Rebuttal Testimony of

Dominion Energy, Inc.,

Virginia Electric and Power Company,

OSW Project LLC,

WG Development Corp.,

CS HoldCo, LLC, and

NextEra Energy, Inc.,

For approval of a disposition and acquisition of control of a public utility pursuant to Chapter 5 of Title 56 of the Code of Virginia

PUBLIC VERSION

Case No. PUR-2026-00112

Filed: November 2, 2026

Joint Petition of Dominion Energy, Inc., Virginia Electric and Power Company, OSW Project LLC, WG Development Corp., CS Holdco, LLC, and NextEra Energy, Inc., For approval of a disposition and acquisition of control of a public utility pursuant to Chapter 5 of Title 56 of the Code of Virginia

Case No. PUR-2026-00112

TABLE OF CONTENTS

Rebuttal Testimony of Robert M. Blue

Rebuttal Testimony of Edward H. Baine

Rebuttal Testimony of J. Scott Gaskill

Rebuttal Testimony of John Reed

Exhibit JJR-1: John Reed Resume and Testimony Listing

Exhibit JJR-2: WANO-AC Exhibit

Exhibit JJR-3: WANO – Operating Costs

Exhibit JJR-4: Ring-Fencing and Governance Exhibit

Rebuttal Testimony of Michael H. Dunne

Rebuttal Testimony of John W. Ketchum

Rebuttal Schedule 1: Redlines to Myers Appendix A and OAG Exhibit LA-1

Witness Rebuttal Testimony Summary

Witness:	Robert M. Blue

Title:	Chair, President, and Chief Executive Officer – Dominion Energy, Inc.

Joint Petitioner Witness Robert M. Blue responds generally to Intervenor testimony and discusses the statutory standard of review. He specifically addresses the Commission Staff’s (“Staff”) testimony, including their concerns regarding the Merger and their proposed merger conditions, as well as issues related to the voluntary bill credit proposal and customer affordability priorities.

Mr. Blue acknowledges the unprecedented level of participation in this case, including approximately 9,000 pages of Intervenor testimony. He emphasizes, however, that Va. Code § 56-90 sets a limited inquiry: whether adequate service at just and reasonable rates will be impaired or jeopardized. Because of that limit, much of the Intervenors’ testimony and requested relief is not germane to the Commission’s determination. He explains that the Commission has applied this standard in many prior transactions. Under it, Virginia allows transfers of control to proceed where there is assurance that the essential functions of the utility will not be compromised. He concludes that Dominion Energy Virginia’s ability to serve its customers will only be enhanced by this parent business combination.

Turning to Staff, Mr. Blue notes that Staff would not oppose approval subject to additional conditions, nearly all of which the Joint Petitioners have accepted. He does not share Staff’s concern about NextEra’s unregulated businesses, explaining that NextEra Energy Resources is low-risk, long-term contracted, diversified, and structurally separated from the parent through non-recourse financing. He also responds to Staff’s concern that the Merger would end Dominion’s “pure-play” utility focus, noting that the Commission does not directly regulate a utility parent’s business mix, that conditions shielding the utility from its parent’s business and financial risks are a reasonable safeguard, and that Dominion’s own past unregulated businesses did not harm the Company. On Staff’s additional ringfencing conditions, Mr. Blue also outlines several reasonable modifications that balance appropriate financial protection for the Company against preserving the benefits of the combination. Joint Petitioners specifically oppose a majority-independent Company board, which Mr. Blue explains is both unnecessary in light of other agreed protections, and potentially harmful given the risk of unintended governance consequences, as illustrated by certain elements of the Company’s own history. Finally, Mr. Blue explains that the Joint Petitioners’ existing job, pay, and headcount commitments are fully adequate, and opposes Staff’s proposed ten-year limits on headcount reductions or consolidation.

Finally, Mr. Blue reinforces the value and importance of the nearly $2 billion in bill credits offered by Joint Petitioners. While never intended as a guarantee of long-term affordability, these credits ensure that customer bills will be lower than they otherwise would be without the Merger. They offer a substantial benefit over a meaningful period of time, and provide a bridge to the more permanent customer benefits of the combination. Customer affordability will remain a top priority, and the scale, financial strength, cost discipline, and execution capabilities of the combined company will support that goal.

REBUTTAL TESTIMONY

OF

ROBERT M. BLUE

ON BEHALF OF

DOMINION ENERGY, INC.,

VIRGINIA ELECTRIC AND POWER COMPANY,

AND OSW PROJECT LLC

BEFORE THE

STATE CORPORATION COMMISSION OF VIRGINIA

CASE NO. PUR-2026-00112

Q.	Please state your name, position of employment, and business address.

A.	My name is Robert M. Blue, and I am Chair, President, and Chief Executive Officer of Dominion Energy, Inc. (“Dominion”). My business address is 600 East Canal Street, Richmond, Virginia 23219.

Q.	Have you previously filed testimony in this proceeding?

A.	Yes, I submitted pre-filed direct testimony in this case on July 15, 2026, and supplemental direct testimony on September 14, 2026.

Q.	What is the purpose of your rebuttal testimony?

A.	I continue to support the Joint Petition for approval of a transfer of control of Virginia Electric and Power Company (“Dominion Energy Virginia” or the “Company”) and its affiliate, OSW Project LLC (“ProjectCo”), arising from the business combination of the Company’s corporate parent, Dominion, with NextEra Energy, Inc. (“NextEra”) (Dominion, Dominion Energy Virginia, ProjectCo, CS HoldCo, LLC, and NextEra, collectively, the “Joint Petitioners”) (“Merger”) pursuant to the Utility Transfers Act (Va. Code §§ 56-88, et seq.) (“Transfers Act”).

Specifically, I will first provide an overall response to testimony of the various Intervenors and some further comments on the statutory standard for approval of the Petition in this proceeding. Next, I will address Staff’s testimony, including its stated concerns regarding the Merger and additional proposed Merger Conditions. I will then provide brief rebuttal testimony as to the Joint Petitioners’ bill credit proposal and customer affordability priorities, and finally close with summary remarks.

I. INTERVENOR RESPONSE AND STANDARD OF REVIEW

Q.	Mr. Blue, what are your general comments in response to the Intervenor testimony filed in this matter?

A.	This Transfers Act case has garnered what I understand to be an unprecedented level of formal intervention, with 37 Notices of Participation filed by parties representing a wide variety of stakeholder interests. Thirty-nine Intervenor witnesses have collectively pre-filed approximately 9,000 pages of testimony for the Commission’s consideration, following the Joint Petitioners responding to more than 3,200 discovery requests from them, including subparts. In addition, as of the week prior to the filing of the Joint Petitioners’ rebuttal testimony, more than 1,800 public comments have been submitted in this docket.

Against that backdrop, I think that it is important to maintain focus upon what this case is—and is not—about. The statutory requirements governing a petition for transfer of control of a Virginia public utility prescribe a solitary focus upon whether “. . . adequate service to the public at just and reasonable rates . . .” will be “. . . impaired or jeopardized. . .” by the proposed transaction.1 A number of factors may generally impact a utility’s future service adequacy or rates, but that directive frames a precise inquiry by this Commission—namely, whether the proposed transaction would negatively impact Dominion Energy Virginia’s provision of service or rates. Further, I would note that this Joint Petition involves the change of control of Dominion Energy Virginia’s ultimate corporate parent from Dominion Energy, Inc. to NextEra Energy, Inc. This is not a case about integrating two utilities, altering service territories, or changing the utility management. As set out in the Joint Petition, supporting direct testimony, and proposed Merger Commitments, the structure, leadership, operations, presence, and priorities of Dominion Energy Virginia will not be negatively impacted by this Merger. Rather, the opposite is true.

With that in mind, while the Joint Petitioners respect the views of Intervenors in this case on issues relevant to their respective agendas, much of what they have offered in terms of testimony and requested relief is simply not germane to the Commission’s required determination in this matter. This is not a biennial review or other cost recovery proceeding. The Commission’s ruling herein will have no ratemaking implications. Likewise, it is not a proceeding for integrated resource planning; resource approvals; interconnection queue analysis; large load or other cost allocation determinations; Terms and Conditions of Service revisions; establishing performance incentive mechanisms; affiliate transaction approvals; re-opening distributed energy resource interconnection requirements; expansion of the Virginia Clean Economy Act and related requirements for resource procurement or energy efficiency, community solar, and virtual power plant programs; procurement audits; authorizing large load self-generation opportunities; re-evaluation of large load tariff provisions previously established by the Commission; imposing new local government service requirements; expanding retail competition opportunities; regulating contract terms to non-jurisdictional customers; or establishing new service disconnection policies, among other Intervenor requests.

Such issues may be important, and those within the Commission’s overall jurisdiction have been and will continue to be rigorously evaluated by the Commission in proceedings conducted in dockets authorized under different statutory charges. But they quite simply are not the necessary, or appropriate, focus of this Transfers Act case. Taken to the extreme, this avalanche of requests also threatens to overwhelm orderly conduct of the evidentiary hearing. The Joint Petitioners’ contemporaneously-filed Legal Memorandum and the rebuttal testimony of Joint Petitioner Witness J. Scott Gaskill address this issue in greater detail.

Q.	Mr. Blue, you are not responding specifically to all of the Intervenor testimony, but do you have comments with respect to the enforceability of the proposed Merger Commitments?

A.	Yes. The Governor’s Witness, Richard McCann, argues that the Merger Commitments need “mandatory and comprehensive” enforcement measures to be established in this proceeding. (McCann at 7, 53-57.) I do not agree with this argument. First of all, this is a solution in search of a problem. The Joint Petitioners are firmly committed to standing behind the promises which have been made as original and supplemental merger commitments, as well as those agreed to or proposed in connection with this rebuttal testimony. There is no reason for the Commission to have any concern in this regard.

Beyond that, were a hypothetical incident with respect to merger commitment compliance to arise, it is not in dispute that the Commission has the ability to enforce its orders. Mr. McCann cites the Commission’s constitutional enforcement powers as well as its statutory authority to carry out its orders. The Joint Petitioners do not contest that authority. The Commission can make them enforceable merely by virtue of including them in its final order approving the Merger.

1 Va. Code § 56-90.

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Mr. McCann also asks the Commission to assign a penalty or remedy to every commitment before any violation has occurred and before the Merger has closed. His proposed approach would have the Commission abandon the discretion afforded to it by law to enforce its orders, and to pre-set the outcomes now. The Commission has a range of statutory tools available to it to enforce any future deviation from an approved Merger Condition. Beyond the fact that this is all purely hypothetical, the Commission need not prejudge violation remedies now in order to ensure future compliance.

Q.	With respect to the statutory standard of review, do you have further comments beyond those contained in your direct testimony?

A.	I do. I believe that maintaining a proper focus on what Va. Code § 56-90’s legal standard requires—and does not require—is just as important as the focus on the relevant scope of issues in this case, and these issues are related. There are four points that I would emphasize.

First, and to be respectful but direct, the proposed transfer of control is not due to be denied simply because various Intervenors’ “wish lists,” which I alluded to above, have not been satisfied. Among nearly countless examples, various Intervenors oppose the combination because the Commission has not mandated a Probability of Dispatch cost allocation methodology for Dominion Energy Virginia, or because it has not expanded its disconnection protections, or because it has not repealed the Company’s Rider TRG. While those “asks” may be (and in many cases have been) a permissible proposal in a biennial review or other Commission proceeding, they simply are not a basis to assert that the Joint Petitioners have failed to demonstrate that NextEra’s combination with Dominion will not impair or jeopardize adequate service at just and reasonable rates going forward unless they are granted or they are included as a Merger Condition.

Second, the statutory standard requires a straightforward analysis based on its plain words. As set out more fully in Joint Petitioners’ Legal Memorandum, “adequate service” and “just and reasonable rates” are familiar terms to the Commission. As Joint Petitioner Witness John J. Reed also notes, they contemplate a range of outcomes and are holistic in nature. At bottom, Code § 56-90 requires a finding the Commission is “satisfied” that reliable service at reasonable rates, as approved by the Commission, will not be negatively impacted by the proposed change of control. And the statute does not create an impossible legal burden to meet, as Intervenor Clean Virginia has effectively suggested. Witness Reed further rebuts this assertion.

Next, I would note, as Staff Witness Myers does as well, that this statutory standard is one which has been duly and effectively applied by the Commission on many occasions in recent history to authorize corporate transactions of this nature involving the Commonwealth’s electric, gas, and water utilities (as well as telephone companies)— with the lights still on and the gas and water still flowing across the Commonwealth.

Finally, as I stated in my direct testimony, while the standard does not have a “net benefit” demonstration requirement as may exist in other jurisdictions, I likewise believe that it is not a weak burden. It is a reasonable one. Virginia, as a matter of public policy, allows these types of corporate transactions to go forward so long as there is assurance that the essential functions of the public utility will not be compromised.

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Q.	You alluded to the fact earlier that this proposed transaction involves a change in the upstream corporate parent of Dominion Energy Virginia. How do Joint Petitioners believe the Commission should consider the statutory standard for approval against that backdrop?

A.	As set out as well in the Joint Petitioners’ Legal Memorandum, I believe it would be appropriate for the Commission to consider, in this regard, what support and oversight Dominion provides to Dominion Energy Virginia today and whether there would be any adverse impacts to the utility resulting from that parent support coming from NextEra in the future, or whether that new parent would in any way otherwise impair or jeopardize adequate utility service at just and reasonable rates.

Dominion is a holding company with operating utilities in several states. Today, Dominion’s principal support and oversight of Dominion Energy Virginia includes (1) the provision of equity capital in order to finance necessary utility investment; (2) credit support; (3) the approval of capital budgets; (4) shared administrative services; and (5) corporate governance. Those fundamental functions will continue under NextEra.

Looking forward, NextEra has committed to providing sufficient equity support to Dominion Energy Virginia in order to maintain its capital structure and strong credit ratings, and it clearly demonstrates the financial ability to do so. With respect to other credit facilities (such as short-term financing vehicles), those will still be available but NextEra has committed, as Staff recommends, that Dominion Energy Virginia will be more “ring-fenced” than Dominion Energy Virginia is today because it will no longer participate in shared credit facilities other than as may be approved by the Commission, and the Joint Petitioners are offering extensive ring-fencing commitments, as described by Joint Petitioner Witness Michael H. Dunne. Likewise, there are commitments to continuing to maintain necessary investment and service levels. There will be no adverse impact to the Company’s ability to invest capital needed to provide utility service. Similarly, the shared services of Dominion Energy Services will continue to support Dominion Energy Virginia. And, as mentioned, the corporate independence, leadership, local autonomy, and operations of Dominion Energy Virginia will be perpetuated.

The Commission will obviously determine what evidence it deems to be relevant in determining whether it is satisfied that the proposed transfer of control of Dominion Energy Virginia complies with the statutory standard. My only point here is that given the nature of and facts surrounding this transaction, the relevant issues in this proceeding can be relatively narrowly framed.

Q.	All told, Mr. Blue, measured against the approval standard in Va. Code § 56-90, is there anything in the testimony of the various Intervenors, or that of the Commission Staff, that you believe calls into question whether the Joint Petitioners’ burden of proof has been met in this instance?

A.	No. I have absolute confidence that Dominion Energy Virginia’s ability to provide adequate and reliable electric service to the public at rates, as approved by this Commission, which are just and reasonable will continue unabated by the merger of Dominion and NextEra, particularly given the comprehensive set of Merger Conditions agreed to by the Joint Petitioners. In fact, as I have said before, I think this ability will only be enhanced by this parent business combination. The Company has performed its public service obligations here in the Commonwealth responsibly and successfully for over a century now, throughout many periods of change. I do not believe the Commission should have any concern at all that this will not be the case going forward if the Merger is approved with the commitments and conditions before it as agreed to by the Joint Petitioners.

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II. RESPONSE TO STAFF TESTIMONY

Q.	Turning to Staff’s testimony, what are your comments?

A.	The Joint Petitioners have paid particular attention to the findings and recommendations of the Commission Staff in this case. In prior Transfers Act cases before the Commission, the Staff has exercised a primary responsibility to analyze the potential transaction for the Commission and is very familiar with the law’s requirements and how they should be applied. It also goes without saying that the Staff’s sole charge is to assist the Commission in its determinations, free from any business, political, or other motivation. The Joint Petitioners made every effort during the discovery process to maintain a constructive relationship with Staff and provide it with the requisite information to inform their opinions, having responded to over 850 Staff data requests, inclusive of subparts, spread over 20 discovery sets.

In that regard, as Joint Petitioner Witness John W. Ketchum also supports, the Joint Petitioners were pleased to see that Staff engaged in a fulsome analysis and has indicated that it would not oppose approval of the Merger under the requisite statutory standard should the Joint Petitioners agree to implement certain conditions over and above the original and supplemental Merger Conditions proposed by them. In total, Staff has recommended 57 conditions and requirements for approval of the Merger. As set out in additional detail in Witness Ketchum’s testimony, the Joint Petitioners have thoughtfully considered those conditions and are willing to agree, without modification, to all but 10 of them. The Joint Petitioners will further agree to 8 other of these conditions with modifications or clarifications. The remaining 2 proposed conditions remain in dispute.

Q.	What did you interpret Staff’s primary concerns to be with the Joint Petitioners’ existing Merger Conditions and proof submitted to date?

A.	As I read Ms. Myers’ testimony, Staff first expressed a desire for greater safeguards to ensure the corporate separateness and independent decision making of Dominion Energy Virginia post-Merger, in part due to Staff’s perceptions concerning financial and business risks associated with NextEra’s unregulated, competitive businesses. The resulting additional merger condition measures recommended by Staff would include (1) a majority of independent Dominion Energy Virginia Board of Directors’ members; (2) formation of a bankruptcy remote special purpose entity (“SPE”) as the Company’s immediate parent, with a number of related conditions; and (3) metric-based limitations to preserve the capital structure of the Company.

In addition, I understand Staff to be proposing further measures, over and above those submitted by the Joint Petitioners, to ensure that Dominion Energy Virginia will maintain the resources necessary to provide adequate service to customers post-Merger. These would include (1) extending the Virginia employee headcount commitment from five to ten years post-Merger; (2) prohibiting headcount reductions or centralization or consolidation of operations at the Company’s generation facilities and local district offices over that same ten-year period; and (3) directing a Commission proceeding to review Merger-related impacts seven to eight years after the Merger closes.

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Q.	From your perspective as the Chair, President, and Chief Executive Officer of Dominion, do you share Staff’s level of concern about financial or business risks associated with NextEra, and their potential impact on Dominion Energy Virginia?

A.	While I can appreciate that Staff might take a conservative approach when analyzing this issue, I do not share this level of concern. And I will let Joint Petitioner Witnesses Ketchum and Dunne take the lead in responding on this topic. But I should emphasize that, certainly, from Dominion’s perspective, the analysis of any risks to customers, as well as the Company’s shareholders, associated with this transaction was front of mind in our deliberations and determinations as to whether to enter into this business combination. We would not have done so if the belief was that such risks were unreasonable. Among other factors, the following observations entered into our risk considerations:

•	NextEra Energy Resources (“NEER”), NextEra’s unregulated business, carries low operating and technology risk. NEER develops and operates assets that use established technologies—most of its portfolio is wind, solar, and storage. These are well-understood resources, not technology bets.

•	NEER’s revenue and counterparty risk is low. Almost all of its assets are supported by long-term contracts with an average remaining term of more than 15 years. Its counterparties have a weighted-average credit rating of A/A2. NEER is primarily a long-term contracted business, not a merchant generator.

•	NEER’s commodity risk is low. Its renewable assets are not exposed to the fuel-cost risk that comes with typical fossil-fuel generation.

•	NEER’s financing risk is low and is structured to stay at the project level. Most NEER projects are financed with non-recourse project debt and tax equity, which do not affect the parent company’s leverage. Lenders look only to the individual project for repayment and cannot reach the parent company, much less Dominion Energy Virginia.

•	NEER’s concentration risk is low. Its portfolio is diversified across North America and spans multiple energy markets. NEER’s long-term contracted portfolio is comprised of 421 projects across 219 customers. Moody’s has also noted “the size and diversity of NEER’s portfolio of renewable projects, with no one project being overly material to NEE’s consolidated financial results.”[2]

•	NEER’s development risk is low. NextEra takes a disciplined approach to deploying capital. Major spending happens only if all due diligence is complete and permits have been obtained. The Company’s review of NEER’s development pipeline concluded that approximately 90% of development capital is deployed only after the diligence phase. This demonstrates a disciplined, staged capital deployment process.

2  Moody’s Ratings, Credit Opinion – NextEra Energy, Inc.: Update to credit analysis, at 6 (Nov. 21, 2025) (Report No. 1466326), available at: https://www.investor.nexteraenergy.com/~/media/Files/N/NEE-IR/fixed-income-investors/download-library/Credit_Opinion-NextEra-Energy-Inc-Update-to-21Nov2025.pdf.

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Taken together, there is substantial evidence that NextEra’s unregulated businesses are relatively low-risk, long-term contracted, diversified, and structurally separated from the parent through non-recourse financing. That is why, after careful deliberation, our Board and management were comfortable concluding that NEER would not pose significant risks to Dominion Energy Virginia and its customers post-Merger.

Q.	Staff Witness Myers has noted along these lines that she believes this merger will undo Dominion’s focus on being a “pure-play” state regulated electric utility business because NextEra is not such a business. Do you have any response?

A.	Yes. I would make a few comments in response to Ms. Myers’ observation. First, and to state the obvious, this Commission does not directly regulate the business activities, including the regulated versus unregulated business mix, of Dominion or any other Virginia public utility parent company, and the same would be true for NextEra, assuming the Merger is approved. That is not to say that it is inappropriate to establish merger conditions which appropriately shield the public utility from unrelated business or financial risks of its parent or other affiliated companies. In fact, the Joint Petitioners agree this is a reasonable safeguard. But I believe that, respectfully, should be the limit of the Commission’s focus along these lines.

To that end, while the recent statements to investors by Dominion referenced by Ms. Myers with respect to its current and near-term stand-alone business mix are accurate, it is worth noting that has not always been the case. Over my 21-year tenure with Dominion, there have certainly been long periods of time during which the parent company’s business and earnings mix contained a substantial component of unregulated businesses, whether that be in the natural gas and oil exploration and production business, midstream business, merchant electric generation, including nonregulated solar development and merchant nuclear generation at Millstone, or other areas, that investors might view as more volatile than state regulated business activities. Those parent company activities did not adversely impact the operations or financial profile of Dominion Energy Virginia, nor did the Commission call into question those Dominion-level business judgments.

Finally, at the risk of repetition, I would reiterate my points above about the objective financial metrics, along with the judgments of the investment community, regarding the financial strength of both NextEra Energy and its regulated utility Florida Power & Light (“FPL”). Both Dominion and Dominion Energy Virginia are already seeing benefits of the unmatched financial strength of the combined company in the industry through expected improvements in their respective credit profiles as I have previously discussed. I would also emphasize that the pro forma analysis of the post-Merger NextEra demonstrates that 80% of its operating earnings will come from state-regulated utility businesses and 95% from rate regulated and long-term contracted business.

It is understandable to me that Staff would approach this issue with caution. But I would not want the Commission to be left with an overstated impression of the relative corporate parent-level financial risks for Dominion Energy Virginia going forward, as compared to the status quo.

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Q.	Are the Joint Petitioners agreeing to the additional merger conditions proposed by Staff on governance, financial “ring-fencing,” and capital structure directives?

A.	Joint Petitioner Witnesses Ketchum and Dunne principally address the response to these recommendations. In general, the Joint Petitioners believe that there is a balance to be struck between appropriate levels of financial protection for Dominion Energy Virginia within the corporate NextEra family and not impeding the financial and other benefits of the combination due to overly restrictive “ring-fencing” provisions, particularly given the financial strength of NextEra as a parent and its need to provide substantial equity capital to the Company. For that reason, as described more fully in the testimony of Joint Petitioner Witness Dunne, the Joint Petitioners are proposing modifications to the additional “ring-fencing” provisions proposed by Staff with respect to the Company’s Board of Directors’ composition, creation of an SPE, and equity capital commitments contained in Staff Witness Myers’ Appendix A that we believe are reasonable in the context of this transaction and better achieve that balance.

Q.	With respect to the recommendation by Staff Witness Myers to mandate a majority of “independent” Directors on the Board of Directors of the Company (Myers Appendix A, Condition 10), do you have any response from the Dominion Energy perspective?

A.	I do. First of all, to date, the Joint Petitioners have indicated that there are no planned changes to the three-member composition of the current Dominion Energy Virginia Board of Directors, which includes myself as Chair, Ed Baine, and Dominion’s Executive Vice President and Corporate Secretary Carlos Brown. The three of us all understand that, as Board members of the Company, we have a fiduciary obligation to act in the best interests of the Company. That is the case today with Dominion Energy as the Company’s parent, and that will not change under the newly combined NextEra structure.

So I am failing to see a distinct risk that exists with respect to the Board’s execution of its responsibilities which would warrant changing this composition, and I am failing to see why the Commission should distrust that we will continue to faithfully discharge our duties as Board members going forward.

Second, Staff Witness Donna T. Pippert provides in her testimony a recitation for the Commission of prior cases involving Dominion and the Company’s corporate structure. I believe that history lesson is instructive. My first point is to recall that when Dominion Resources, Inc. was formed as the holding company parent of the Company in 1983, the Commission imposed a requirement for two independent directors on the Dominion Energy Virginia Board of Directors. That requirement proved temporary and was relieved seventeen years later in 2000 with the Commission finding that it was “not necessary at this time.”3 I cite that finding not because it is determinative here but to emphasize the point that consideration of a “ring-fencing” measure such as proposed by Staff here should focus on that element of necessity. Is it necessary, given the facts of this transaction, to adopt a relatively uncommon requirement in these types of transactions for a majority independent Board of Directors at the utility level, and is there a unique risk that renders this Board restriction necessary to provide an adequate level of risk mitigation over and above other agreed-to merger conditions? Staff’s testimony on this point is limited but seems to be focused on mitigating financial risk from the parent migrating to the utility, e.g., bankruptcy-related risk. With respect, I am not sure that it is clear why multiple other agreed-to conditions with respect to Dominion Energy Virginia’s financial independence, equity capital assurances from NextEra, and even a “springing” SPE condition, would not adequately mitigate such risk and why an independent Board is required in addition to these multiple sets of stipulated “belt and suspenders” provisions.

3 Joint Petition of Virginia Electric and Power Company and Virginia Natural Gas, Inc., Principal Petitioners, and Dominion Resources, Inc., Dominion Resource Services, Inc., Dominion Capital, Inc., Dominion Energy, Inc., Virginia Power Services Energy Corp., Inc., CNG Transmission Corporation, CNG International Corporation, CNG Retail Services Corporation, CNG Power Senices Corporation, and Consolidated Natural Gas Service Company, Inc., Affiliate Petitioners, Case No. PUA-1999-00068, 2000 S.C.C. Ann. Rept. 144, Order Granting Relief (Mar. 30, 2000).

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I say this in particular because the proposed Board restriction, unlike these other protections, relates to fundamental matters of corporate governance, not just potential financial protection, and can also have unintended consequences. This is where Witness Pippert’s walk down memory lane is also helpful. The “corporate feud” between Virginia Electric and Power Company and its parent Dominion Resources during the early to mid-1990s which she references was the subject of two years of litigation at the Commission, dramatic in many respects, and likely represented the most disruptive and potentially dangerous series of management-related events in the Company’s history. At bottom, it represented a corporate power struggle between the parent’s management and its Board and the management and Board of the subsidiary utility. While the feud largely pre-dated my time at Dominion, I know that there were some very dark days for both sides of the conflict, for this Commission, and for our Commonwealth. Ultimately, matters stabilized with the parent management structure prevailing.

I raise this because the “independence” of Dominion Energy Virginia in many of the ways that the Joint Petitioners have promised post-Merger are important assurances that the good things about the Company’s structure, operations, leadership, and relationships will continue. “Independence” in terms of financial isolation, as appropriate to mitigate contagion risk and as in the best interests of customers, has also been assured.

“Independence” as a matter of general corporate governance I believe is another matter that adds a different layer of complexity and, as mentioned, potential unintended consequences. I echo the conclusion of other Joint Petitioner witnesses that Staff’s recommendation to require a majority of “independent” Directors at the Company (which was not proposed by Consumer Counsel, I would note) is not necessary given other commitments and should not be imposed as a merger condition.

Q.	Next, what comments do you have as to Staff’s recommendations on workforce continuity?

A.	Again, I appreciate Staff expressing a priority to ensure that the right people and other resources remain in place at Dominion Energy Virginia to ensure the same high level of service going forward that our customers have enjoyed in the past and continue to receive today. We fully share that priority, and that is why the Joint Petitioners had previously agreed to preserving current service quality levels, 18 months of job protection and 24 months of pay protection for employees, maintaining the services of Dominion Energy Services, as well as other safeguards, in their original Merger Commitments, and expanded those assurances to include an employment headcount minimum for the combined company of 10,431 employees in Virginia for five years following the Merger closing, commensurate with Dominion’s current Virginia employee headcount, in its Supplemental Merger Commitment package.

As Joint Petitioner Witness Edward H. Baine will testify as the President of Dominion Energy Virginia, the Joint Petitioners believe that those pledges, collectively, are reasonable and fully adequate to address any concern that sufficient resources are in place to serve the Company’s customers. Going beyond that window of time, or to limit flexibility with respect to the staffing or operations of the Company’s generating facilities or local district offices, as Staff has proposed, risks stifling efficiency as time and technologies progress, and may run contrary to competing goals of rate affordability, as Witness Baine explains.

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Extraordinarily Sensitive Information Redacted

Q.            [BEGIN EXTRAORDINARILY SENSITIVE]

               .

[4]	See the Joint Petitioners’ response to Staff Set 04-157 appended to the ES Version of Myers Appendix G.

[5]	Id.

10

Extraordinarily Sensitive Information Redacted

               .

               .

6 Id.

11

Extraordinarily Sensitive Information Redacted

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                    [END EXTRAORDINARILY SENSITIVE]

III. BILL CREDIT PROPOSALS AND CUSTOMER AFFORDABILITY

Q.	Do you have any comments beyond your direct and supplemental testimony remarks on the Joint Petitioners’ customer bill credit proposals?

A.	Yes. Certain Intervenors have argued that the proposed $1.78 billion (or slightly more, as necessary, under the alternative bill credit proposal) in Virginia retail customer bill credits are insufficient to support Merger approval. The Office of the Governor has actually made the proposal, for example, that the Virginia credit level would need to be tripled, to over $5 billion, in order to demonstrate that the statutory standard for approval has been met in this case. Others have testified that the value of the credits should be discounted because they are temporal in nature, or that they may be offset by increases in the utility’s cost of service over time. Staff has noted that the bill credits do not guarantee just and reasonable rates over the long term.

In response, I do not agree that providing bill credits of nearly $2 billion to Virginia customers is inadequate. The bill credit commitment by the Joint Petitioners is substantial. As I stated in my direct testimony, it is a voluntary effort to support direct bill relief for customers. I do agree that it is temporal, but would note that the alternative bill credit duration proposed with the Joint Petitioners’ supplemental direct testimony would double its effective period to four years, which I believe is quite meaningful and provides a longer bridge to the more permanent customer benefits of this combination which have been discussed at length. And, yes, there will be rate changes over that four-year period, as approved by this Commission. Some rate components will increase based on reasonably and prudently incurred costs, and some will decrease, if history and projections are a guide. What we know, though, is that customer bills will be less than they would otherwise be because of the commitment to bill credits.

More generally, I agree with Staff that the bill credits will not solve for long-term affordability—i.e., just and reasonable rates over time. That was never their intent. The affordability challenges surrounding electric service today and looking forward are substantial, and they are not by any means limited to Dominion Energy Virginia. EIA data demonstrates that average residential electricity prices nationally have increased substantially over the past five years—30.5% higher today than in August 2021.7

This Commission is well aware of the Company’s record of delivering highly reliable service at competitive rates over time, and NextEra’s Florida Power & Light has demonstrated a similar record. Customer affordability has been one of our highest priorities, and that will not change should the Merger be approved. As noted previously, the Joint Petitioners firmly believe that these affordability goals will be facilitated by the scale, financial strength, cost discipline, and execution capabilities of the combined company.

7 See Energy Factbook, Electricity Rates Increased by State, available at: https://energyfactbook.com/electricity-rate-increases/.

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IV. CONCLUSION

Q.	Mr. Blue, do you have any summary remarks?

A.	Yes. I continue to believe that the Joint Petitioners’ case, as-filed, meets the standard for approval of the Merger under Va. Code § 56-90 that “adequate service to the public at just and reasonable rates will not be impaired or jeopardized.” Since that time, the Joint Petitioners have made an effort to listen to stakeholders that have expressed their views in a variety of forms. We have responded to those stakeholders with supplemental merger commitments to further promote customer affordability, maintaining and expanding local presence, economic development, and workforce protections. We have engaged in an unprecedented discovery process to respond to thousands of questions from more than three dozen Intervenors and Staff. We have carefully considered the testimony of those Intervenors and Staff, and have agreed to nearly all of Staff’s proposed Merger Conditions, explaining as to the remaining proposals why they are not necessary or in the best interests of customers, and in certain cases have made alternative suggestions for the Commission’s consideration. All of this, we believe, has made the case for approval of this transfer of control even stronger.

Q.	Does this conclude your rebuttal testimony?

A.	Yes, it does.

13

Witness Rebuttal Testimony Summary

Witness:	Edward H. Baine

Title:	President – Virginia Electric and Power Company
Executive Vice President of Utility Operations – Dominion Energy, Inc.

Joint Petitioner Witness Edward H. Baine responds to the recommendations of Staff Witnesses Carol B. Myers, Allison F. Samuel, and Michael A. Cizenski regarding their recommendations for extended Virginia workforce commitments and restrictions on headcount reductions or operations consolidation at the Company’s generating facilities and local offices.

Mr. Baine specifically addresses Staff’s recommendation to extend the Supplemental Merger Commitment of a minimum Virginia headcount of 10,431 employees from five to ten years after the Merger closes. He agrees that sufficient resources must be maintained in Virginia to preserve service quality, and notes that the Company is in a net hiring mode, with no plans to reduce staffing. He explains, however, that the Joint Petitioners’ offered five-year headcount commitment appropriately balances service quality, employee protection, and local presence with management flexibility and customer affordability considerations that may be undermined by a longer commitment. Because employee costs are ultimately reflected in customer rates, a fixed ten-year commitment could limit the Company’s ability to respond to changes in technology, work practices, and customer needs that cannot be anticipated today. It would hamper—for an extended period—the Company’s ability to make prudent operating decisions in support of the priorities of customer affordability, safety, and reliability.

Mr. Baine also opposes Staff’s proposed ten-year prohibition on reducing headcount or consolidating operations at the Company’s generating facilities and local offices. As with Staff’s overall headcount recommendation, he explains that efficiencies and best practices from Merger integration, along with future technology and process gains, can put downward pressure on costs and rates, and it is in the interest of customers that the Company not be restricted in its ability to leverage those benefits. He further notes that staffing levels at particular generating facilities or offices are not necessarily a proxy for adequate service, as the Company has improved operating efficiency while maintaining or improving performance, often with fewer people. Finally, he observes that this would be a first-of-its kind requirement for the Commission, which has historically looked to the Company’s management to prudently manage its workforce and meet its public service obligations within the confines of existing law and the ongoing, regular oversight of the Commission.

REBUTTAL TESTIMONY

OF

EDWARD H. BAINE

ON BEHALF OF

DOMINION ENERGY, INC.,

VIRGINIA ELECTRIC AND POWER COMPANY,

AND OSW PROJECT LLC

BEFORE THE

STATE CORPORATION COMMISSION OF VIRGINIA

CASE NO. PUR-2026-00112

Q.	Please state your name, position of employment, and business address.

A.	My name is Edward H. Baine, and I am President of Virginia Electric and Power Company (“Dominion Energy Virginia” or the “Company”) and Executive Vice President of Utility Operations of Dominion Energy, Inc. (“Dominion”). My business address is 600 East Canal Street, Richmond, Virginia 23219.

Q.	Have you previously filed testimony in this proceeding?

A.	Yes, I submitted pre-filed direct testimony in this case on July 15, 2026, and supplemental direct testimony on September 14, 2026.

Q.	What is the purpose of your rebuttal testimony?

A.	I continue to support the Joint Petition for approval of a transfer of control of Dominion Energy Virginia and its affiliate, OSW Project LLC (“ProjectCo”), arising from the business combination of the Company’s corporate parent, Dominion, with NextEra Energy, Inc. (“NextEra”) (Dominion, Dominion Energy Virginia, ProjectCo, CS HoldCo, LLC, and NextEra, collectively, the “Joint Petitioners”) (“Merger”) pursuant to the Utility Transfers Act (Va. Code §§ 56-88, et seq.) (“Transfers Act”).

Specifically, I respond to the testimony of Witnesses Carol B. Myers, Allison F. Samuel, and Michael A. Cizenski on behalf of the Commission Staff (“Staff”) with respect to their recommendations for extended Virginia workforce commitments and restrictions on headcount reductions or operations consolidation at the Company’s generating facilities and local offices.

Q.	What Virginia employee headcount commitments have been previously made by the Joint Petitioners, and what additional recommendations have been made by Staff Witnesses?

A.	From the outset of this proceeding, the Joint Petitioners have emphasized their commitment to maintaining Dominion Energy Virginia’s leadership and expertise, its local presence, and its experienced workforce. As I noted in my direct testimony, the Joint Petitioners’ original commitments on these issues demonstrate that this Merger will be seamless for our customers and that it will not impact our ability to continue providing reliable and affordable service. In our Supplemental Merger Commitments, the Joint Petitioners built on those concepts and committed to a minimum Virginia employee headcount number of the combined company of 10,431 employees for five years following the Effective Date (closing) of the Merger. This number is commensurate with Dominion Energy Virginia’s current headcount at the time of filing of the Joint Petitioners’ supplemental direct testimony.

Staff has recommended that this headcount “floor” be extended an additional five years for a total commitment of ten years after the Merger closes. (See Myers at 121-122; Samuel at 11-12; Cizenski at 31-33.) According to Witness Myers, Staff submits that its proposed ten-year headcount minimum “. . . is prudent and necessary to ensure that DEV maintains resources to provide adequate service to its customers over the longer term.” (Myers at 122.)

2

Q.	What is the Joint Petitioners’ position on a ten-year Virginia employment headcount floor of 10,431 employees?

A.	The Joint Petitioners, and I in particular, are aligned with Staff on the absolute need to maintain sufficient resources on the ground here in Virginia in order to ensure that the service quality our customers have enjoyed prior to the Merger will not be diminished as a result of this combination. That commitment lies behind the original employee protection and service quality pledges I discussed in my direct testimony, and, alongside stakeholder feedback, it was the foundation for the Supplemental Merger Commitment to a five-year headcount minimum. I also know that we have no current plans to reduce our staffing levels across Virginia at any time, whether that be next year, five years from now, or ten years from now. We are in fact in a net hiring mode given the growth in our service territory and attendant need for skilled workers to continue to excel at meeting our public service obligations.

That context aside, the Joint Petitioners continue to believe that a five-year headcount commitment strikes a reasonable balance among the priorities of maintaining service quality, employee protection and security, and local presence and contribution to the Commonwealth’s economy, on the one hand, and maintaining an appropriate level of flexibility to accommodate management discretion and support the responsibility of customer affordability, on the other.

Q.	What is your affordability concern with Staff’s proposal to double the time horizon of the headcount minimum?

A.	Employee costs are a significant component of providing utility service and, ultimately, are reflected in customer rates. A fixed headcount commitment extended to ten years could limit the Company’s ability to respond to changes in technology, work practices, customer needs, or other operational changes that cannot reasonably be anticipated today.

The five-year commitment provides employee protection during the transition following the Merger. Extending that requirement for another five years may not appropriately account for changing operating needs. The Company needs to retain flexibility, subject to the Commission’s oversight, to make prudent operating decisions that support all of the priorities of customer affordability, safety, and reliability.

Q.	Next, what is Staff’s recommendation for a merger condition relative to changes in the operations of the Company’s generating facilities and local offices?

A.	Staff has proposed that NextEra and Dominion Energy Virginia be precluded from reducing headcount levels or centralizing or otherwise consolidating operations at any of the Company’s generating facilities or local offices for a period of ten years following the Effective Date of the Merger. (See Myers at 121–22; Samuel at 11–12; Cizenski at 31– 33.)

Q.	Do the Company and the other Joint Petitioners believe that such a condition is necessary or reasonable and prudent?

A.	Respectfully, no. We do understand and appreciate Staff’s concern about adequate resources to operate these facilities safely and reliably for the benefit of customers. But as I mentioned above, consideration must also be given to flexibility and affordability concerns over the passage of time. As the Merger integration process unfolds, Dominion Energy Virginia will learn things from NextEra from a comparative operational standpoint, and vice-versa. Efficiencies can be gained from that process and the adoption of best practices. The Company should not be precluded from capitalizing upon any such best practices, to the extent they can be implemented without compromising those core priorities of safety and reliability, because they can put downward pressure on costs and customer rates. In addition, for the same reasons the Company is pushing back on a longer-term headcount minimum generally, we do not know at this point what technology or process gains may materialize in the future irrespective of the Merger. In the Joint Petitioners’ view, it would not be prudent to constrain the Company for ten years from pursuing reasonable and prudent improvements that could allow it to operate more efficiently and reduce costs for customers.

3

Q.	Do you have other thoughts with respect to this recommended condition?

A.	Yes. First, I do not think that staffing levels at our generating facilities or local offices necessarily serve as a proxy for the provision of adequate service. As the Commission is well aware, Dominion Energy Virginia is among the best utilities in the industry in terms of operating efficiency. Over time, we have seen that we have been able to improve that operating efficiency at our generation stations while at the same time maintaining or improving our performance metrics. Several factors have contributed to these gains, but in many instances we have been able to do the same or better with fewer people. Restrictions on headcount reduction or operational changes, in other words, may not directly relate to maintaining service quality, safety, or reliability.

Finally, I would simply note that all of our operational performance will of course remain under the watchful eye of this Commission and its Staff post-Merger. Generating performance, reliability, customer service, and operational efficiency are metrics reported on and reviewed in each of the Company’s biennial review proceedings. To my knowledge, the Commission has never, on top of that, imposed facility-specific staffing requirements on the Company. To the contrary, it has looked to the Company’s management to prudently manage its workforce at particular plants and meet its public service obligations within the confines of existing law and the ongoing, regular oversight of the Commission.

Q.	Mr. Baine, does this conclude your rebuttal testimony?

A.	Yes, it does.

4

Witness Rebuttal Testimony Summary

Witness:	J. Scott Gaskill

Title:	Vice President – Regulatory Affairs, Virginia Electric and Power Company

Joint Petitioner Witness J. Scott Gaskill addresses (i) Respondent concerns regarding the calculation and allocation of the voluntary bill credits, (ii) Staff’s pipeline safety and damage prevention recommendations, and (iii) various issues raised by Respondents that fall outside the scope of this proceeding.

Mr. Gaskill responds to party-specific concerns raised by The Apartment and Office Building Association (“AOBA”), the Retail Energy Advancement League (“REAL”), the Virginia Energy Purchasing Governmental Association (“VEPGA”), and the Virginia Municipal Electric Association (“VMEA”) related to the calculation and allocation of the voluntary bill credits. He explains that bill credits will be distributed based on actual usage, with the 2025 sales and forecasted GS-5 data serving only as illustrations. Because the credits are funded entirely by NextEra shareholders and never recovered from customers, allocation was not designed to be cost-based, and any top-off needed to maintain the $10 monthly residential credit for four years (estimated at $88 million) is a risk borne solely by NextEra shareholders. He also rejects claims that the allocation is unfair to wholesale customers, to retail choice customers, to the GS-5 class, and to non-jurisdictional customers.

Next, Mr. Gaskill responds to Staff Witness Connolly’s pipeline safety and damage prevention recommendations. He explains that Joint Petitioners oppose Staff Recommended Condition No. 42 because, among other reasons, it is not tied to any aspect of the Merger, which does not purport to change the current regulatory framework applicable to damage prevention operations. Joint Petitioners do, however, commit to work with Staff in a future rulemaking or task force to evaluate future implementation and enforcement of such standards.

Finally, Mr. Gaskill addresses a range of issues raised by Respondents that are not relevant to the scope of this proceeding as established by Va. Code § 56-90. These out-of-scope topics include, among other things:

•	Disconnection policies and billing assistance plans

•	Distributed energy resource development and related issues

•	Large load policy considerations and interconnection process

•	Ratemaking matters

•	Cost allocation methodologies

•	VCEA, DSM, and EE targets and requirements

•	Rider TRG

•	Affiliate matters

•	Outside vendor and labor matters

•	Other party-specific priorities and requests

Mr. Gaskill explains that an issue is relevant only if it bears on whether adequate service at just and reasonable rates will be impaired or jeopardized by the Merger. Mr. Gaskill surveys and discusses the out-of-scope issues by category, and explains that each is already addressed by existing law, Commission-approved tariffs, or other proceedings that the Merger will not change.

REBUTTAL TESTIMONY

OF

J. SCOTT GASKILL

ON BEHALF OF

DOMINION ENERGY, INC.,

VIRGINIA ELECTRIC AND POWER COMPANY,

AND OSW PROJECT LLC

BEFORE THE

STATE CORPORATION COMMISSION OF VIRGINIA

CASE NO. PUR-2026-00112

Q.	Please state your name, position of employment, and business address.

A.	My name is J. Scott Gaskill, and I am the Vice President – Regulatory Affairs for Virginia Electric and Power Company (“Dominion Energy Virginia” or the “Company”). My business address is 120 Tredegar Street, Richmond, Virginia 23219. A statement of my background and qualifications is attached as Appendix A.

Q.	What is the purpose of your rebuttal testimony?

A.	I am testifying in support of the Joint Petition for approval of a transfer of control of Dominion Energy Virginia and its affiliate, OSW Project LLC (“ProjectCo”), arising from the business combination of the Company’s corporate parent, Dominion Energy, Inc. (“Dominion”), with NextEra Energy, Inc. (“NextEra”) (Dominion, Dominion Energy Virginia, ProjectCo, CS HoldCo, LLC, and NextEra, collectively, the “Joint Petitioners”) (“Merger”) pursuant to the Utility Transfers Act (Va. Code §§ 56-88, et seq.) (“Transfers Act”).

First, I respond to issues raised in Intervenor testimony regarding the calculation and allocation of Joint Petitioners’ voluntary bill credits. Second, I discuss a recommendation from the Commission Staff (“Staff”) regarding proposed imposition of new underground damage prevention thresholds. Finally, I address a host of issues raised by Intervenors that fall outside the scope of this Transfers Act proceeding, and encourage the Commission to focus its inquiry on the question presented in Va. Code § 56-90.

Q.	Mr. Gaskill, how is your rebuttal testimony organized?

A.	My testimony is organized as follows:

I.	Bill Credit Allocation and Calculation Issues

II.	Staff’s Pipeline Safety and Damage Prevention Recommendations

III.	Issues Not Relevant to this Proceeding

I.       BILL CREDIT ALLOCATION AND CALCULATION ISSUES

Q.	Various Intervenors discuss aspects of Joint Petitioners’ voluntary offer to provide bill credits to customers in connection with the Merger. Which issues do you address related to the bill credit proposals?

A.	Joint Petitioner Witness Robert M. Blue addresses the larger policy and allocation questions related to the proposed bill credits in his testimony. I specifically address bill credit calculation and discrete allocation questions raised by the Apartment and Office Building Association (“AOBA”), the Retail Energy Advancement League (“REAL”), the Virginia Energy Purchasing Governmental Association (“VEPGA”), and the Virginia Municipal Electric Association (“VMEA”).

2

Q.	AOBA Witness Oliver claims that the alternative bill credit proposal in the Supplemental Merger Commitments materially changes the allocation methodology for the bill credits from one based on actual 2025 sales to “undocumented forecasts” regarding the new GS-5 class. (Oliver at 11-14.) Is this concern well-founded?

A.	No. The bill credits will be allocated to Virginia customers based on actual sales. The 2025 figures in Schedule 1 of Joint Petitioner witness Edward H. Baine were merely an illustration of how that allocation would be accomplished. Actual bill credits will be— and were always proposed to be—based on actual usage in future years. Mr. Baine’s Schedule 1 says so expressly. His Supplemental Schedule 1 keeps the same method and updates the estimate with forecasted sales only to specifically account for the GS-5 class, which did not have actual 2025 sales data. Using forecasted data in this circumstance is the only way to project the reallocation of those credits to the residential class. Under either proposal by the Joint Petitioners, however, each customer’s actual credits will depend on their actual usage, not on a forecast.

Q.	Mr. Oliver also argues that a kilowatt-hour (“kWh”)-based allocation is not cost-based and should be rejected. (Oliver at 13.) Please comment.

A.	The allocation is not cost-based, and it need not be since the credits do not arise from a cost of service. The proposed credits are a voluntary commitment paid for entirely by NextEra shareholders, and they will never be recovered from customers. They are not a cost that has to be allocated among the customer classes. A per-kWh approach is a simple and fair way to share a fixed pool of dollars, because customers who use more energy receive proportionately more. It is worth noting that a per-kWh energy allocation follows the allocation of certain of Dominion Energy Virginia’s costs today (e.g., fuel factor costs). Cost allocation questions are appropriate for rate proceedings, but are not applicable to distribution of voluntary bill credits among classes.

Q.	Mr. Oliver notes that, even after the GS-5 credits are reallocated, about $88 million more is needed to extend the residential credit at a level of $10 per month. He argues that any assumptions behind that amount should be supported before the Commission relies on them. (Oliver at 15.) Is that a valid concern?

A.	No. The Commission is not being asked to rely on a forecast related to this amount. NextEra shareholders have committed to contribute whatever additional funding is needed to keep the residential credit at $10 per month for all four years of the credit distribution. The $88 million figure is only an illustrative estimate based on current sales forecasts. The actual amount, if any, will depend on actual sales. The additional top-off funding is also not being diverted from any other customer class—it is independently provided shareholder funding. Commercial rate class credits, including those for GS-3 and GS-4 customers, do not change based on the amount of any top-off funding provided by NextEra. If the provided estimate turns out to be different than actual results, then the only difference is how much NextEra shareholders will pay. It is a risk that falls exclusively on NextEra shareholders—not on AOBA’s members or any other customer.

Q.	The VMEA recommends that the Commission condition Merger approval on a “comparable shareholder-funded bill credit” for VMEA, to be passed through to VMEA members’ retail customers. (Dawson at 5.) Please comment.

A.	First, it is important to understand what VMEA is and how its rates are set. VMEA provides wholesale electric service to certain municipal electric utilities in Virginia. Each of those municipal utilities, in turn, serves its own retail customers. VMEA buys the bulk of its capacity and energy from Dominion Energy Virginia under a wholesale power contract that is filed with the Federal Energy Regulatory Commission (“FERC”). Under that contract, Dominion Energy Virginia charges VMEA a cost-based formula rate.

The offered bill credits are a voluntary commitment, funded by shareholders, for Dominion Energy Virginia’s retail customers. Those are the customers whose rates and service this Commission regulates. VMEA, by contrast, is not a retail customer and its rates are not set by the Commission. Mr. Dawson concedes that the Commission “lacks jurisdiction over VEPCO’s current contract with VMEA.” (Dawson at 14.) Because the VMEA members are municipal utilities that serve their own retail customers and the Commission does not set those customers’ rates, the Commission could not require that any bill credit provided to VMEA be passed through to those retail customers, even if it were inclined to direct them.

Mr. Dawson notes that the proposed bill credits will also go to Dominion Energy Virginia’s non-jurisdictional customers. But those customers, which include the Commonwealth and local governments, are still Dominion Energy Virginia’s retail customers. Inclusion of non-jurisdictional customers does not support extending credits to a wholesale customer that resells power.

3

Q.	REAL Witness Teresa L. Ringenbach argues that the bill credit allocation is “discriminatory” towards shopping customers and “penalizes customers for choosing a competitive supplier.” (Ringenbach at 26.) Do you agree?

A.	No. Discrimination is treating customers who are in the same position differently, and shopping and non-shopping customers are not in the same position. Whereas full-service customers buy generation, transmission, and distribution service from the Company, a choice customer, by definition, does not buy generation or transmission service. A 35% factor applied to the credit allocation reflects the portion of costs choice customers pay relative to other customers. In other words, the credit is scaled to the bill these customers pay. Moreover, no customer is “penalized” by this allocation. Choice customers will receive a shareholder-funded credit they would not otherwise get—approximately $20 million per year by Ms. Ringenbach’s calculation. (Ringenbach at 30.) Receiving a credit sized to your bill is not a penalty for shopping, and it is not discriminatory; it is simply proportionate.

Q.	Ms. Ringenbach also argues that because shopping customers’ kWh were counted to determine the size of the Virginia credit pool, those customers should get the same per-kWh credit when the pool is paid out. Does that logic follow?

A.	No. That conflates two separate questions: how much of the total credit is allocated to Virginia and how Virginia’s share is distributed among customers. Choice customers’ kWh are relevant to the first question because Virginia’s share was based on 2025 electric sales. They do not dictate the answer to the second.

Ms. Ringenbach herself agrees that the credits are not a cost-of-service refund and that “no cost causation principle” requires any particular allocation. Nothing about the methodology used to size Virginia’s share requires the Commission to replicate that methodology when distributing the credit among Virginia customers. Joint Petitioners’ proposed allocation instead appropriately recognizes the service those customers actually receive from the Company.

Q.	Ms. Ringenbach also argues that the alternative proposal discriminates against the GS-5 class by excluding it from shareholder credits that every other class receives. (Ringenbach at 27-28.) Please respond.

A.	The very concept of rate classes assumes that they will be treated differently in various circumstances for various reasons. Choosing to prioritize residential affordability is a legitimate, rational policy basis for treating the classes differently, and it is a choice the Commission has made in other contexts. Moreover, no GS-5 customer will be harmed. Despite REAL’s concern for the GS-5 class, two of the largest customers of the Company—Amazon and Google—have filed testimony in this proceeding supporting the alternative allocation of GS-5 bill credits to residential customers.

Every shopping customer is better off with the Merger and its bill credits than they would be without it. REAL is therefore not seeking to remedy harm to shopping customers, but rather to secure a larger allocation of the available bill credits for those customers.

Q.	VEPGA Witness Steve Burr recommends that bill credits should be allocated based on each customer’s percentage of total system load to ensure non-jurisdictional and jurisdictional customers are treated proportionately. (Burr at 16.) What is your response?

A.	I am not entirely clear what Mr. Burr is recommending and whether it is different than what the Joint Petitioners have already proposed. However, I will clarify that, as proposed by the Joint Petitioners, the bill credits to VEPGA and the other non-jurisdictional customers will in fact be allocated based on each jurisdiction’s share of total system load, as measured by 2025 sales. Under the proposal, VEPGA would receive a proportional share of the credits as the Virginia jurisdictional customers.

4

II.            STAFF’S PIPELINE SAFETY AND DAMAGE PREVENTION RECOMMENDATIONS

Q.	Staff Witness Gregory M. Connolly makes four recommendations regarding pipeline safety and damage prevention, which are Recommended Condition Nos. 39 through 42 in Staff Witness Myers’ Appendix A. Please summarize Joint Petitioners’ response to these recommendations.

A.	Joint Petitioners share Staff’s pipeline safety and damage prevention goals, which will remain a top priority following the Merger, and the Joint Petitioners do not oppose the majority of Staff’s recommendations on this topic. Joint Petitioners accept Recommended Condition Nos. 39, 40, and 41, with one clarification discussed below. However, Joint Petitioners do not believe it would be appropriate to adopt Recommended Condition No. 42 in this proceeding.

Q.	Please summarize Recommended Condition No. 42.

A.	Recommended Condition No. 42 would require the Company to: (1) maintain a comparable level of staffing, defined as a loss of no more than 10% of baseline, for its underground utility locating and marking efforts; (2) maintain a damages-per-1,000-excavation-notices (“DPOTEN”) rate of 1.2 or better; (3) not allow its 811 Notification “no show” rate to increase more than 1.5 percent over its 2021-2025 average of 2.482 percent; (4) file quarterly reports in this docket for two years; and (5) provide annual reports to Staff on these metrics and “any other performance metric requested by Staff.” (Connolly at 6, 8-9; Myers Appendix A, No. 42.)

Q.	Why do Joint Petitioners believe it would not be appropriate to adopt Recommended Condition No. 42 in this proceeding?

A.	Like many of the Intervenor recommendations I discuss in Section III, Recommended Condition No. 42 is not tied to the Merger. The Merger leaves the existing legal, procedural, and operational framework for damage prevention untouched. The recommendation is also not tied to a comparative analysis of NextEra’s historic performance, as Mr. Connolly does not mention NextEra or its subsidiary, Florida Power & Light, in his testimony. A merger condition should have some bearing on an identified risk to adequate service at just and reasonable rates, and Mr. Connolly draws no such link.

The recommendation would also establish Company-specific standards that no other Virginia utility must meet, even though Staff identifies no Company-specific performance shortcoming that would warrant them. Moreover, Mr. Connolly presents the proposed thresholds without explaining where they come from or tying them to any industry benchmark or other evidentiary support. (Connolly at 8-9.) They would also convert dynamic metrics—which are driven by ticket volumes, excavator behavior, contractor staffing decisions, and other factors outside the Company’s control—into static pass/fail requirements enforceable against the Company. A fixed staffing floor would also limit the Company’s ability to appropriately leverage future opportunities for efficiencies, and much of the requested reporting duplicates information that is already publicly available through VA 811 or reviewed regularly by the Commission’s Underground Damage Prevention Advisory Committee.

Q.	Do you have any further comment on Recommended Condition No. 42?

A.	Yes. Although Joint Petitioners do not believe it would be appropriate to adopt Recommended Condition No. 42 in this Transfers Act proceeding, Joint Petitioners will commit to work collaboratively with Staff in a future Commission rulemaking proceeding or task force established to evaluate whether and how to implement standards related to the issues Mr. Connolly raises, including underground utility locating and marking efforts, DPOTEN rates, 811 “no show” rates, related reporting requirements, and the nature of any related enforcement mechanisms. Those forums are better suited than this Transfers Act proceeding to consider all relevant factors and stakeholder input, ensure evidentiary support, and establish rules of general applicability. In the meantime, the Company will continue to comply with all applicable requirements, and Staff will retain full visibility into its performance and its existing authority to raise any concerns with the Commission.

Q.	What clarification do Joint Petitioners wish to make with respect to Staff’s other remaining pipeline safety and damage prevention recommendations?

A.	As I note above, Joint Petitioners accept Recommended Condition Nos. 39, 40, and 41, subject to one clarification with respect to Nos. 40 and 41. These conditions each reference requirements that implicate “DEV pipeline facilities.” Joint Petitioners understand the term “DEV pipeline facilities,” as used in Staff’s proposed conditions, to mean only Company-owned jurisdictional gas pipeline and pipeline facilities. With that understanding, Joint Petitioners do not oppose recommendations 40 and 41.

5

III.       ISSUES NOT RELEVANT TO THIS PROCEEDING

Q.	What legal standard governs the Commission’s review of the Joint Petition?

A.	The Joint Petition was filed under the Utility Transfers Act, Va. Code §§ 56-88, et seq. While I am not a lawyer, I understand that pursuant to Va. Code § 56-90, the Commission is to approve the transaction if it is “satisfied that adequate service to the public at just and reasonable rates will not be impaired or jeopardized” by the Merger. As Joint Petitioner Witness Blue explains, the Commission has consistently applied this as, in essence, a “do no harm” standard, and he provides more commentary on this statutory standard in his rebuttal testimony. The Joint Petitioners have also filed with their rebuttal testimony a Legal Memorandum that further addresses this issue.

Q.	What does that standard mean for which issues are relevant in this proceeding?

A.	The statutory standard governs what evidence is—and what evidence is not—relevant in this case. The statute’s question is focused—will this particular change of control at the holding company level impair or jeopardize Dominion Energy Virginia’s ability to provide adequate service at just and reasonable rates? The Joint Petitioners are not asking to change the franchise or to modify any approved rates or terms of service. Nor is the Commission being asked to approve future projects, costs, rates, or resource decisions. Those matters will continue to be reviewed in the ordinary course of the Commission’s ongoing jurisdiction under Virginia law. An issue is relevant to this case only if it arises from the Merger and bears on whether the Merger will impact Dominion Energy Virginia’s ability to provide adequate service at just and reasonable rates.

As a practical matter, as the Joint Petitioners have described, the day-to-day operations of Dominion Energy Virginia will not change as a result of the Merger, which involves a change of corporate parent. For example, nothing about this Merger changes the Company’s obligation to serve customers reliably and safely, cost allocation practices, customer tariffs and terms and conditions, interconnection policies, billing practices, and any number of other items that are administered at the utility level and regulated by the Commission.

Q.	Have Intervenors appropriately limited their testimony to that standard in this case?

A.	Many have not. Several Intervenors have used this proceeding to raise issues that the Merger did not create and that the Transfers Act does not govern. These issues include, among other things, disputes that belong in other proceedings, larger policy questions that are not before the Commission in this case, and a host of parochial concerns specific to particular parties that have nothing to do with the Merger’s effect on adequate service at just and reasonable rates.

For example, various Intervenors have raised detailed concerns and proposed Commission directives related to the interconnection queue, future return on equity determinations, VCEA implementation, retail choice issues, and cost allocation methodologies, to name a few. A Transfers Act proceeding is not an occasion for each party to seek concessions for its own interests, to advance energy policy objectives, or to litigate matters that have been—or will be—decided elsewhere.

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Q.	How will you address these issues in your rebuttal testimony?

A.	I survey the issues raised in Intervenor testimony that fall outside the scope of this proceeding. Much of the approximately 9,000 pages of Intervenor testimony filed in this case has no bearing on the question before the Commission here, as addressed in the Joint Petitioners’ Legal Memorandum accompanying the rebuttal testimony. For that reason, and in light of the volume of testimony at issue, my rebuttal does not respond to each issue or recommendation individually. However, the Joint Petitioners' decision not to address a particular issue or recommendation should not be construed as agreement with it. To help frame these issues for the Commission and put them in their proper context, I group them into the following categories and address each below.

•	Disconnection policies and billing assistance plans

•	Distributed energy resource development and related issues

•	Large load policy considerations and interconnection process

•	Ratemaking matters

•	Cost allocation methodologies

•	VCEA, DSM, and EE targets and requirements

•	Rider TRG

•	Affiliate matters

•	Outside vendors and labor matters

•	Party-specific priorities and requests

Each of these issues may matter to the party raising it, and some may deserve the Commission’s attention in the right setting. But none of them arise from the Merger, and none bear on the only question the Transfers Act puts before the Commission. This proceeding should not become a forum for collateral disputes, broad policy debates, or party-specific wish lists. Nor should approval of the Merger hinge on concessions that have nothing to do with the transaction. With that framework in mind, I turn to each category below.

Q.	Staff Witness Cizenski addresses various customer service metrics for both FPL and the Company and recommends the Commission impose several conditions on approval of the proposed business combination related to past due bills and payment assistance programs. (Cizenski at 19-28.) Witness McCann on behalf of the Governor also recommends changes to the Company’s disconnection policies (McCann at 17) and Witness Wiggins on behalf of VPLC/NVM proposes a series of commitments related to disconnections, late fees, down payment agreements, and other billing matters (Wiggins at 31-35.) Do you have any comments?

A.	Joint Petitioner Witness Ketchum responds to Staff’s recommendations on this topic and confirms the Joint Petitioners’ acceptance of additional Merger Conditions 32 and 33, which largely memorialize the Company’s current practice.

With respect to the recommendations made by Witnesses McCann and Wiggins, these topics are largely already the subject of Commission-approved tariffs, as well as existing laws and regulations, none of which will be changed by the Merger. The Company’s current disconnection policy is set forth in its Commission-approved Terms and Conditions, which fully complies with the protections established by the General Assembly, including recent amendments to expand these protections in 2024 and associated amendments to Rule 20 VAC 5-330-10 et seq. promulgated in Case No. PUR-2024-00138. The Company’s policy also meets and exceeds the requirements of Rule 20 VAC 5-10-10(C) for the length of time customers have to pay their bills before they are considered delinquent, as noted by Staff Witness Cizenski.

7

To the extent the parties would like to advocate for changes to the disconnection policy, the appropriate forum to do so is the Company’s biennial review proceedings, where these issues have been litigated in the past and may be raised in the future.

The Company also currently offers a broad range of options to help customers manage their bills, including bill and weatherization assistance through its EnergyShare Program, short-term extensions, long-term payment plans, and budget billing. The Merger builds on that support. Under Supplemental Merger Commitment no. 2, NextEra commits to fund in the aggregate $100,000,000 toward the program in Va. Code § 56-585.1:2 for additional bill and weatherization assistance for low-income, elderly and disabled individuals, which will be incremental to the Company’s current funding obligations under the statute, entirely funded by shareholders, and not recoverable from customers in the future. In addition, the Percentage of Income Payment Program (“PIPP”) under § 56-585.6 also will expand effective January 1, 2027, providing further support to the Company’s eligible customers.

The Company is committed to maintaining robust and effective customer assistance options. Its disconnection policy will not change as a result of the Merger and its EnergyShare Program, enhanced by the supplemental merger commitment, will continue to meet the requirements of the Code and all applicable regulations going forward.

Q.	Witnesses on behalf of Intervenors CER, Charlottesville, ECA, Google, SCEC, VA-DSA, and VEPGA each make recommendations concerning distributed energy resource (“DER”) development, distribution interconnection procedures, and related matters, as conditions of approving the Merger. (CER Witness Rábago at 48-50, Charlottesville Witness Riddervold at 7-8, ECA Witness Fryatt at 3-8, ECA Witness O’Neill at 2-6, Google Witness Berry at 17-20, SCEC Witness Lucas at 27-30, 40-45, VA-DSA Witness Smith at 5-14, 28-30, VEPGA Witness Lord at 25-28, 38-39.) Please comment.

A.	DER targets, requirements, policies, and programs are the subject of separate Code provisions, regulations, and numerous Commission proceedings, none of which are implicated by the Merger or governed by the Transfers Act. In particular, the Commission docketed Case No. PUR-2022-00073 “to explore interconnection issues related to utility distributed energy resources . . . in a comprehensive manner.”[1] As a result of that proceeding, the Commission directed multiple mechanisms to address interconnection issues, including a Staff survey, working groups, and a rulemaking proceeding, Case No. PUR-2023-00069, “to examine, at a minimum, whether amendments to the Interconnection Regulations[2] on the following topics are needed: material modification language, dispute resolution language, insurance requirements for Level 1 interconnections, cybersecurity, the DER definition, and DER performance standards.”[3] The results of these Commission-directed mechanisms are ongoing and are beyond the scope of this Transfers Act proceeding. Indeed, SCEC appears to recognize as much, calling for a separate new proceeding to again revisit the Interconnection Regulations. (Lucas at 29.)

1 Commonwealth of Virginia, ex rel. State Corporation Commission, Ex Parte: In the matter considering utility distributed energy resource interconnection-related issues and questions, Case No. PUR-2022-00073, Order Directing Evidentiary Proceeding, Pilot and Improvements to the Interconnection Process (Aug. 7, 2024).

2 Regulations Governing Interconnection of Small Electrical Generators and Storage, 20 VAC 5-314-10 et seq.

3 Commonwealth of Virginia, ex rel. State Corporation Commission, Ex Parte: In the matter of revising the Commission’s Regulations Governing Interconnection of Small Electrical Generators and Storage, Case No. PUR-2023-00069, Order Initiating Rulemaking Proceeding (May 2, 2023).

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Q.	Witnesses Nelson and Roumpani on behalf of Consumer Counsel argue that large loads are already shifting costs to other customer classes and that the Merger will worsen this risk. (Nelson at 6-11, 19-21, 34-36, 39-43, 45-46, Roumpani at 56-71.) Please respond.

A.	The issue of large load cost allocation and risk mitigation for all customers is the subject of numerous Commission proceedings and legislative directives, as detailed in Witness Nelson’s testimony. This includes the Commission’s recent approval to establish a new Rate Schedule GS-5 in the Company’s 2025 biennial review, Case No. PUR-2025-00058. Rate Schedule GS-5, effective January 1, 2027, includes key provisions designed to ensure that large load customers pay their appropriate share of the system costs and to protect other customers from the risk of future stranded investment costs. The approved terms of Rate Schedule GS-5 will not change as a result of the Merger, and the Company will continue to comply with all Commission requirements and legislative directives concerning large load customer matters. Along those lines, Google Witness Berry’s recommendation to modify the minimum demand charge in Rate Schedule GS-5 to exclude certified accelerated clean energy buyers is beyond the scope of this case. (Berry at 13.)

More generally, as Joint Petitioner Witnesses Blue and Baine explained in their supplemental direct testimony, the alternative allocation of the shareholder-funded bill credit commitment is designed in part to address affordability and rate stability concerns. The alternative allocation takes bill credit dollars that would have gone to the newly created Rate Schedule GS-5 class of high load/high load factor customers—which will almost exclusively be comprised of large data center customers—under the as-filed proposal and instead exclusively assigns them to the residential class. I would note that Intervenors Amazon and Google support this alternative allocation for the bill credits.

Q.	Witness Brooks on behalf of Amazon recommends as conditions of approval that the Company be required to reform its large load interconnection study process and file for approval of a “bring your own generation” pathway for large load customers. (Brooks at 20-21, 27-28.) Do you have any comments?

A.	Yes. Important as they may be, Witness Brooks’s proposals address industry-wide policy questions, not the merits of this transaction or its impact on customers, and they belong in the proceedings already established to consider them. As Witness Brooks acknowledges, earlier this year the Commission initiated a separate proceeding to evaluate large load interconnection matters, Case No. PUR-2026-00011. This matter remains pending. In addition, pursuant to Va. Code § 56-596.7, the Company has launched a stakeholder engagement process to help inform the design of a voluntary Large Load Demand Flexibility Program to be submitted to the Commission in January 2027. Additionally, there are a number of proceedings pending before FERC addressing related issues. Issues related to capacity constraints and potential solutions are beyond the scope of this Transfers Act proceeding.

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Q.	Several Intervenors propose conditions related to future ratemaking matters. Please respond.

A.	Witness McCann on behalf of the Governor and Witness Smith on behalf of Consumer Counsel each recommend the Commission freeze residential base rates for three to six years. (McCann at 21-24, Smith at 115-116.) Witness McCann also recommends the Commission impute a capital structure with a 60% debt ratio (a proposal which, if ever considered, would have significant negative impacts for customers) and direct changes to the Company’s long-term incentive compensation parameters (McCann at 29, 59.) CER Witness Rábago recommends the Commission “strongly consider restricting customer and shareholder-funded political activities.” (Rábago at 55, 62.)

Each of these proposals tries to fit ratemaking issues into a proceeding that does not set rates. These ratemaking proposals are contrary to the regulatory framework and, to the extent at all viable, are more properly considered in the Company’s biennial review proceedings. The Company is entitled to an opportunity to recover its reasonable and prudent costs to provide electric service and to earn a fair return, as determined by Va. Code § 56-585.1. In addition, Va. Code § 56-585.1 directs the use of the utility’s actual end-of-test period capital structure and cost of capital. On this topic, the proposal to impute a 60% debt ratio for the Company is at odds with Staff’s recommended conditions to ensure adequate access to capital and maintain credit metrics. And with respect to political activities, no related costs are recovered through customers’ rates, as confirmed by Commission Staff’s comprehensive audits in the biennial review.

The Commission’s Order in this proceeding will not change the Company’s cost of service nor will it alter the regulatory framework to set customer rates.

Q.	Along the same lines, several Intervenor Witnesses also recommend conditions related to future ROE determinations for the Company. (CER Witness Hanser at 15, Fairfax Witness Miller at 11, VA-DSA Witness Smith at 26-28, 30, VEPGA Witness Burr at 15.) Do you have any comments?

A.	Broadly, I would emphasize that, like the ratemaking matters I just discussed, the Company’s ROE is determined in its biennial review proceedings pursuant to the provisions of Va. Code § 56-585.1 A 2. In addition, per Va. Code § 56-585.1 A 2 c, the Commission has initiated a rulemaking proceeding to establish performance-based adjustments to the ROE, Case No. PUR-2023-00210, which is still pending. Matters concerning future ROE determinations and performance measures are beyond the scope of this case, and Intervenors have offered no compelling reason why the Merger would impair the Commission’s ability to apply the law and make ROE determinations for Dominion Energy Virginia post-Merger, just as it does today. Joint Petitioner Witness Dunne addresses certain financial recommendations in more detail in his rebuttal testimony.

Q.	Governor Witness McCann recommends that the Commission order the Company to replace the Average & Excess (“A&E”) allocation methodology for plant costs with the Probability of Dispatch allocation methodology supported by Commission Staff in the 2025 biennial review. (McCann at 6, 33-34.) Please respond.

A.	Cost allocation methodology is a core ratemaking issue with no connection to the change of control determination before the Commission in this case. Witness McCann’s recommendation belongs in a biennial review, which is where the Commission has already addressed it and pledged to take it up again in the future. The issue of the appropriate cost allocation methodology was extensively litigated in the 2025 biennial review by numerous interested parties. In its Final Order in that case, the Commission declined to adopt the Probability of Dispatch method and instead directed the Company to present three alternative methods in its next biennial review proceeding, as the first step in transitioning away from the A&E methodology. The Company will comply with this directive and present the alternative methods, developed in consultation with Staff, in its 2027 biennial review proceeding where a full record, with actual data, will be developed. This issue is not properly the subject of this case.

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Q.	Numerous Intervenors request the Commission to impose additional conditions on approval related to clean energy initiatives and demand-side management (“DSM”) and energy efficiency (“EE”) targets. Please respond.

A.	SCEC Witness Lucas makes several recommendations concerning the Company’s compliance with the Virginia Clean Economy Act (“VCEA”), including modifying the statutory targets and imposing additional requirements on the Company’s request for proposal process. (Lucas at 34-35.) Governor Witness McCann recommends a raft of additional clean energy-related commitments, including the formation of a new state-owned utility for EE advancement (McCann at 35-37, 46-53), while CEBA Witness Levitas calls for a new clean energy tariff for large customers and modifications to the Company’s integrated resource planning and procurement processes as conditions of approval (Levitas at 10-36, 36-46).

Taken together, these recommendations are a clean energy policy agenda presented as merger conditions. They address how Virginia should pursue its energy goals, not what the impact of this transaction will be on the Company’s service and rates. They belong in the proceedings and policymaking forums designed for those questions. With respect to Mr. Levitas’ suggestion to create a new clean energy tariff, the Commission approved Schedule CFG (Carbon Free Generation) in Case No. PUR-2024-00114, which is almost exactly what he describes. The Company files annually for approval of zero-carbon generating facilities and energy storage resources to meet the requirements of the VCEA, along with related Commission directives. The Company’s DSM and EE initiatives are also the subject of annual proceedings pursuant to Va. Code § 56-585.1 A 5 and associated regulations. The Company will continue to comply with all applicable Code provisions, regulations, and Commission directives following the Merger. Recommendations to modify or expand the VCEA and related DSM and EE requirements or generally alter the regulatory framework for utilities in the Commonwealth, are beyond the scope of this Transfers Act proceeding.

Q.	REAL Witness Hanger recommends the Commission repeal the Company’s approved voluntary 100% renewable energy tariff, Rider TRG, effective at closing of the Merger on the basis that it could be used to benefit competitive affiliates. (Hanger at 31-38.) Do you have any comments?

A.	Repealing a Commission-approved tariff would be an extraordinary response to a hypothetical concern raised in a Transfers Act proceeding, particularly when the tariff— and the Commission’s oversight of it—will remain the same after closing of the Merger as it is today. The Commission initially approved Rider TRG pursuant to Code §§ 56-577 A 5 and 56-234 in Case No. PUR-2019-00094 subject to certain conditions, including specific protocols for the addition of resources to the TRG Portfolio. Since that time, the Commission has approved various updates to Rider TRG and monitored the Portfolio composition and customer participation levels through annual reporting requirements. Mr. Hanger’s concern that the Merger raises a risk that Dominion Energy Virginia could use TRG to pay a competitive affiliate is unfounded. First, any future power purchase agreement between Dominion Energy Virginia and a NEER-owned generation resource would be subject to Commission approval under the Affiliates Act and would be subject to a lower of cost or market test. Second, any additional generation added to the TRG portfolio must also be approved by the Commission. Rider TRG will continue to be subject to the Commission’s approval requirements and oversight following the Merger and is unrelated to the conclusion that the Merger would not impair adequate service at just and reasonable rates.

Q.	Intervenor Witnesses for CER, Clean Virginia, Consumer Counsel, REAL, SCEC, Sierra Club, and VA-DSA recommend various conditions concerning affiliate matters, including FERC pricing standards and codes of conduct, transmission, queue and retail choice programs, heightened scrutiny of affiliate contracts, and a bar on affiliate distributed energy resources at public facilities. (Rábago at 61-62, Hempling at 132-150, Roumpani at 34-39, Hanger at 43-44, Ringenbach at 6-13, Lucas at 35-40, Lane at 34, and VA-DSA Smith at 4-5, 22-26.) Please respond.

A.	In response to the additional conditions raised by certain Intervenors, I would emphasize that affiliate transactions are already subject to a robust framework of state and federal rules and regulations. The applicable laws, regulations, and transfer pricing standards will not change as a result of the Merger. Additionally, the Joint Petitioners will file for necessary approvals of all implicated affiliate contracts and transactions under the Virginia Affiliates Act. Joint Petitioners have pledged to make such a filing, and any party may raise concerns pertaining to particular future affiliate transactions in that case. Generalized preventative conditions imposed before any such transactions exist are unnecessary.

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Q.	MAROC and IBEW each filed testimony recommending various conditions related to the contracted construction and maintenance workforce as well as wage and apprenticeship issues for outside labor. (Meighan at 11, 25-27; Rowe at 6.) Do you have any comments?

A.	Yes. While the topics related to outside vendor selection and labor agreements are important to the Company, these issues do not bear on the statutory analysis in this proceeding and are not properly before the Commission in this Transfers Act case. The Company’s outside labor agreements are separately negotiated and not typically the subject of Commission review even outside the context of the Transfers Act.

Q.	Lastly Mr. Gaskill, in addition to some of the common topics you have already addressed, several Intervenors raise issues that appear to be of particular interest to their own organizations, and they ask the Commission to adopt related conditions as part of any approval of the Merger. Do you have any general comments?

A.	A merger proceeding naturally draws a wide range of interested parties, but many of the conditions proposed here have nothing to do with the Merger and everything to do with the particular interests of the parties proposing them, including, among others:

•	Charlottesville Witness Riddervold recommends financial support for the City’s fleet electrification efforts, including the development and deployment of electric vehicle charging stations, vehicle-to-grid integration programs, and time of use rates for off-peak charging. (Riddervold at 11-12.)

•	Fairfax Witness Miller recommends Joint Petitioners commit to upholding commitments set forth in the 2025 Memorandum of Understanding between Dominion Energy Virginia and NOVA Parks related to vegetation management along the W&OD Park. (Miller at 26.)

•	REAL Witness Ringenbach recommends the Commission condition approval on, among other things, relief from the minimum generation demand charge established in the Company’s biennial review for shopping customers. (Ringenbach at 13, 15-25.)

•	Google Witness Berry recommends the condition that Joint Petitioners should commit to waive or file a tariff removing the minimum generation demand charge for retail choice customers that certify as Accelerated Clean Energy Buyers. (Berry at 7-17.)

•	VEPGA Witness Burr recommends several governance and oversight conditions, including annual impact-reporting to the Commission and VEPGA, consultation with VEPGA before major system changes, and enforceable “meet and confer” timelines. (Burr at 16.)

•	VEPGA Witness Lord recommends several conditions that are specific to concerns from VEPGA members, such as required customer testing periods for billing system changes, response time standards for customer service and Key Account representatives, and standards for streetlighting repairs. (Lord at 36-39.)

•	VMEA Witness Dawson recommends a commitment that costs incurred to serve hyperscale data center customers will not be allocated to VMEA through formula rates. (Dawson at 13-15.)

•	Walmart Witness Marchand recommends Schedule GS-3 Electric Vehicle Public Charging be made permanent and the participation limit be removed. (Marchand at 10-13.)

These matters are not relevant to the Commission’s analysis in this case. While some of these issues may merit consideration in the appropriate forum, they are not a necessary or appropriate focus of this Transfers Act proceeding.

Q.	Mr. Gaskill, does this conclude your rebuttal testimony?

A.	Yes, it does.

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APPENDIX A

BACKGROUND AND QUALIFICATIONS

OF

J. SCOTT GASKILL

J. Scott Gaskill joined the Company in 2007 as a Senior Financial Analysis Specialist in the Generation System Planning department. He has since held the positions of Manager of Generation System Planning, Director of Power Contracts and Origination, Director of Power Generation Regulated Operations, and General Manager – Regulatory Affairs. On February 1, 2024, he assumed the role of Vice President – Regulatory Affairs where he leads the team responsible for the Company’s rate-related activities, including the preparation and support of rate filings and the implementation of rates.

Prior to joining Dominion Energy Virginia, Mr. Gaskill worked for Ventyx (formerly known as NewEnergy Associates) as a Senior Consultant specializing in the areas of resource planning, market price forecasting, and unit valuation. Additionally, he assisted multiple utilities, including Dominion Energy Virginia, in their implementation and use of the PROMOD and Strategist production cost planning models.

Mr. Gaskill graduated from the Georgia Institute of Technology in 2003 with a Bachelor of Science in Industrial and Systems Engineering. While working for the Company, he also received a Master of Business Administration degree from Virginia Polytechnic Institute and State University in 2011.

Mr. Gaskill has previously presented testimony before the State Corporation Commission of Virginia and the North Carolina Utilities Commission.

Witness Rebuttal Testimony Summary

Witness:	John J. Reed

Title:	Chairman of the Board - Concentric Energy Advisors

In support of the merger between NextEra Energy, Inc. (“NextEra”) and Dominion Energy, Inc. (“Dominion”) (“Merger”, or “Proposed Transaction”), Joint Petitioner Witness John J. Reed provides rebuttal testimony responding to prefiled direct testimonies submitted on behalf of Commission Staff (“Staff”), Office of the Attorney General (“Consumer Counsel”), and certain other intervenors pertaining to the topics summarized below. He sponsors Exhibits JJR-1 to JJR-4.

A.	Standard of Review - Mr. Reed testifies the standard the Commission is whether, in the aggregate, the Proposed Transaction will not impair or jeopardize DEV’s ability to provide adequate service at just and reasonable rates. Mr. Reed concludes that the Merger goes well beyond the statutory threshold.

B.	Industry Perspective and Assessment of the Proposed Transaction – Mr. Reed concludes the Merger will create benefits for customers at the upper end of the range of what is typically proposed or required in utility transactions. The magnitude of the proposed customer bill credits is unprecedented. That the combined company will have deeper financial strength and operational expertise is supported by benchmarks demonstrating NextEra’s and FPL’s strong performance. The Joint Petitioners’ workforce commitments are best in class when compared to other mergers; adopting Staff’s proposal to expand the five-year employment commitment would limit the company’s ability to respond to changes it cannot anticipate today, prudently manage its costs and operations and make the best decisions on behalf of customers.

C.	Ring-Fencing and Governance Conditions – Mr. Reed concludes the Merger is backstopped by appropriate regulatory commitments to protect customers from risk. Ring-fencing should be calibrated to the actual risks of this Transaction rather than being imported wholesale from materially different mergers. The incremental ring-fencing and governance measures proposed by Staff and Consumer Counsel are not necessary

D.	Control Premium – Mr. Reed concludes Clean Virginia Witness Scott Hempling’s views are in direct conflict with established regulatory principles and how financial and equity investments function and should be rejected or disregarded as they have by every commission presented with his views.

In summary, Mr. Reed testifies that the Merger goes well beyond the statutory threshold and will benefit DEV’s customers, backstopped by appropriate regulatory commitments and protections.

i

ii

REBUTTAL TESTIMONY

OF

JOHN J. REED

ON BEHALF OF

DOMINION ENERGY, INC.,

VIRGINIA ELECTRIC AND POWER COMPANY,

AND OSW PROJECT LLC

BEFORE THE

STATE CORPORATION COMMISSION OF VIRGINIA

CASE NO. PUR-2026-00112

I.        INTRODUCTION

Q.	PLEASE STATE YOUR NAME AND BUSINESS ADDRESS.

A.	My name is John Reed. My business address is 293 Boston Post Road West, Suite 500, Marlborough, Massachusetts, 01752.

Q.	BY WHOM ARE YOU EMPLOYED AND WHAT IS YOUR POSITION?

A.	I am Chairman of the Board of Concentric Energy Advisors (“Concentric”), an economic consulting firm that was founded by a small group of executive-level consultants in 2002 and that specializes in management consulting and financial advisory services with an exclusive focus on the North American energy industry. The Concentric staff possesses expertise in all aspects of the power and natural gas markets at both the wholesale and retail levels and in the oil pipeline industry.

Q.	WHAT ARE YOUR QUALIFICATIONS TO TESTIFY IN THIS PROCEEDING?

A.	My qualifications are described in Exhibit JJR-1. I have more than 50 years of experience in the energy industry and have worked as an executive in, and consultant and economist to, the energy industry. Over the past 40 years, I have directed the energy consulting services of Concentric, Navigant Consulting, and Reed Consulting Group. I have served as Vice Chairman and Co-CEO of the nation’s largest publicly traded consulting firm and as Chief Economist for the nation’s largest gas utility. I have provided regulatory policy and regulatory economics support to more than 100 energy and utility clients and have provided expert testimony on regulatory, economic, and financial matters on more than 300 occasions before the Federal Energy Regulatory Commission (“FERC”), Canadian regulatory agencies, state utility regulatory agencies, various state and federal courts, and before arbitration panels in the United States and Canada. As part of my work in the utility industry, I have appeared as an expert for both Virginia Electric and Power Company (“VEPCO” or “DEV”) and Florida Power & Light in state regulatory proceedings.

As an industry expert, I have been involved in numerous utility transactions over the past 30 years, including mergers, divestitures, asset acquisitions, and reorganizations. I have advised clients involved in utility transactions in Alaska, Arizona, Connecticut, District of Columbia, Hawaii, Idaho, Illinois, Kansas, Massachusetts, Maryland, Maine, Michigan, Missouri, New Jersey, New York, North Carolina, New Hampshire, New Mexico, Ohio, Oregon, Rhode Island, Texas, Utah, Virginia, Washington and Wisconsin. I have appeared as an expert witness in several jurisdictions on the topics of merger policy standards, acquisition financing plans, merger benefits analyses, affiliate codes of conduct, impacts on competition and energy markets, utility benchmarking and merger-related commitments or conditions.

Q.	HAVE YOU PREVIOUSLY TESTIFIED BEFORE THE VIRGINIA STATE CORPORATION COMMISSION?

A.	Yes, I have testified twice before the State Corporation Commission of Virginia (“Commission”).

Q.	ON WHOSE BEHALF ARE YOU TESTIFYING?

A.	I am testifying on behalf of the Joint Petitioners in this proceeding seeking approval of a transfer of control of Virginia Electric and Power Company (“VEPCO,” “DEV,” or the “Company”) arising from the proposed business combination of the Company’s parent, Dominion Energy Inc. (“Dominion”) and NextEra Energy, Inc. (“NextEra”) (the “Transaction”, “Merger” or “Proposed Transaction”).

Q.	WHAT IS THE PURPOSE OF YOUR REBUTTAL TESTIMONY?

A.	My rebuttal testimony responds to prefiled direct testimonies submitted on behalf of Commission Staff (“Staff”), Office of the Attorney General (“OAG” or “Consumer Counsel”), and other intervenors in this proceeding (collectively, “Staff and Other Parties”) pertaining to:

Section II: Standard of Review – I discuss the Commission’s “will not impair or jeopardize” standard of review for utility mergers and how it, and commissions throughout the nation, have applied their standard of review, and I respond to the testimonies of Staff Witness Carol B. Myers, OAG Witness Ron Nelson and Clean Virginia Witness Scott Hempling.

Section III: Industry Perspective on the Proposed Transaction – I respond to Staff and Other Parties by providing important industry context for the Proposed Transaction. I address the regulatory commitments made by the Joint Petitioners and the benefits for customers that the Transaction will create and respond to Staff’s proposed changes to the Joint Petitioner’s workforce commitments and questions regarding NextEra’s performance in utility and generation operations.

Section IV: Ring-Fencing and Governance Commitments – I respond to Staff and Other Parties regarding financial ring-fencing and governance commitments made by the Joint Applicants.

Section V: Control Premium – I respond to Clean Virginia Witness Hempling’s testimony regarding a control premium. I also respond to Virginia Poverty Law Center (VPLC”) Witness Tyson Slocum concerning the regulatory termination fee.

Please note that in the interest of brevity I have not addressed every issue raised by any party on these topics. The absence of a response does not constitute my agreement with a party, and the Joint Petitioners may respond on the topic in subsequent testimony including at hearing.

Q.	PLEASE SUMMARIZE YOUR PRINCIPAL CONCLUSIONS.

A.	Virginia’s statutory standard of review for the Merger is clear. The question before the Commission is whether, in the aggregate, the Proposed Transaction will not impair or jeopardize VEPCO’s ability to provide adequate service at just and reasonable rates. As my testimony concludes, the Proposed Transaction goes well beyond this threshold and will create benefits for DEV’s customers backstopped by appropriate regulatory commitments and protections. As I discuss in detail, the proposed package of benefits and protections is among the highest ever offered or agreed to in utility transactions.

From the outset, my perspective on this Transaction is that the Joint Petitioners made customer benefits and employee protections central considerations in developing the proposed combination. The customer bill credit of $10 per month for four years for the typical customer utilizing 1,000 kWh of electricity is unprecedented and is a clear benefit created by the Transaction. I have never seen a customer bill credit of this magnitude. Further, if it is approved and closes, the Merger will create a new combined company with unrivalled financial strength, greater scale and broader operating capabilities. While some parties have questioned these attributes, I believe it is clear that a combined company with deeper expertise and financial strength to meet the challenges of an increasingly complex power generation and delivery environment will clearly benefit customers.

The Joint Petitioners’ commitment to maintaining a workforce of at least 10,431 employees in Virginia for five years, while creating 600 additional jobs coupled with the other employee and workforce development benefits proposed are best in class when compared to other mergers. Rather than benefit the public interest, Staff’s proposal to extend this commitment to 10 years would limit the company’s ability to respond to changes it cannot anticipate today, make decisions that are in DEV’s customers’ best interests in the future, and prudently manage its costs and operations. And while some parties question whether NextEra’s operations have resulted in a tradeoff between cost efficiency and operating performance, as I discuss in detail later in my testimony, available benchmarks demonstrate the very strong performance of FPL in cost, efficiency, service quality and reliability, as well as the very strong performance of NextEra’s renewable, nuclear and fossil generating fleets.

While I appreciate Staff and Consumer Counsel’s intention to protect DEV and its customers, the combined incremental ring-fencing measures they have proposed are unnecessary and could harm customers by denying them financial benefits of the Transaction if taken all together as proposed. Ring-fencing should be calibrated to the actual risks of this Transaction rather than being imported wholesale from materially different mergers. Importantly, more restrictive does not equate to better for customers. While restrictive ring-fencing measures may be appropriate when one entity seeking acquisition and control of another is financially weaker or riskier, such structures are inappropriate when they prevent the acquired utility from benefiting from the consolidated strength of the new holding company. That is the case here.

Finally, I strongly recommend that the Commission disregard or reject the extreme positions presented to it by Clean Virginia Witness Hempling including his demands that the Commission disregard any and all benefits of the Transaction and deny shareholders merger consideration for the stock they legally own. I have reviewed more than 100 transactions, including transactions approved by this Commission, and in none of these transactions did a commission, including this Commission, adopt anything like what Witness Hempling demands. Witness Hempling’s views are in direct conflict with established regulatory principles and how financial and equity investments function.

Q.	ARE YOU SPONSORING ANY EXHIBITS?

A.	Yes. I am sponsoring the following exhibits which have been prepared by me or under my direction:

Exhibit JJR-1: John Reed Résumé and Testimony Listing

Exhibit JJR-2: WANO-AC Exhibit

Exhibit JJR-3: WANO – Operating Costs

Exhibit JJR-4: Ring-Fencing and Governance Exhibit

II.         STANDARD OF REVIEW

Q.	PLEASE INTRODUCE WHAT YOU ADDRESS IN THIS SECTION OF YOUR REBUTTAL TESTIMONY.

A.	In this section of my rebuttal testimony, I address the Commission’s standard of review for utility mergers and respond to Staff Witness Myers, OAG Witness Nelson and Clean Virginia Witness Hempling. My testimony on these points is as an industry expert with more than 50 years of experience, not as a legal expert.

Q.	AS A STARTING POINT, WHAT IS THE STANDARD OF REVIEW FOR APPROVAL OF A UTILITY MERGER?

A.	The standard of review is established in Virginia Code Section 56-90 and provides that the Commission may approve a merger if it is “satisfied that adequate service to the public at just and reasonable rates will not be impaired or jeopardized by granting the prayer of the petition”.[1]

Q.	STAFF WITNESS MYERS TESTIFIES THAT “THE COMMISSION COULD CONDITION THE APPROVAL OF THE PROPOSED MERGER UPON CERTAIN REQUIREMENTS, IF IT FINDS SUCH REQUIREMENTS ARE NECESSARY TO ENSURE THAT ADEQUATE SERVICE TO THE PUBLIC AT JUST AND REASONABLE RATES WILL NOT BE IMPAIRED OR JEOPARDIZED GOING FORWARD.”[2] DO YOU AGREE?

A.	While I am not an attorney and I am not offering a legal opinion, yes, I agree with Staff Witness Myers’ plain language.

Q.	OAG WITNESS NELSON TAKES ISSUE WITH THE JOINT PETITIONERS’ CHARACTERIZATION OF THE STANDARD OF REVIEW AS A “NO HARM” STANDARD. PLEASE RESPOND.

A.	Witness Nelson argues that characterizing the standard of review as a “no harm” standard would limit the Commission’s review to likely impacts of the Merger at “the present moment”.[3] That is simply not true. Virginia’s statutory language "will not be impaired or jeopardized” may be reasonably characterized as a “no harm” standard and in so doing does not limit the Commission to considering only “the present moment”.

[1]	Va. Code Ann. § 56-90.

[2]	Virginia State Corporation Commission PUR-2026-00112, Direct Testimony of Staff Witness Myers, October 19, 2026, pgs. 6-7.

[3]	Virginia State Corporation Commission PUR-2026-00112, Direct Testimony of Office of the Attorney General’s Division of Consumer Counsel Witness Nelson, October 19, 2026, pg. 22.

Q.	PLEASE BRIEFLY SUMMARIZE CLEAN VIRGINIA WITNESS HEMPLING’S TESTIMONY REGARDING THE STANDARD OF REVIEW.

A.	Witness Hempling asserts that (1) the Joint Applicants must show that the Transaction "will never, under any and all plausible circumstances, impair or jeopardize VEPCO’s ability to provide, and the Commission’s ability to ensure that VEPCO provides adequate service at just and reasonable rates”, and (2) the Commission may not consider any benefits or potential penalties in the application of Witness Hempling’s proposed standard of review.[4]

Q.	WHAT IS YOUR OVERALL RESPONSE TO WITNESS HEMPLING ON THESE POINTS?

A.	I have reviewed more than 100 transactions, including five transactions approved by this Commission dating back to 2010.[5] In none of these transactions did a commission, including this Commission, employ a standard anything like what Witness Hempling demands. His own testimony explains why: “It is an absolute, concrete, no-exceptions standard... It does not allow for impairment-netted-against-an-offset. It does not allow minor impairment, insignificant impairment, unlikelihood of impairment, or impairment-followed-by-penalty.”[6] What Witness Hempling is demanding is that merging entities “promise” there is no possibility, no matter how remote, of even a single negative outcome no matter how minor or insignificant, in perpetuity. Further, Witness Hempling would have the Commission disregard any and all positive impacts which may outweigh any potential for harm. Adopting Witness Hempling’s standard would violate decades of regulatory practice and precedent and be counter to the public interest.

Dominion and VEPCO, under the status quo stand-alone scenario, has a distribution of future outcomes in terms of rates, profits, reliability and customer service quality. As I discuss in this testimony, it is reasonable to conclude that the Proposed Transaction will shift that distribution of outcomes in a favorable direction for DEV’s customers. In statistical terms the upper end of the distribution, the lower end of the distribution and the expected value of the distribution are all likely to be more favorable following the Transaction. Nonetheless, Witness Hempling would have the Commission reject the proposed Transaction because the distribution still has some potential “negative” outcomes. To reject the Transaction on that basis makes no sense in terms of the public interest and would, contrary to legislative intent, convert the Virginia legislature’s “do no harm” standard into a de facto ban on utility mergers in Virginia.

[4]	Virginia State Corporation Commission PUR-2026-00112, Direct Testimony of Scott Hempling on behalf of Clean Virginia, October 16, 2026, pg. 28.

[5]	Virginia State Corporation Commission, FirstEnergy/Allegheny Power, Case No. PUE-2010-00056, Final Order, September 9, 2010; Virginia State Corporation Commission, PPL/ E.ON, Case No. PUE-2010-00060, Final Order, October 19, 2010; Virginia State Corporation Commission, Pepco/ Exelon, Case No. PUE-2014-00048, Final Order, October 7, 2014; Virginia State Corporation Commission, Southern Company/ AGL, Case No. PUE-2015-00113, Final Order, February 23, 2016; Virginia State Corporation Commission, AltaGas/WGL, Case No. PUR-2017-00049, Final Order, October 20, 2017.
[6]	Direct Testimony of Witness Hempling, pg. 13.

Q.	PLEASE EXPAND ON LONGSTANDING REGULATORY PRACTICE AND PRECEDENT IN THE REVIEW OF UTILITY TRANSACTIONS.

A.	While specific statutory language pertaining to the approvals required for utility transactions varies across states (e.g., some are essentially “no harm” standards like Virginia, while others are “net benefits” standards), all state commissions evaluate the likely aggregate impact of a proposed transaction on the public interest, considering both potential benefits and risks, as compared to the status quo. That is what the Commission has done in its review and approval of the last six transactions presented to it. Witness Hempling would have the Commission materially change its inquiry and disregard a positive shift in the totality of outcomes if any potential outcome, no matter how remote a possibility, could be negative. Implicitly, Witness Hempling is arguing that the Commission, and commissions throughout the United States, have been wrong in exercising their statutory authority reviewing and, in many cases, approving proposed utility transactions for decades. This is a stunning assertion which should be rejected.

Q.	WITNESS HEMPLING ASSERTS THAT HIS PROPOSED STANDARD SIMPLY “SCREENS OUT ACQUISITIONS THAT IMPAIR OR JEOPARDIZE ADEQUATE SERVICE AT JUST AND REASONABLE RATES, AND SCREENS IN THOSE THAT DON’T.” DO YOU AGREE?[7]

A.	No, I do not. As Witness Hempling himself recognizes, VEPCO and its customers are exposed to risk today. And, absent the Transaction, there will continue to be risk and a range of potential outcomes for VEPCO and its customers. The question is not whether there is no potential for any risk no matter how minor or insignificant. The question is whether, in the aggregate, the Proposed Transaction will not impair or jeopardize VEPCO’s ability to provide adequate service at just and reasonable rates. This is a very important distinction disregarded by Witness Hempling in his zealousness to criticize the holding company model of utility ownership, bemoan the 2005 repeal of the Public Utility Holding Company Act of 1935, and upend decades of regulatory practice and precedent. Ironically, while Witness Hempling attempts to argue that insufficient evidence has been presented supporting the benefits that are created by the Transaction and depicts customer bill credits as not being a benefit created by the Transaction, this is irrelevant to the standard he proposes.

Q.	SHOULD WITNESS HEMPLING’S PROPOSED STANDARD BE ADOPTED?

A.	No. Adopting Witness Hempling’s proposed standard would not “protect” customers, it would simply deny them the benefits of the Transaction not because they are without merit but because Witness Hempling would prohibit the Commission from considering them and in so doing violate decades of regulatory practice and precedent.

[7]	Direct Testimony of Witness Hempling, pg. 29.

III.       INDUSTRY PERSPECTIVE AND ASSESSMENT ON THE PROPOSED TRANSACTION

A. Introduction

Q.	PLEASE BEGIN BY BRIEFLY DESCRIBING THE PROPOSED TRANSACTION.

A.	As explained by the Joint Petitioners in their Application to the Commission, the Proposed Transaction is a substantially all stock-based transaction where Dominion shareholders will receive a fixed exchange of shares and a one-time cash payment of $360M at the time of closing. The combination will create the country’s largest regulated electric utility business, serving approximately 10 million utility customer accounts across Virginia, North Carolina, South Carolina, and Florida. The Proposed Transaction is taking place at the Holding Company level; there will be no material changes or adverse impacts to the provision of the electric service for Dominion Energy Virginia’s 2.7 million customers in Virginia.

Q.	ARE UTILITY TRANSACTIONS COMMON?

A.	Yes. Mergers in the utility industry have been commonplace over the past several decades. Since 2020 alone, there have been at least 39 electric and gas utility transactions in North America that have closed or are currently pending.[8] These transactions fall into two broad categories: strategic combinations and financial investors. Further distinctions are also frequently made between acquisitions involving the issuance of substantial new debt and those that rely on stock-for-stock exchanges. The Proposed Transaction is clearly a strategic combination of two companies with significant experience owning and operating utility operations and a long-term intent of continuing to own and operate electric utilities and infrastructure. It also does not involve the issuance of new debt. This is different from a transaction that is driven by private equity or institutional capital entities with an interest in having a portfolio position filled by a utility equity holding, and that frequently add significant leverage to existing financial structures.

Q.	WHAT IS YOUR ASSESSMENT OF THE PROPOSED TRANSACTION?

A.	I have more than 50 years in the utility industry, with an emphasis on financial and economic aspects of utility regulation and have brought that experience to my review of the Proposed Transaction, along with my knowledge of the regulated utilities owned by Dominion and NextEra. If it is approved and closes, it will bring together two world-class utility holding companies to create a new combined company with unrivalled financial strength and operational expertise benefiting customers and Virginia. The Proposed Transaction comes at an inflection point in the industry, and for Virginia in particular, and will support the significant capital investment needed to serve growing load.

From the outset, my perspective on this Transaction is that the Joint Petitioners made customer benefits and employee protections central considerations in developing the proposed combination. The package of benefits and protections presented by the Joint Petitioners stands at the upper end of the range of what is typically proposed or required in utility transactions. Importantly, while a demonstration of specific benefits is not required by statute in Virginia, the Proposed Transaction goes well beyond the statutory “do no harm” threshold and is likely to unleash real benefits and advantages for utility customers. And, while the Proposed Transaction does not create any meaningful new risks for customers, it is still backstopped by appropriate regulatory commitments to protect customers from risk.

[8]	In order of the date each transaction was announced, this includes: 1) Delta North Louisiana Gas Company – Spire Mississippi (pending); 2) Blackrock – AES Corporation (pending); 3) National Fuel – Vectren Energy Delivery of Ohio; 4) Black Hills – NW Energy (pending); 5) Brookfield minority purchase of Duke Energy Florida; 6) Spire Inc. – Piedmont Natural Gas Company; 7) Blackstone – TXNM Energy (pending); 8) Unitil – Iberdrola; 9) KKR & Co and PSP Investment Board minority purchase of AEP Ohio and AEP Indiana Michigan Transmission Company; 10) Northwestern Energy Group – Energy West Montana Inc; 11) CDPQ minority purchase of AES Ohio; 12) Bernhard – New Mexico Gas; 13) Unitil – Hope (Bangor); 14) Global Infrastructure Partners and Canada Pension Plan Investment – ALLETE; 15) Bernhard – CenterPoint; 16) Bernhard – Entergy; 17) Chesapeake Utilities – Florida City Gas; 18) Enbridge – Dominion Energy Gas Utilities; 19) Blackstone minority purchase of NIPSCO; 20) Hope Gas – Multiple WV gas utilities; 21) Brookfield minority purchase of FirstEnergy Transmission (two separate transactions); 22) TriSummit – ENSTAR; 23) JPM – South Jersey Industries; 24) Ullico – Hope; 25) Macquarie/OTPP minority purchase of Puget Sound Energy; 26) Summit Utilities - CenterPoint Energy; 27) PPL Rhode Island – Narragansett Electric; 28) GIC minority purchase of Duke Energy Indiana; 29) Ullico Investment Advisors – Hearthstone Utilities Inc; 30) Axium – UPPCO; 31) Argo Infrastructure Partners – Corning Gas; 32) UGI Corporation – Mountaineer Gas Company; 33) Chesapeake – Elkton; 34) Eversource – Bay State Gas (NiSource); 35) Liberty – Blackstone Gas; 36) Axium – WETT; 37) PSIPB Cycle Investments – AltaGas Canada Inc; 38) JP Morgan – El Paso Electric; and 39) ENMAX – Emera Maine.

Q.	PLEASE HIGHLIGHT SOME OF THE DIRECT CUSTOMER BENEFITS THE PROPOSED TRANSACTION WILL CREATE AND HOW THEY COMPARE TO INDUSTRY NORMS.

A.	The customer bill credit of $10 per month for four years for the typical customer utilizing 1,000 kWh of electricity is unprecedented. I have never seen a customer bill credit of this magnitude.

The combination will also provide both companies with greater scale, broader operating capabilities, and deeper expertise to meet the challenges of an increasingly complex power generation and delivery environment, to the benefit of customers. As discussed by Witness Ketchum in his Direct Testimony9, the combined company will be able to buy, build, finance, and operate more efficiently. From my experience, this is even more true today than it was 10 or 20 years ago. For instance, the merged company will have the opportunity to increase their combined purchasing power for turbines and transformers, allow for better contract pricing, establish enterprise-wide master service agreements, and learn from each other and share best practices.

Finally, as Witness Dunne explains, DEV’s expected credit benefit from affiliation with a stronger parent means that it will be better positioned to access the capital necessary to fund its significant investment needs on competitive terms, providing another source of potential savings for customers.

Q.	DO THE JOINT PETITIONERS MAKE OTHER COMMITMENTS THAT WILL BENEFIT THE PUBLIC INTEREST?

A.	Yes. Witness Ketchum describes in his Supplemental Testimony that NextEra commits to an annual $1 billion, five-year, Virginia supplier program establishing spending commitments with cost-competitive contractors, suppliers, and service providers doing business in Virginia. This program will provide the Commonwealth with clear economic benefits that are substantial, measurable, and directly attributable to the Proposed Transaction.

Q.	DO STAFF AND OTHER INTERVENORS ACKNOWLEDGE THAT THE PROPOSED TRANSACTION WILL PROVIDE BENEFITS?

A.	Yes, they do. Staff Witness Pippert acknowledges that the Proposed Transaction provides potential financing benefits, including access to lower-cost debt financing, the benefits associated with NextEra’s greater scale and banking relationships, and enhanced credit support. Although Staff disputes the magnitude of certain benefits, Staff does not contend that the Proposed Transaction has zero benefits.[10] Witness Cizenski also observes and acknowledges that FPL has lower non-fuel O&M11 and exceptional reliability metrics compared to a peer group he used to assess NextEra.[12] In addition, multiple intervenors acknowledge that there are tangible benefits from the Proposed Transaction package, particularly the shareholder-funded bill credits, and some also expressly acknowledge that scale, financing, procurement, and operational benefits may materialize.[13]

[9]	Virginia State Corporation Commission Docket PUR-2026-00112, Direct Testimony of John W. Ketchum, July 15, 2026, pg. 6.

[10]	Virginia State Corporation Commission Docket PUR-2026-00112, Direct Testimony of Staff Witness Pippert, October 19, 2026, pgs. 25-26.

[11]	Virginia State Corporation Commission Docket PUR-2026-00112, Direct Testimony of Staff Witness Cizenski, October 19, 2026, pgs. 29-30.

[12]	Direct Testimony of Staff Witness Cizenski, pgs. 8-10.

[13]	Virginia State Corporation Commission Docket PUR-2026-00112, Direct Testimony of AOBA Witness Oliver, October 19, 2026, pg. 32; Virginia State Corporation Commission Docket PUR-2026-00112: Direct Testimony of Virginia Committee for Fair Utility Rates Witness Gorman, October 19, 2026, pg. 12; Direct Testimony of Virginia Municipal Electric Association Witness Dawson, October 19, 2026, pg. 5; Direct Testimony of Witness Nelson, pg. 38.

Q.	ARE THE JOINT PETITIONERS ABLE TO QUANTIFY ALL OF THE CUSTOMER BENEFITS AND MERGER EFFICIENCIES THAT MAY RESULT FROM THE PROPOSED TRANSACTION AND IS THIS UNUSUAL?

A.	No, the Joint Petitioners have not estimated the value of all of the customer benefits which may result from the Proposed Transaction, but that is not unusual at this stage of a utility transaction. The full extent of these potential efficiencies cannot be known before the companies have had an opportunity to integrate their operations. The Joint Petition acknowledges that certain longer-term advantages are not precisely quantifiable at this stage. This in no way suggests that these benefits will not be created, nor does it in any way suggest that the Transaction does not satisfy the Commission’s “no harm” standard.

Q.	STAFF AND SOME INTERVENORS HAVE ASSERTED THAT THE PROPOSED TRANSACTION WILL EXPOSE VEPCO’S CUSTOMERS TO ADDITIONAL RISKS, IN PARTICULAR BUSINESS RISK ASSOCIATED WITH NEXTERA’S UNREGULATED OPERATIONS.[14] HOW DO YOU RESPOND?

A.	It is not unusual for a utility holding company to hold both regulated and unregulated operations. Dominion does today. Further, the relative size and nature of those businesses also can change over time as market conditions, investment opportunities, and corporate strategies evolve. Instead, the important question is whether the regulated utility is adequately protected from whatever risks may be associated with those businesses. That requires consideration of the corporate and financial structure as a whole, including the ring-fencing, governance, capitalization, financing, and other protections designed to preserve the regulated utility’s financial integrity and ability to meet its obligations to customers. As I discuss in the next section of my testimony, those protections provide the appropriate framework for evaluating and addressing the concerns raised by Staff and OAG. In the next section of my testimony, I evaluate the extent to which the proposed ring-fencing, governance, and other financial protections mitigate the risks identified by Staff and OAG.

Q.	DOES THE PROPOSED TRANSACTION CREATE MORE RISK FOR VEPCO’S CUSTOMERS, BASED ON THE MERGER COMMITMENTS ALREADY PROPOSED BY THE JOINT PETITIONERS?

A.	No. The Joint Petitioners have structured the Proposed Transaction and proposed customer protections precisely so that merger-related costs and affiliate risks are not shifted to DEV or its customers. Any transaction of this size involves integration and execution considerations, and those considerations should be appropriately monitored. But I do not agree that the Proposed Transaction will create incremental risks that will impair DEV's ability to provide safe and reliable service at just and reasonable rates. In particular, DEV will remain a separate regulated utility subject to Commission oversight, and the transaction includes protections addressing merger costs, DEV's capital structure, affiliate obligations, operational independence, and access to equity capital.

[14]	Direct Testimony of Witness Myers, pg. 8; Direct Testimony of Witness Pippert, pg. 3; Virginia State Corporation Commission, Direct Testimony of Office of the Attorney General, Division of Consumer Counsel Witness Smith, October 19, 2026, pg. 31.

B. Workforce Commitments

Q.	HAVE JOINT APPLICANTS ALSO OFFERED SIGNIFICANT WORKFORCE COMMITMENTS?

A.	Yes. In his Supplemental Testimony, Witness Ketchum explains that the Joint Petitioners commit to maintaining a workforce of at least 10,431 employees in Virginia for five years, while creating 600 additional jobs. The Joint Petitioners also commit $100 million to a new workforce development fund.

Q.	HOW DO THESE COMMITMENTS COMPARE TO INDUSTRY NORMS?

A.	A five-year commitment to a minimum number of employees, including the creation of new jobs, coupled with the other employee and workforce development benefits proposed by the Joint Petitioners are best in class when compared to other mergers. Of the 39 electric and gas utility transactions in North America that have closed since 2020, only one, Chesapeake Utilities’ acquisition of Elkton Gas (a utility with only nine employees), provided a five-year commitment to maintain its current number of positions.[15] One additional transaction, Argo Infrastructure’s acquisition of Corning Natural Gas, included a one-year commitment to maintain its current number of positions.[16] Most included no headcount protections at all. The others that did were largely commitments to offer employment to current employees or to not implement any involuntary headcount reductions (but natural attrition was permitted. Going further back in time, the 2018 AltaGas acquisition of WGL[17] and the 2016 Southern Company acquisition of AGL[18] provided for five-year commitments to minimum numbers of company-wide positions consistent with then-current headcounts. The Macquarie acquisition of Cleco Power which was a private equity transaction, provided for a ten-year commitment and was the only transaction to do so, but notably that commitment did not include the creation of new jobs and allowed for reductions during that ten-year timeframe with commission approval.[19]

Time-dependent commitments to a minimum number of positions are not the norm in utility transactions. The Joint Petitioner’s proposed employment protections demonstrate the importance they placed on employees throughout negotiations of the Proposed Transaction and NextEra’s significant and long-term commitment to employees and to Virginia.

[15]	Maryland Public Service Commission, Case No. 9632, Proposed Order between Chesapeake Utilities and Elkton Gas, May 29, 2020, pgs. 17, 18.

[16]	Pennsylvania Public Utilities Commission, Docket Nos. A-2021-3025659 and A-2021-3025662, Joint Petition for Full Settlement between Corning Natural Gas and Argo Capital, November 9, 2021, pg.4.

[17]	Public Service Commission of the District of Columbia, Case No. 11442, Settlement Agreement between AltaGas and WGL, May 8, 2018, pg. 10.

[18]	New Jersey Board of Public Utilities, Docket No. GM15101196, Order Adopting Stipulation between Southern Company and AGL, June 29, 2016, pgs. 9-10.

[19]	Louisiana Public Service Commission Docket U-33434, Order Approving Macquarie Capital and Cleco Merger, March 28, 2016, pg. 25.

Q.	WHAT IS YOUR RESPONSE TO STAFF’S RECOMMENDATION THAT THE EMPLOYMENT COMMITMENT BE EXPANDED TO 10 YEARS AND PROHIBIT CENTRALIZING OR OTHERWISE CONSOLIDATING OPERATIONS AT ANY OF DEV’S GENERATING FACILITIES OR LOCAL DISTRIBUTION OFFICES IN THE COMMONWEALTH?[20]

A.	While I can appreciate Staff’s desire to maintain employment in the Commonwealth, it is important to recognize that there are reasons why even a five-year commitment is so unusual. Prohibiting any changes in employment levels, even due to natural attrition, influences the company’s ability to prudently manage its business and operations. Industry conditions, regulatory policies, customer needs, the economy, technology, and opportunities to improve operating efficiency can evolve significantly over time, potentially changing the level and mix of staffing that is necessary and appropriate to serve customers at just and reasonable rates. If Staff’s proposal were adopted, DEV’s ability to respond to changes it cannot anticipate today and make decisions that are in DEV’s customers’ best interests in the future would be severely limited.

Witness Myers provides observations on the projected customer bills for DEV through 2036 that “Staff believes that whether customer rates remain just and reasonable following the Merger will depend on DEV’s prudent management of its costs going forward.”21 Prudent management requires the utility to make reasonable decisions about how best to run its business to serve customers. A ten-year commitment would unnecessarily restrict DEV’s ability to do this, which in turn may harm customers.

[20]	Virginia State Corporation Commission Docket PUR-2026-00112, Direct Testimony of Allison F. Samuel, October 19, 2026, pg. 12; Direct Testimony of Witness Myers, pg. 122, Direct Testimony of Witness Cizenski, pgs. 33-34.

[21]	Direct Testimony of Witness Myers, pg. 138.

C. Operational Performance and Benchmarking

Q.	STAFF OFFERS TESTIMONY ABOUT NEXTERA’S NUCLEAR OPERATIONS, QUESTIONING NEXTERA’S “OPERATING PHILOSOPHY” AS SUPPORT FOR ITS PROPOSED TEN-YEAR EMPLOYMENT COMMITMENT AND PROHIBITION ON CENTRALIZING OR OTHERWISE CONSOLIDATING OPERATIONS AT ANY OF DEV’S GENERATING FACILITIES.[22] HOW DO YOU RESPOND?

A.	First, I want to be certain the record is clear with regard to NextEra’s nuclear operations. NextEra Nuclear is leading the industry in plant reliability, safety system performance, operational performance and cost efficiency. Benchmarking clearly shows NextEra Nuclear’s stellar performance. JJR-Exhibit 2 shows the World Association of Nuclear Operators Atlanta Centre (WANO-AC”)[23] Performance Index Industry Large Fleet 12-Month Average with NextEra at the top of the group at 98.08. Additionally, JJR-Exhibit 3 shows how NextEra’s performance compared to other large nuclear fleets was strengthened after fleet-level centralization was fully implemented. Any suggestions that NextEra Nuclear’s performance is only ”comparable” to industry averages or its centralized operating model has impaired operations are simply untrue.

The operation of generation fleets provides an especially good example for where staffing flexibility can be important. For nuclear fleets, I have seen circumstances when centralizing functions such as engineering, project controls, supply chain and regulatory compliance (licensing) are the better choice, and other circumstances where a decentralized approach is better. As the needs of the fleet change, the best approach can change. In order to produce the best results for all stakeholders, preserving flexibility in staffing levels and staffing models is important, especially when viewed over longer periods of time.

Q.	DOES STAFF WITNESS CIZENSKI POINT OUT FPL’S EXEMPLARY SAIDI AND SAIFI RELIABILITY STATISTICS AND NON-FUEL O&M EXPENSE PER MWH?

A.	Yes, he does. He found that FPL’s reliability performance measured by SAIDI and SAIFI excluding major events, is among the best of the benchmark utilities he reviewed.[24] Staff also reports that FPL's non-nuclear generating fleet maintained availability generally in the 91 to 94 percent range over the last decade, materially above its peer averages, while its forced-outage rates were materially below peer averages.[25] Witness Cizenski also found that FPL’s non-fuel O&M expense per MWH is substantially lower than the peer group that he used to make the comparison.[26] In doing my own O&M benchmarking, I found similar indicators. In 2025, FPL’s total non-fuel O&M per customer was $307.61 per customer, compared with a peer group mean of $870.77, approximately 65 percent lower. In addition, I found that FPL’s 2025 A&G expense was $115.37 per customer, compared with a peer group mean of $232.61, approximately 50 percent lower and FPL’s 2025 customer expense was $29.03 per customer, compared with a peer group mean of $99.57, approximately 71 percent lower.[27]

[22]	Direct Testimony of Witness Myers, pgs. 79 [Confidential], 121-122. Direct Testimony of Witness Samuel, pgs. 9-12 [Confidential]. Direct Testimony of Witness Cizenski, pgs. 12-16 and 31-33.

[23]	WANO is an international nonprofit made up of companies that operate commercial nuclear power plants. Its goal is to make those plants as safe and reliable as possible by having operators share what they learn and hold each other to high standards. Teams of experienced staff from other plants spend about two weeks at a member's plant. They compare how it performs against industry standards and point out where it can improve. This is WANO's main activity.

[24]	Direct Testimony of Witness Cizenski, pgs. 8-9.

[25]	Ibid, pg. 13.

[26]	Ibid, pg. 29-30.

[27]	FERC Form 1 Q4 2025 data from the top 30 largest utilities by generating capacity, determined by S&P.

Q.	IN ADDITION TO THE BENCHMARKING DISCUSSED ABOVE, HAVE YOU COMPLETED BENCHMARKING OF COMBINED-CYCLE, GAS TURBINE AND COMBUSTION-TURBINE GAS GENERATION CAPITAL COSTS?

A.	Yes, I have. To evaluate gas generation capital costs, I compared the costs of five FPL gas generation projects with 22 proxy projects developed by other regulated utilities over the past ten years. For each project, the analysis calculates adjusted cost by removing separately reported land cost, divides adjusted cost by installed capacity and escalates historical costs to 2026 dollars using the Handy Whitman cost index methodology.

Q.	WHICH FPL PROJECTS ARE INCLUDED IN THE BENCHMARKING?

A.	The five FPL projects are Dania Beach, Gulf Clean Energy Center Unit 8, Lauderdale Unit 6, Okeechobee, and Port Everglades. The projects include combined-cycle, gas-turbine, and combustion-turbine facilities completed between 2016 and 2022.

Q.	WHAT ARE THE RESULTS?

A.	The five FPL projects averaged approximately $955 per kW in 2026 dollars. The 22 proxy projects averaged approximately $1,518 per kW in 2026 dollars. FPL’s average normalized cost was therefore approximately 37 percent below the proxy project average in 2026 dollars.

Gas generation		Average 2026
project group	Projects	$/kW
FPL	5	$955
Proxy projects	22	$1,518
FPL difference	—	37% lower

Q.	DID YOU DO SIMILAR BENCHMARKING FOR SOLAR PROJECTS WITHOUT STORAGE COSTS?

A.	Yes. The solar only analysis compiles project level installed cost and capacity data for FPL and for projects developed by other regulated utilities. Where land cost is separately reported, it is removed when calculating adjusted cost. Adjusted project cost is divided by capacity to calculate dollars per kW. Historical costs are also escalated to 2026 dollars using Lazard’s 2026 utility-scale solar cost information as the escalation factor.

Q.	WHAT DOES THE FPL SOLAR DATASET SHOW?

A.	The FPL analysis contains more than 100 utility-scale solar projects. The proxy analysis contains 79 identified comparison projects. The breadth of the FPL sample is significant because it reflects a repeated development program rather than one or two selected projects.

Q.	WHAT ARE THE AVERAGE COST RESULTS?

A.	FPL’s solar projects averaged approximately $1,720 per kW in 2026 dollars. Comparison projects averaged $2,258 per kW in 2026 dollars. FPL’s average was therefore approximately 24 percent below the proxy average in 2026 dollars.

Solar project	Project	Average 2026
group	observations	$/kW
FPL	More than 100	$1,720
Proxy projects	79	$2,258
FPL difference	—	24% lower

Q.	WHAT ARE YOUR CONCLUSIONS ABOUT FPL’S OPERATING PERFORMANCE IN GENERAL?

A.	In my view, these results are important in evaluating Staff's concerns regarding NextEra's operating philosophy and Staff’s proposal to extend workforce commitments out ten years. The available benchmarks do not indicate that NextEra's approach to managing FPL has resulted in a tradeoff between cost efficiency and operating performance. Rather, FPL combines comparatively low operating and capital costs that are comparatively low as a result of management capabilities, scale and purchasing power with strong reliability and generating-fleet performance. That record supports preserving management flexibility to determine the appropriate staffing and organizational model as operating needs change.

IV.    RING-FENCING AND GOVERNANCE CONDITIONS

A. Introduction

Q.	WHAT IS THE PURPOSE OF THIS SECTION OF YOUR REBUTTAL TESTIMONY?

A.	This section responds to the ring-fencing and governance conditions recommended by the Staff [28] and Consumer Counsel.[29] Other parties[30] submitted commentary related to governance and / or ring-fencing which overlap with concerns raised by Staff and the Consumer Counsel to varying but significant degrees, so my reply focuses primarily on the Staff and Consumer Counsel submissions.[31] Specifically, I address:

▪	The purpose of ring-fencing measures in utility transactions, the circumstances in utility merger transactions in which additional ring-fencing conditions are warranted, and the costs of imposing such conditions where they are not;

▪	The protections that already exist under Virginia law and those the Joint Petitioners have committed to;

▪	The relevance to this Proposed Transaction of the precedents on which Staff and Consumer Counsel rely in formulating their ring-fencing proposals;

▪	While Staff and the Consumer Counsel propose several additional ring-fencing measures, my rebuttal focuses on proposed commitments that will have the most significant impact in terms of restricting the combined company from realizing the benefits of its enhanced scale and credit profile, including certain conditions placed on the size and make-up of the DEV Board of Directors and dividend restrictions.

Q.	PLEASE SUMMARIZE YOUR CONCLUSIONS ON THE RING FENCING AND GOVERNANCE ISSUES.

A.	While I appreciate Staff and the Consumer Counsel’s intention to protect DEV and its customers from believed incremental risks which may be created by the Proposed Transaction, the conditions they have proposed are unnecessary and could harm customers by denying them financial benefits of the Transaction. There are key distinctions that warrant deliberate care when considering incremental ring-fencing measures. Based on my experience and expert opinion, I believe the Joint Petitioners took the appropriate approach in structuring and filing the Joint Petition.

Importantly, more restrictive does not equate to better for customers. There is no one-size-fits-all set of merger ring-fencing conditions; each merger results from the combination of the unique characteristics of the entities to the transaction and requires transaction-specific consideration. While ring fencing structures can insulate the operating company from financial risk, if the structures are overly restrictive, they can also prevent the utility from benefiting from the financial strength of the parent company. There needs to be a balance. While restrictive ring-fencing measures may be appropriate when one entity seeking acquisition and control of another is financially weaker or riskier, such structures are inappropriate when they prevent the acquired utility from benefiting from the consolidated strength of the new holding company. That is the case here. I understand that nonetheless the Joint Applicants are offering additional commitments to address the concerns of Staff and Consumer Counsel.

[28]	Direct Testimony of Witness Myers, Appendix A, Conditions 10-14.

[29]	Direct Testimony of Witness Smith, Exhibit LA-1, Section 3.

[30]	These parties include Virginia Committee for Fair Utility Rates; Clean Virginia; Appalachian Voices, Vote Solar, and Solar United Neighbors, filing together as the Clean Energy Respondents; Governor Abigail D. Spanberger and Chief Energy Officer Josephus Allmond; Virginia Poverty Law Center, New Virginia Majority, the NAACP, and the NAACP Virginia State Conference; Apartment and Office Building Association of Metropolitan Washington.

[31]	The list of other parties is provided for context and silence on any specific issue unaddressed in my reply should not be construed as assent.

Q.	AS A PRELIMINARY MATTER, DID THE JOINT PETITIONERS PROPOSE COMMITMENTS IN THEIR MERGER APPLICATION THAT WOULD SERVE TO ENHANCE THE FINANCIAL PROTECTIONS AVAILABLE TO DEV?

A.	Yes. The Joint Petitioners' Merger Commitments already contain substantial financial protections, including the following[32]:

▪	Customers shall be held harmless from any costs or charges arising from the Merger, including but not limited to transaction costs, transition costs, acquisition premiums, financing expenses, and restructuring costs. No such costs shall be recovered through rates, riders, trackers or other regulatory mechanisms. (No. 2)

▪	DEV will continue to exist as a separate legal entity after the Merger. (No. 9)

▪	DEV will maintain separate books and records (which will be maintained in its service territory). DEV will provide access on demand to its original books and records as maintained in the ordinary course of business in accordance with applicable law and will maintain books in compliance with GAAP. (No. 16)

▪	DEV will hold all its property in its own name, will not assume liability for the debts and will not guarantee the debt or credit instruments of any affiliate. (No. 17)

▪	NextEra commits to providing equity financing, as needed, to DEV with the intent of maintaining DEV's capital structure and to maintaining credit metrics that are supportive of strong investment-grade credit ratings for the Company. (No. 18)

▪	DEV shall continue to abide by all affiliate requirements and restrictions and submit, as required, new affiliate agreements for approval by the Commission. (No. 20)

Joint Petitioner Witness Dunne further testified that, following the Merger, "Dominion Energy Virginia will maintain separate bank accounts and cash-management processes and will not lend funds to any money pool, be subject to cash sweeps, or provide intercompany financing to NextEra or any affiliate except pursuant to Commission approval, to the extent required by Virginia law".33 Joint Petitioner Witness Ketchum's supplemental testimony summarizes these protections as "[m]aintaining separate books, credit, and capital structure with existing affiliate safeguards and Commission review".34

[32]	Virginia State Corporation Commission PUR-2026-00112: Joint Petition of Dominion Energy, Inc., Virginia Electric and Power Company, OSW Project LLC, WG Development Corp., CS Holdco, LLC, and NextEra Energy, Inc., July 15, 2026, Exhibit C, Merger Commitments of Joint Petitioners.

[33]	Virginia State Corporation Commission Docket PUR-2026-00112: Direct Testimony of Michael H. Dunne, July 15, 2026, pg. 9:5-8.

[34]	Virginia State Corporation Commission Docket PUR-2026-00112: Supplemental Direct Testimony of John W. Ketchum, July 15, 2026, pg. 3:11-3:12.

Q.	WHAT ADDITIONAL RING-FENCING COMMITMENTS DO INTERVENORS PROPOSE IN THIS PROCEEDING?

A.	Numerous intervenors proposed a variety of financial restrictions provisions, which can be characterized as follows:

▪	Financial ring-fencing, such as dividend restrictions tied to equity ratios, net income or credit ratings, separate credit ratings, money-pool prohibitions and limits on pledging utility assets.[35]

▪	Structural ring-fencing that insulates the utility from the bankruptcy or financial distress of its parent or affiliates.[36]

▪	Governance provisions, including independent directors on the DEV board and limits on parent control of utility budgets and decisions. [37]

Q.	DO YOU HAVE ANY INITIAL RESPONSES TO THE ADDITIONAL RING-FENCING AND GOVERNANCE CONDITIONS RECOMMENDED BY STAFF AND THE CONSUMER COUNSEL?[38]

A.	Yes. As an initial matter, the question before the Commission is not whether ring-fencing is a valuable regulatory tool in the abstract. Instead, it is what ring-fencing measures are appropriate for this particular transaction. Merger conditions should address the risks of the transaction under review. They should not be carried over from other transactions with different facts and without an assessment of the applicability of each of the conditions to the subject transaction. I have applied this principle consistently in prior proceedings. Consumer Counsel quotes my earlier testimony in Texas Public Utility Commission Docket No. 46328 to that effect,[39] and I continue to hold that view.

Ring-fencing is generally indicated when the acquirer, or the combined company, has meaningfully higher business or financial risk, or worse access to capital, than the utility being acquired. Examples include an acquirer with a weaker credit profile, substantial reliance on acquisition debt, or a limited commitment to long-term ownership. In those cases, regulators are justifiably concerned that distress elsewhere in the corporate family could weaken the utility’s credit profile, raise its cost of capital, or divert cash that should support utility service, all to the ultimate detriment of customers.

A less restrictive approach to governance and ring-fencing is generally appropriate where, absent those restrictions, the subject utility’s credit profile is expected to remain stable or improve. That outcome, which is anticipated as a result of the Proposed Transaction, includes situations where the acquirer is a comparably rated or stronger-rated utility holding company and where no acquisition debt is placed on the utility.

Q.	DO STAFF AND CONSUMER COUNSEL PRESENT ADEQUATE ANALYSIS OF THE POTENTIAL DOWNSIDES OF THE ADDITIONAL RING-FENCING THEY PROPOSE?[40]

A.	No. Ring-fencing can impose real costs on an enterprise, and the burdens increase as the measures become more restrictive and more permanent. They can deny customers the benefits of a financially stronger parent holding company if the result is that rating agencies “de-link” the utility’s credit profile from that of the stronger parent company.

[35]	Virginia State Corporation Commission Docket PUR-2026-00112: Direct Testimony of Michael P. Gorman on behalf of the Virginia Committee for Fair Utility Rates, October 19, 2026, pg. 13:1–22.; Direct Testimony of Philip Hanser on behalf of Clean Energy Respondents, October 19, 2026, pgs. 77:12–78:2.; Direct Testimony of Albert Lin on behalf of Clean Virginia, October 16, 2026, pg. 42:9-17. Filed; Direct Testimony of Witness Hempling, pg. 176:1–25.

[36]	Direct Testimony of Witness Lin, pg. 42:11–13

[37]	Direct Testimony of Witness Gorman, pgs. 12:17–25, 20:16–20.; Direct Testimony of Witness Hanser, pg.78:1– 2.; Direct Testimony of Witness Hempling, pgs. 177:12–178:30.

[38]	Direct Testimony of Witness Myers, Appendix A, Conditions 10-14. Direct Testimony of Witness Smith, Exhibit LA-1, Section 3.

[39]	Direct Testimony of Witness Smith, pgs. 80–81.

[40]	Direct Testimony of Witness Myers, pgs. 86-107; Direct Testimony of Witness Smith, pgs. 63-101.

Q.	PLEASE DESCRIBE YOUR CONCERNS.

A.	Operational and financial flexibility can be impeded if ring-fencing provisions are not appropriately calibrated. For example, between rate proceedings, utilities have traditionally been given the flexibility to manage their own financing and operations under the Commission’s regulatory supervision, or at least to do so within certain reasonable bounds. Restrictive ring-fencing conditions displace that management judgment with fixed rules that may not fit future circumstances. Ring-fencing measures that are not reflective of the underlying risk profile of the transaction can cause negative impacts on the cost of capital and create barriers to the use of the most cost-effective form of financing. For example, restrictions on dividends can trap higher cost equity capital at the utility operating company level. Structural restrictions between the utility and its parent can be viewed by rating agencies as creating governance and credit support barriers that warrant limiting a utility to the credit rating that it would have on a stand-alone basis, which would be lower than that achievable by the utility under a stronger parent. Rating agencies see larger scale and business diversification as being credit positive, all other things being equal. Attempting to stretch ring-fencing into corporate isolation creates a real risk of loss of benefits of scale and diversification.

Q.	IS THERE A RANGE OF RING-FENCING MEASURES THAT REGULATORS HAVE ADOPTED?

A.	Yes. Ring-fencing and governance are not a single standard and there is no one-size-fits all best practice for these provisions. At one end is the protection provided by statute and conventional commitments: corporate separateness, separate books and records, no guarantees or pledges, no commingling of funds, separate debt and ratings, and regulatory approval of affiliate transactions. At the other end are structures such as bankruptcy-remote SPEs, golden shares, requirements for non-consolidation opinions, and independent-director vetoes over dividends and majority independent boards. Most strategic utility combinations have adopted conventional protections.[41] Exhibit JJR-4 shows closed transactions from 2010 to 2026 where stricter provisions, such as bankruptcy-remote commitments like a golden share, a non-consolidation opinion, the formation of an SPE, a majority independent board and dividend restrictions have been implemented. As shown in the exhibit, the stricter forms of these ring-fencing commitments are not common among the 67 transactions in 117 jurisdictions presented on this exhibit, nor are they common in the more than 100 transactions that I have participated in and/or reviewed.

Neither end of the range is appropriate in every case. Too little protection can expose customers to unnecessary risk. Too much may unnecessarily cut the operating company off from its parent and affiliates, reducing or eliminating the ability of the operating company to benefit from the enhanced scale and credit profile of the combined group. The appropriate balance depends on the facts of each transaction. The Joint Petitioners’ proposal is appropriate based on the facts of the strategic acquisition by a leading utility holding company with a stronger credit rating.

[41]	For example, when WEC Energy Group, Inc. acquired Integrys Energy Group, Fitch concluded that conventional limits on dividends, capital structure and intercompany lending sufficiently insulated the Wisconsin utilities, even with a possible downgrade at the parent. Fitch Ratings, "Fitch Affirms Wisconsin Electric Power Co., WI GAS, & ERGSS; Outlook Stable" (Aug. 12, 2014).

B. Protections Already Offered

Q.	STAFF CONTENDS THAT SEVERAL OF THE JOINT PETITIONERS' COMMITMENTS MERELY RESTATE WHAT VIRGINIA LAW ALREADY REQUIRES.[42] DO YOU AGREE?

A.	In part, yes, and that observation supports my position more than it does Staff’s. Staff correctly notes several existing requirements that will continue to apply to DEV as a Virginia public service company: separate legal existence; separate books and records; property held in its own name; Commission approval of affiliate transactions under the Affiliates Act[43]; and the Commission’s continuing regulatory authority. Those statutory requirements are a substantial foundation of corporate separateness found in other jurisdictions but established only through merger conditions. The relevant inquiry is what additional protection is needed beyond that sound foundation, given the specific risks of this Proposed Transaction, rather than simply encumbering the Proposed Transaction with additional conditions that may not be supported by the evidence. Evidence-based decision-making is a pillar of utility regulation and nothing in the Proposed Transaction should cause a departure from that principle.

C. Risk Theory and Merger Decisions Relied Upon by Staff and Consumer Counsel

Q.	DOES STAFF AND THE CONSUMER COUNSEL CENTER THEIR REQUESTS OF ADDITIONAL RING-FENCING MEASURES AROUND PURPORTED FINANCIAL CONCERNS?

A.	Staff and AG principally contend that financial distress at NextEra or its affiliates could impair DEV’s financial integrity, credit quality, or ability to fulfill its public-service obligations. Staff witness Myers cites the scale, competitive activities, capital requirements, and financial risks of NextEra Energy Resources (“NEER”), asserting that affiliate distress could create incentives to extract capital from DEV or otherwise influence its financial decisions. [44] OAG witness Smith similarly recommends corporate-separateness and bankruptcy-remoteness protections to insulate DEV from potential affiliate distress. [45]

I agree that protecting DEV from inappropriate affiliate-based financial exposure is a legitimate regulatory objective. The existence of financial risk within an affiliate alone, however, does not establish that such risk will be transferred to DEV. The relevant inquiry is whether a credible contagion pathway exists which could transmit affiliate losses or obligations to DEV and impair its assets, liquidity, credit quality, or service quality. I do not see such a credible pathway in the proposed Transaction. As Witness Dunne explains, the Joint Petitioners’ safeguards address the channels through which affiliate risk could reach DEV. The proposed safeguards fully meet or exceed industry standards.

[42]	Direct Testimony of Witness Myers, pgs. 89-90.

[43]	Code of Virginia § 56-77 A: Certain contracts must be approved by the Commission. No contract or arrangement providing for the furnishing of management, supervisory, construction, engineering, accounting, legal, financial, or similar services, and no contract or arrangement for the purchase, sale, lease or exchange of any property, right or thing, other than those above enumerated, or for the purchase or sale of treasury bonds or treasury capital stock made or entered into between a public service company and any affiliated interest shall be valid or effective unless and until it shall have been filed with and approved by the Commission.

[44]	Direct Testimony of Witness Myers, pg. 94:3-9.

[45]	Direct Testimony of Witness Smith, pg. 98:1-15.

The appropriate basis for comparison is DEV’s financial risk under Dominion ownership versus its anticipated risk under NextEra ownership, considering each enterprise’s consolidated financial strength and risk profile. On that basis, I do not believe Staff has demonstrated a net increase in DEV’s financial risk from the transaction.

Q.	DO YOU AGREE THAT COMPETITIVE BUSINESSES CAN HAVE DIFFERENT RISKS THAN REGULATED UTILITIES?

A.	Certainly. Competitive energy businesses may differ from regulated utilities in earnings variability, collateral requirements, commodity exposure, development risk, and financing characteristics. The relevant question here, however, is not whether those risks differ in the abstract, but whether in the proposed Transaction they are reasonably likely to impair DEV’s ability to finance and operate its utility business, considering the corporate and legal structures, regulatory protections, financing arrangements, and credit quality of the underlying entities.

Q.	WHY IS THAT DISTINCTION IMPORTANT?

A.	The distinction is important because the existence of some abstract future potential risk elsewhere in a corporate family is not the same thing as transmission of that risk to DEV in this Transaction. In this Transaction, as proposed, DEV’s risk is likely to be reduced, not increased.

Q.	STAFF AND CONSUMER COUNSEL RELY PRINCIPALLY ON THE ALTAGAS-WGL TRANSACTION TO SUPPORT ADDITIONAL RESTRICTIONS.[46] ARE THERE DISTINCTIONS ABOUT THAT TRANSACTION THAT MAKE A WHOLESALE IMPORTATION OF ITS RING-FENCING COMMITMENTS INAPPROPRIATE?

A.	Yes. Let me begin by noting that I was the regulatory and financial expert that helped to craft those provisions for AltaGas and WGL and that testified on that topic in the merger approval proceedings. Specifically, in that acquisition AltaGas had a weaker financial profile than the counterparties to the transaction. When the merger was announced, AltaGas had a BBB rating from S&P, while WGL and Washington Gas were rated A+. S&P indicated the utilities would likely be downgraded to BBB without ring-fencing, and Fitch anticipated downgrade of at least one notch.[47] In that case, the use of dividend limits, and other ring fencing measures, were proposed by the applicants themselves to mitigate expected harms.[48] The Joint Petitioners' discovery response, quoted by Staff, makes the same distinction: in AltaGas-WGL, the concern was a weaker financial profile at the parent and a resulting downgrade for the utility. In this case, by contrast, DEV is expected to benefit from closer credit linkage to a stronger parent. Consumer Counsel describes AltaGas-WGL as the "gold standard.”[49] As I testified then, and as I continue to believe, it was an appropriate response to the facts and circumstances of that transaction. It is not a universal standard that is applicable to the Proposed Transaction in which the relevant facts are reversed.

[46]	Direct Testimony Witness Myers pgs. 99–103; Direct Testimony of Witness Smith pgs. 75–79, 91–92.
[47]	S&P Global Ratings, AltaGas Ltd. Affirmed At 'BBB' On Announced WGL Holdings Inc. Acquisition; Outlook Negative (Jan. 26, 2017); S&P Global Ratings, Research Update: WGL Holdings Inc. And Subsidiary Outlook Revised to Negative from Stable on Planned Acquisition by AltaGas (Jan. 26, 2017); Fitch Ratings, "Fitch Downgrades WGL & Washington Gas Light; Ratings on Watch Negative Following Merger Announcement" (Jan. 26, 2017).

[48]	Direct Testimony of Witness Myers pgs. 99-100.

[49]	Direct Testimony of Witness Smith, pgs. 91-92.

Q.	CAN YOU PROVIDE ADDITIONAL DETAILS TO EXPLAIN THE DIFFERENCES IN CREDIT AND FINANCING PROFILES BETWEEN THE ALTAGAS-WGL TRANSACTION AND THAT OF NEXTERA?

Yes. There are three key differences that the Commission should consider. First, AltaGas’s credit ratings were materially worse than NextEra’s. AltaGas was rated (S&P ‘BBB’ with a ‘negative’ outlook) two notches below NextEra by S&P prior to its acquisition announcement and, five months post-close, was downgraded to ‘BBB-’ and remained on ‘negative’ outlook.50 Second, unlike the NextEra and Dominion combination, which is effectively 100 percent stock, AltaGas acquired WGL in a 100 percent cash transaction.51 While the NextEra and Dominion combination is not expected to increase leverage of the combined company, AltaGas’s S&P adjusted debt to total capitalization increased from about 46 percent pre-announcement (on December 31, 2016) to approximately 60 percent following the acquisition closing (on September 30, 2018).52 Third, despite the ring-fencing measures, WGL still experienced a deterioration in its credit ratings because of the acquisition. Between announcement and five months post-closing of the acquisition, its ratings were downgraded by one to four notches in aggregate from ‘A+’, ‘A3’, ‘A’ to ‘BBB’, ‘Baa1’, ‘BBB’ by S&P, Moody’s, and Fitch, respectively.53 In the current combination between NextEra and Dominion, as noted in the Dunne testimony, DEV is expected to retain its credit ratings at Moody’s and Fitch and realize an upgrade of its issuer credit rating from ‘BBB+’ to ‘A-’ at S&P.54 AltaGas was a weaker-rated acquirer and the transaction required substantial acquisition debt financing. The majority-independent utility board, bankruptcy-remote SPE, Golden Share, and non-consolidation structure was designed as an extraordinary response to all those facts. Here, the Merger is substantially stock-for-stock, involves only a modest cash component, and provides a stronger-rated parent with NextEra relative to Dominion that S&P expects DEV to benefit from through closer linkage to NextEra, not to be harmed by it.

Q.	IS THE FULL ALTAGAS -WGL-STYLE ARCHITECTURE THE NATIONAL DEFAULT OR “GOLD STANDARD” FOR UTILITY MERGERS?

A.	No. As illustrated in JJR-Exhibit 4, ordinary utility separateness protections are most common, and the combined use of a utility-owning bankruptcy-remote SPE, Golden Share, non-consolidation opinion, and majority-independent utility board is exceptional. Those unusual structures have generally been associated with excessive leverage, financial-investor ownership, foreign-parent issues, demonstrated parent distress, or other transaction-specific concerns. That is consistent with sound finance practice: protections should be calibrated to the risk they are intended to address.

[50]	S&P Global Ratings, AltaGas Ltd. Affirmed At 'BBB' On Announced WGL Holdings Inc. Acquisition; Outlook Negative (Jan. 26, 2017); S&P Global Ratings, AltaGas Ltd. Rating Lowered To 'BBB-' From 'BBB' On Continued Financial Pressure; Outlook Remains Negative (Dec. 19, 2018)

[51]	S&P Global Ratings, AltaGas Ltd. Affirmed At 'BBB' On Announced WGL Holdings Inc. Acquisition; Outlook Negative (Jan. 26, 2017)

[52]	AltaGas Annual 2016 Annual Report, Management’s Discussion and Analysis for the year ended December 31, 2016, pg. 7; AltaGas Announces Third Quarter Results and Framework for Balanced Funding Plan to Build Long-Term Shareholder Value, October 30, 2018, pg. 13.

[53]	S&P Global Ratings, WGL Holdings Inc. And Subsidiary Outlook Revised To Negative From Stable On Planned Acquisition By AltaGas (Jan. 26, 2017); S&P Global Ratings, WGL Holdings Inc. And Subsidiary Ratings Lowered After Planned Merger Close; Outlooks Negative (July 9, 2018); Moody's, Rating Action: Moody's downgrades WGL Holdings to Baa1 and Washington Gas Light to A2; outlooks remain negative (July 9, 2018); Fitch, Jan. 26, 2017, rating action on WGL/WG at announcement: a one-notch downgrade with Rating Watch Negative.; Fitch Ratings, Fitch Downgrades WGL Holdings, Inc. and Washington Gas Light Co. Following Acquisition by AltaGas (July 10, 2018).

[54]	See Reply Testimony of Witness Dunne.

Q.	IS THE PEPCO HOLDINGS TRANSACTION REFERENCED BY CONSUMER COUNSEL AN APPROPRIATE COMPARABLE? [55]

A.	No. The ring-fencing protections adopted in connection with Exelon’s acquisition of PHI likewise arose from circumstances materially different from the proposed Transaction. Exelon’s acquisition of PHI was a $6.8 billion all-cash transaction.[56] Exelon expected to finance approximately 50 percent of the purchase price with debt, which it estimated at approximately $3.5 billion of acquisition debt.[57] In addition to its regulated utilities, Exelon owned Exelon Generation, a large merchant generation and energy-marketing business exposed to wholesale power, commodity and nuclear-generation risks; Exelon itself expected the PHI acquisition to shift its business mix from approximately 50 percent regulated and 50 percent unregulated to approximately 60-65 percent regulated and 35-40 percent unregulated. [58] Those circumstances are fundamentally different from the NextEra–Dominion combination, which is an all-stock transaction with no acquisition debt and would produce a company deriving approximately 80 percent of its business mix from regulated operations and approximately 95 percent from regulated and long term contracted businesses.[59] Accordingly, importing the Exelon–PHI ring fence into the NextEra–Dominion transaction would copy an approach that reflected the Exelon/PHI parent-to-utility risk profile, i.e., acquisition financing coupled with significant competitive-generation exposure, that is not present in the proposed combination.

Q.	IS THE ONCOR TRANSACTION REFERENCED BY STAFF / CONSUMER COUNSEL AN APPROPRIATE COMPARABLE?[60]

A.	No, The ring-fencing protections adopted for Oncor arose from circumstances fundamentally different from the proposed NextEra–Dominion combination and therefore are not an appropriate template for this transaction. The 2007 acquisition of TXU by private-equity investors was at that time the largest leveraged buyout in history, a 100 percent cash transaction funded with approximately $30.5 billion of new debt and only $8.3 billion of sponsor equity—roughly 79 percent debt based on those financing sources.[61] The transaction increased TXU/EFH’s total debt from approximately $12 billion at year-end 2006 to approximately $41 billion following closing, an increase of roughly 242 percent, deliberately placing no acquisition debt at Oncor.[62] The resulting credit disparity was stark: shortly after closing, EFH’s senior unsecured debt was rated ‘B3’ by Moody’s and ‘B-’ by S&P respectively, far below investment-grade thresholds.[63] By comparison, NextEra today is rated ‘Baa1’ by Moody’s and ‘A-’ by both S&P and Fitch. The underlying business risks are also fundamentally different. EFH combined Oncor with a highly leveraged merchant generation and retail business whose earnings were materially exposed to wholesale electricity and commodity prices; its competitive subsidiary owned more than 18 GW of generation and was, in essence, a leveraged play on rising natural gas prices. Accordingly, the extraordinary Oncor ring fence addressed the specific risk that an investment-grade regulated utility could be pulled into the financial distress of a highly leveraged, speculative-grade parent dominated by the cash flow volatility of material merchant energy exposure—a risk profile that is materially different from the strong investment grade, approximately 95 percent regulated and contracted NextEra–Dominion combination.

[55]	Direct Testimony of Witness Smith, pg. 94:1-95:2.

[56]	Public Service Commission of Maryland Case No. 9361, Final Order, May 15, 2015, pg. 8.

[57]	Exelon Q1 2014 Earnings Call Transcript, April 30, 2014, pg. 8; Delaware Public Service Commission Docket No. 14, Direct Testimony of Carim V. Khouzami, June 18, 2014, pg. 5.

[58]	Exelon Corp., Form 8-K (Apr. 30, 2014), Ex. 99.2, "Exelon Announces Acquisition of Pepco Holdings, Inc.," at slides 7, and 12; Illinois Commerce Commission Docket No. 15-0287, (Part 2) Annual formula rate update and revenue requirement reconciliation under Section 16-108.5 of the Public Utilities Act, D Schedules WPD-8, pg. 27

[59]	See Reply Testimony of Witness Dunne.

[60]	Direct Testimony of Witness Myers, pgs. 150:7-153:5; Direct Testimony of Witness Smith, pgs. 26:1-28:15.
[61]	Energy Future Holdings Corp. and Texas Competitive Electric Holdings Co. LLC, Form 8-K (Oct. 15, 2007), Ex. 99.1, "Excerpts from slide presentation," at 1 ("Transaction Overview").
[62]	TXU Corp., Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (filed Mar. 2, 2007), at A-81; Energy Future Holdings Corp., Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (filed Mar. 31, 2008), at 42.
[63]	Energy Future Holdings Corp., Annual Report on Form 10-K for the fiscal year ended December 31, 2007, (filed March 31, 2008), at 88 ("Credit Ratings").

D. Additional Restrictions

Q.	HAS STAFF AND THE CONSUMER COUNSEL PROPOSED BANKRUPTCY REMOTE PROVISIONS?

A.	Yes, as noted above in the discussion of the principal decisions relied upon by them, Staff and Consumer Counsel both propose a bankruptcy-remote SPE above DEV, with an independent director and a "golden share," and Staff also requires a non-consolidation opinion before closing. Staff also recommends dividend restrictions. Although I do not believe these measures are necessary, Witness Dunne testifies that NextEra is prepared to adopt springing bankruptcy-related ring-fencing protections, enhanced dividend protections and equity maintenance obligations;[64] I explain that I do not believe these provisions are necessary, but I recognize that NextEra is adopting them to be as responsive as possible to Staff’s proposal.

1) Bankruptcy Remote Provisions

Q.	DO STAFF AND CONSUMER COUNSEL REQUEST THAT THE JOINT PETITIONERS ESTABLISH A SPECIAL PURPOSE ENTITY (“SPE”)?[65]

A.	Yes. Both parties recommend that a bankruptcy-remote SPE be placed directly above DEV as its sole shareholder. The SPE would have no employees and no function other than holding DEV’s equity. The SPE would be modeled after the separateness, no-lending and no-guarantee requirements taken from the AltaGas-WGL plan.[66] Staff also notes that bankruptcy-remote SPEs are used in utility securitizations.[67]

Q.	STAFF ARGUES THAT THE RISKS OF NEXTERA'S UNREGULATED BUSINESSES OUTWEIGH THE BENEFIT OF A ONE-NOTCH UPGRADE TO DEV,[68] AND THAT AN SPE IS NECESSARY AT CLOSING TO MITIGATE THE RISK? DO YOU AGREE?

A.	No, I do not. Staff frames the trade-off too narrowly. The benefits of DEV’s affiliation with NextEra are not limited to the one-notch upgrade. The benefits include access to a parent company able to supply the equity that DEV’s anticipated capital program will require. DEV faces approximately $55 billion in capital requirements over the next five years, as noted by Witness Dunne.[69] NextEra has contributed more than $14 billion of equity to FPL since 2015 to support similar investment.[70]

64 See Reply Testimony of Witness Dunne.

[65]	Direct Testimony of Witness Myers, Appendix A, Conditions 11–12; Direct Testimony of Witness Smith Exhibit LA-1, Section 3

[66]	Direct Testimony of Witness Myers, Appendix A, Conditions 11 and 12(a)–(o); Direct Testimony of Witness Smith, Exhibit LA-1 Section 3(a)–(o).

[67]	Direct Testimony of Witness Myers, pgs. 100–101.

[68]	Direct Testimony of Witness Myers, pg. 105:7-16.

[69]	See Reply Testimony of Witness Dunne; Direct Testimony of Witness Dunne, pg. 10:20–23; Resp. to Staff Int. 19-441

[70]	Direct Testimony of Witness Dunne, pg. 6:12-15.

Moreover, Staff’s concern about NextEra’s unregulated businesses is already reflected in NextEra’s consolidated credit ratings, which are A- from S&P and Baa1 from Moody’s, which are above Dominion’s ratings. The rating agencies affirmed those ratings when the Merger was announced.71 So, the independent experts in risk assessment for utility debt offerings - which are the rating agencies - have concluded that NextEra’s aggregate risk, reflecting the diversification across utility and non-utility investments and the heavily-contracted, project-financed unregulated business model, is less than that which Dominion and DEV have today. Based on these facts, I do not see any basis for imposing the SPE, or as discussed further below, the “golden share”.

Q.	STAFF AND CONSUMER COUNSEL REQUEST A “GOLDEN SHARE” IN THE SPE. [72] PLEASE DESCRIBE THEIR PROPOSAL.

A.	The SPE would issue a non-economic share - a “golden share” - to an administration company in the business of protecting SPEs or other companies from voluntary bankruptcy proceedings. That golden shareholder’s consent would be required for various decisions, including a voluntary bankruptcy of the SPE, a voluntary bankruptcy of DEV, and any amendment to the SPE’s ring-fencing provisions. For a DEV bankruptcy, Staff’s proposal would also require unanimous approval by both the SPE board and the DEV board.[73]

Q.	DO YOU AGREE WITH THE GOLDEN SHARE PROPOSAL?

A.	I do not believe that this is needed for the proposed Transaction. The golden share is used when there is a significant risk of credit contamination across the utility and its non-utility affiliates. That is not the case here, and so it is unnecessary. In this case, the credit ratings have been affirmed, or will be upgraded in the case of DEV, as noted by Witness Dunne,[74] if the Transaction closes.

Q.	STAFF ALSO REQUESTS A NON-CONSOLIDATION OPINION AS A CONDITION OF CLOSING. PLEASE DESCRIBE THE PROPOSAL.

A.	Staff recommends that the Joint Petitioners obtain, before closing, a third-party legal opinion confirming that the SPE is bankruptcy-remote. If the opinion is not obtained, the merger could not close. The Consumer Counsel does not recommend this condition. As noted by Witness Dunne in his rebuttal testimony, based on the slate of ring-fencing protections already proposed by the Joint Applicants, DEV is in a position to obtain a customary non-consolidation opinion. and the Joint Applicants are prepared to deliver one before closing.

2) Independent Board

Q.	STAFF PROPOSES A MERGER CONDITION THAT DEV’S BOARD INCLUDE INDEPENDENT DIRECTORS.[75] PLEASE DESCRIBE THE STAFF’S PROPOSAL.

A.	Staff recommends expanding DEV’s board from three to seven members. The four additional members would be independent of NextEra and its affiliates and could not hold NextEra stock. Staff asserts that DEV’s current directors also serve Dominion in other capacities, and, post-transaction, would serve and have responsibilities to the broader NextEra group of companies, diminishing their ability to act solely in DEV’s interest if an affiliate were in distress.[76] Staff cites to the Commission’s 1986 requirement of two outside directors for DEV as evidence that the Commission has considered the need for independent directors in the past, while acknowledging that the Commission later found independent directors unnecessary in 2000.[77] Other intervenor proposals have even more onerous Board restrictions that would be virtually unworkable.[78]

[71]	Direct Testimony of Witness Dunne, pg. 7:3-10.

[72]	Direct Testimony of Witness Myers, Appendix A, Conditions 12(D)–(H); Direct Testimony of Witness Smith, Exhibit LA-1, Section 3(D)–(H).

[73]	Direct Testimony of Witness Myers, Appendix A, Conditions 12(F).
[74]	See Reply Testimony of Witness Dunne.

[75]	Direct Testimony of Witness Myers, Appendix A, Condition 10.
[76]	Direct Testimony of Witness Myers, pgs. 95:1-99:2.
[77]	Direct Testimony of Witness Myers, pgs. 97:3-98:1.
[78]	Direct Testimony of Witness Gorman, pgs. 12, 20-25; 20:17-20.

Q.	WHAT IS YOUR RESPONSE TO STAFF’S REQUEST TO EXPAND AND FURTHER RESTRICT THE DEV BOARD?

A.	Similar to my conclusions on Staff's proposed SPE and golden share, I do not believe that Staff's Board proposal is warranted for this proposed Transaction. The Joint Petitioners have already committed that DEV's utility president will remain a Virginia resident "with responsibility for the direction and management of the utility's business interests," and that DEV "shall manage its operations as a separate regional business and will retain local responsibility for making decisions to achieve Company objectives".[79] Staff itself describes these as "meaningful commitments by the Joint Petitioners that DEV will retain some elements of local decision-making authority"[80] and together with the Commission's continuing regulatory authority over DEV,[81] they preserve DEV's independent decision-making without requiring that the Board be expanded and that a majority of its board be independent from the new parent company.

The Joint Petitioners' commitments and existing Virginia law already provide core ring-fencing protections that are appropriate, reasonable and sufficient for this transaction. I find that a requirement for an expanded number of independent directors is not warranted for this Proposed Transaction. This conclusion is consistent with the Commission’s most recent determination that the use of independent directors at DEV were not a necessary element of corporate governance under Dominion ownership, even after Dominion expanded its involvement in businesses other than DEV.82 While I believe additional conditions are unwarranted, given NextEra has assented to additional bankruptcy-related protections, as discussed above, then the case for expanding the board becomes even weaker since it is unclear what specific risks would be left unaddressed requiring the four additional and independent directors to remedy.

3) Dividend Restrictions

Q.	DOES STAFF REQUEST LIMITS ON DEV’S ABILITY TO PAY DIVIDENDS?[83]

A.	Yes. Staff recommends that DEV establish its Commission-approved ratemaking equity ratio as a minimum equity ratio and not pay dividends that would cause the book equity level to fall below that as of the end of every quarter. Under Staff’s proposal, DEV would also report dividends and related metrics annually.[84] The Consumer Counsel does not recommend a dividend restriction, but makes related conditions that address DEV’s capital structure, long-term funding of affiliates and credit-metric reporting.[85] Other parties propose different dividend restrictions tied to bond ratings or suggest that the level of equity may be reduced, not locked in.[86]

[79]	Joint Petition, Exhibit C, Merger Commitment Nos. 7–8.

[80]	Direct Testimony of Witness Myers pg. 90:12–14.

[81]	Joint Petition, Exhibit C, Merger Commitment No. 19.
[82]	Virginia State Corporation Commission PUA-1999-00068: Joint Petition of Virginia Electric and Power Company, et al., March 30, 2000, Order Granting Relief, 2000 S.C.C. Ann. Rept. 144.

[83]	Direct Testimony of Witness Myers, Appendix A, Conditions 14, 49(f) and 50(b).

[84]	Direct Testimony of Witness Myers, pgs. 105:17-107:8.

[85]	Direct Testimony of Witness Smith, Exhibit LA-1, Section 2(t), 2(w), and 2(x).

[86]	Direct Testimony of Witness Gorman, pg. 13:5-10; Direct Testimony of Witness Hanser, pgs.77:15-16, 78: 4-7.

Q.	WHAT IS YOUR RESPONSE TO STAFF’S REQUEST TO RESTRICT DEV’S ABILITY TO PAY DIVIDENDS?

A.	The restriction is not necessary, in general, and, if applied, should be broadened so as not to cause unintended consequences. First, the concern Staff identifies is that cash could be diverted from DEV to other NextEra purposes. That concern assumes that the utility will generate more cash than it needs. DEV’s substantial capital program means it is expected to require equity infusions from its parent rather than supplying cash to it. NextEra has committed to provide that equity[87] as it has done for FPL.[88] A quarter-end test is also not well matched to a utility with a large upcoming construction program. Book equity ratios fluctuate from quarter to quarter as capital spending, debt issuances and equity contributions occur at different times. A quarterly test could restrict dividends because of timing rather than any change in financial condition. Furthermore, the commitment in the AltaGas/WGL transaction required that Washington Gas maintain a 12-month rolling average equity ratio of not less than 48 percent, which is materially below the level used for ratemaking purposes. For Washington Gas, that limit is more than four percentage points below its most recent levels established for ratemaking purposes. That level of “cushion” should be used in any similar dividend restriction, although I do not consider such a restriction to be necessary.

Second, the Commission already has the tools to address Staff’s concern. It sets DEV’s ratemaking capital structure.89 Staff also acknowledges the Commission has authority over DEV’s dividend payments to affiliates under the Affiliates Act, Code § 56-83. 90 The establishment of a threshold for dividend restrictions at the authorized equity ratio used for ratemaking purposes by the Commission would unnecessarily reduce the financial flexibility of DEV. Utilities need to be able to manage their capital structures to react to market events and make investments on a timely basis. For that reason, actual equity ratios can and do vary from authorized levels on a regular basis. Such instances are generally short term and do not indicate financial stress on the utility, so long as the capital structure is managed and monitored over the long-term.

[87]	Joint Petition, Exhibit C, Merger Commitment No. 18.

[88]	Direct Testimony of Witness Dunne, pg. 6:12-15.

[89]	Direct Testimony of Witness Myers, pg. 106 n.196.

[90]	Direct Testimony of Witness Myers, pg. 106 n.197. Code of Virginia § 56-83, Summary Order Prohibiting Payment of Dividends to Affiliates:

The Commission may, of its own motion, whenever facts of record in any department of the Commission or within its knowledge appear to justify it in so doing, or upon complaint by the Commonwealth, and after reasonable notice, and opportunity to be heard, and upon hearing and consideration, either formal or informal, issue a summary order prohibiting any public service company from declaring or paying any dividend on any common or equity stock in any case in which such dividend or any part thereof would be payable to an affiliated interest as defined in § 56-76, and such summary order may, in case of emergency, be issued under like circumstances as preliminary injunctions are issued by the courts of equity of this Commonwealth, and in either case such summary order so issued may thereafter be made permanent, or be modified, or be vacated, after such investigation and hearing as may be proper to satisfy the requirements of due process of law. The jurisdiction of the Commission under this section shall be based upon considerations of public interest, and the summary order herein provided for shall be issued only upon a finding that the declaration or payment of any dividends is, as a matter of fact, inconsistent with the public interest on account of the probability of disabling the public service company from continuing to perform adequately its public duties, or that there is a purpose on the part of such affiliated interest to gain unjust advantage or profit to the probable detriment of the public service company, bondholders, other classes of stockholders, or any others having rights in the premises.

V.             CONTROL PREMIUM

Q.	PLEASE INTRODUCE WHAT YOU ADDRESS IN THIS SECTION OF YOUR REBUTTAL TESTIMONY.

A.	In this section of my rebuttal testimony, I address the testimony of Witness Hempling pertaining to what he defines as the Merger’s purchase price and control premium. Because the Proposed Transaction is a merger (not an acquisition), the exchange ratio for Dominion’s shareholders is the merger consideration, not a “purchase price” as described by Witness Hempling. Witness Hempling equates the merger consideration with an “acquisition price” and “purchase price” throughout his testimony. While there is no explicit acquisition premium or control premium, I will use these terms here to respond to Witness Hempling’s testimony.

Q.	PLEASE BRIEFLY SUMMARIZE MR. HEMPLING’S TESTIMONY REGARDING THE TRANSACTION’S CONTROL PREMIUM.

A.	Mr. Hempling makes many assertions, including that Dominion is selling DEV’s franchise, the control premium is the price paid for control of the franchise, “mere legal ownership” does not entitle stockholders to the control premium, and “giving” shareholder the entire control premium is “overcompensation”. Mr. Hempling offers lengthy testimony rife with legal opinions, accusations and hypotheticals pitting customers against shareholders to try to convince the Commission to accept his extreme position that unless a portion of the control premium is allocated to customers, VEPCO’s obligations to its customers have been violated.

Q.	HAS WITNESS HEMPLING PUT FORTH POSITIONS SIMILAR TO THOSE HE PUT FORTH HERE IN OTHER UTILITY MERGERS?

A.	Yes. Witness Hempling has been quite insistent in the presentation of his views. If anything, he has become even more zealous in positions he has presented in his testimony in this case.

Q.	HAVE ANY UTILITY REGULATORY COMMISSIONS ENDORSED WITNESS HEMPLING’S VIEWS ON “SELLING” THE FRANCHISE AND THE RIGHT OF SHAREHOLDERS TO ANY CONTROL PREMIUM?

A.	No. Witness Hempling’s views can best be described as extreme and in direct conflict with established regulatory principles. When other regulators have been presented with these views, they have not found them to be compelling or sufficient to ultimately reject the proposed mergers. Specifically, I am not aware of any utility regulator in North America concluding that customers are entitled to a share of the compensation being paid to shareholders, or that the utility’s franchise is somehow inalienable.

While Witness Hempling points to a single court case where the subject of control premium in a utility acquisition was considered, he acknowledges that his arguments were not accepted by the commission whose finding his client appealed. Further, when his client unsuccessfully appealed that Commission’s decision, the court also did not address Witness Hempling’s position which he attributed to being unclear if the court “fully grasped the issues”.91

Witness Hempling’s assertion that allocating the control premium between customers and shareholders is “backed by a century of regulatory principle”92 is likewise misleading at best. The regulatory principles Mr. Hempling is actually referring have nothing to do with control premium and instead pertain to gains from a utility’s sale of an asset previously in the utility’s rate base. The control premium is not a gain on the sale of an individual utility asset or the sale of DEV’s franchise. The underlying assets will remain in rate base, be subject to the Commission’s ratemaking authority, and will support the provision of regulated utility service to customers. Likewise, the franchise and the obligation to serve at rates regulated by this Commission will remain with DEV.

[91]	Direct Testimony of Scott Hempling, pg. 127.

[92]	Direct Testimony of Scott Hempling, pg. 103.

Witness Hempling neglects to acknowledge the important fact that no regulatory commission that has been presented with his views has found them to be compelling or sufficient to allocate any acquisition premium to customers. Quite clearly Witness Hempling thinks that most commissions are wrong, and that opinion would appear to include this Commission in its prior merger approvals.

Q.	RATHER THAN RESPONDING POINT-BY-POINT TO MR. HEMPLING’S MROE THAN 200 PAGES OF WRITTEN TESTIMONY, PLEASE PROVIDE YOUR KEY, HIGH-LEVEL RESPONSE.

A.	Mr. Hempling’s positions, which have been rejected time and time again, fundamentally conflict with the principles of corporate finance and utility regulation. Witness Hempling’s foundational assumption that the control premium is being paid to purchase the franchise is demonstrably wrong. The fact that a control premium exists is neither unusual in a utility transaction nor does it mean that utility customers and the public interest will be impaired or jeopardized. The gains or losses of investors are not relevant to a determination of whether the Proposed Transaction satisfies the will not impair or jeopardize the provision of adequate service to the public at just and reasonable rates standard as the Commission has applied it to this point which I clearly believe it does. Witness Hempling seeks to place the Commission in the position of correcting what he perceives as inequities in the stock market, inefficiencies in capital markets, outdated merger approval standards, and misguided ratemaking practices. The course that he would chart for the Commission is entirely out of alignment with every other regulatory jurisdiction in North America as well as the precedent of this Commission in prior merger transaction approvals. In my opinion, the Commission should follow the same course as regulators across the U.S. have and reject Witness Hempling’s views.

Q.	VPLC WITNESS TYSON SLOCUM ARGUES THAT THE $4.83 BILLION REGULATORY TERMINATION FEE IS “AN ADDITIONAL REASON” TO REJECT THE MERGER BECAUSE IT “CAN BE USED IN A VARIETY OF WAYS TO PROVIDE DIRECT BENEFITS TO DEV’S CAPTIVE RATEPAYERS WITH ZERO RISK.”[94] PLEASE COMMENT.

A.	Mr. Slocum misunderstands what the termination fee is, who would receive it, and when it would be paid. The termination fee is not a customer benefit. It is a negotiated contract remedy between the shareholders of Dominion Energy, Inc. and NextEra Energy, Inc. If the fee were paid, it would be paid to Dominion Energy, Inc., not Dominion Energy Virginia. Its purpose is to compensate Dominion’s shareholders for the risk they undertook by agreeing to the transaction, subject to the potential for regulatory non-approval. If the fee were ever paid, it is designed to be compensation for the significant costs, risks, and harm that would be caused by a failed transaction; it would not be a windfall to hand out. In any case, the fee is not guaranteed and is payable only when specific conditions in the Merger Agreement are satisfied. Whether and when it is ever payable depends on the facts surrounding those conditions. Treating it as a ratepayer benefit gives customers a stake in the denial. It is not a pot of money the Commission can count on, much less redirect to customers.

Further, I am not aware of any utility merger in which a termination fee paid to the utility's parent company was flowed or even shared with customers.

Q.	DOES THIS CONCLUDE YOUR REBUTTAL TESTIMONY?

A.	Yes.

94 Direct Testimony of Witness Slocum, pg. 21.

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Resume of John J. Reed

JOHN J. REED

CHAIRMAN

Mr. Reed is a financial and economic consultant with 50 years of experience in the energy industry. Mr. Reed has also been the CEO of an NASD member securities firm, and Co-CEO of one of the nation’s largest publicly traded management consulting firms. He has provided advisory services in the areas of mergers and acquisitions, asset divestitures and purchases, strategic planning, project finance, corporate valuation, energy market analysis, rate and regulatory matters and energy contract negotiations to clients across North and Central America. Mr. Reed’s comprehensive experience includes the development and implementation of nuclear, fossil, and hydroelectric generation divestiture programs with an aggregate valuation in excess of $20 billion. Mr. Reed has also provided expert testimony on financial and economic matters on more than 400 occasions before the FERC, Canadian regulatory agencies, state utility regulatory agencies, various state and federal courts, and before arbitration panels in the United States and Canada. After graduation from the Wharton School of the University of Pennsylvania, Mr. Reed joined Southern California Gas Company, where he worked in the regulatory and financial groups, leaving the firm as Chief Economist in 1981. He served as an executive and consultant with Stone & Webster Management Consulting and R.J. Rudden Associates prior to forming REED Consulting Group (RCG) in 1988. RCG was acquired by Navigant Consulting in 1997, where Mr. Reed served as an executive until leaving Navigant to join Concentric as Chairman and Chief Executive Officer.

REPRESENTATIVE PROJECT EXPERIENCE

Executive Management

•	As an executive-level consultant, worked with CEOs, CFOs, other senior officers, and Boards of Directors of many of North America’s top electric and gas utilities, as well as with senior political leaders of the U.S. and Canada on numerous engagements over the past 50 years. Directed merger, acquisition, divestiture, and project development engagements for utilities, pipelines, and electric generation companies, repositioned several electric and gas utilities as pure distributors through a series of regulatory, financial, and legislative initiatives, and helped to develop and execute several “roll-up” or market aggregation strategies for companies seeking to achieve substantial scale in energy distribution, generation, transmission, and marketing.

Financial and Economic Advisory Services

•	Retained by many of the nation’s leading energy companies and financial institutions for services relating to the purchase, sale, or development of new enterprises. These projects included major new gas pipeline projects, gas storage projects, several non-utility generation projects, purchasing and selling project development and gas marketing firms, and utility acquisitions. Specific services provided include developing corporate expansion plans, reviewing acquisition candidates, establishing divestiture standards, due diligence on acquisitions or financing, market entry or expansion studies, competitive assessments, project financing studies, and negotiations relating to these transactions.

Concentric Energy Advisors | Pg. 1

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Resume of John J. Reed

Litigation Support and Expert Testimony

•	Provided expert testimony on more than 400 occasions in administrative and civil proceedings on a wide range of energy and economic issues. Clients in these matters have included gas distribution utilities, gas pipelines, gas producers, oil producers, electric utilities, large energy consumers, governmental and regulatory agencies, trade associations, independent energy project developers, engineering firms, and gas and power marketers. Testimony has focused on issues ranging from broad regulatory and economic policy to virtually all elements of the utility ratemaking process. Also frequently testified regarding energy contract interpretation, accepted energy industry practices, horizontal and vertical market power, quantification of damages, and management prudence. Has been active in regulatory contract and litigation matters on virtually all interstate pipeline systems serving the U.S. Northeast, Mid-Atlantic, Midwest, and Pacific regions.

•	Also served on FERC Commissioner Terzic’s Task Force on Competition, which conducted an industry-wide investigation into the levels of and means of encouraging competition in U.S. natural gas markets and served on a “Blue Ribbon” panel established by the Province of New Brunswick regarding the future of natural gas distribution service in that province.

Resource Procurement, Contracting, and Analysis

•	On behalf of gas distributors, gas pipelines, gas producers, electric utilities, and independent energy project developers, personally managed or participated in the negotiation, drafting, and regulatory support of hundreds of energy contracts, including the largest gas contracts in North America, electric contracts representing billions of dollars, pipeline and storage contracts, and facility leases.

•	These efforts have resulted in bringing large new energy projects to market across North America, the creation of hundreds of millions of dollars in savings through contract renegotiation, and the regulatory approval of a number of highly contested energy contracts.

Strategic Planning and Utility Restructuring

•	Acted as a leading participant in restructuring the natural gas and electric utility industries over the past twenty years, as an advisor to local distribution companies, pipelines, electric utilities, and independent energy project developers. In the recent past, provided services to most of the top 50 utilities and energy marketers across North America. Managed projects that frequently included the redevelopment of strategic plans, corporate reorganizations, the development of multi-year regulatory and legislative agendas, merger, acquisition and divestiture strategies, and the development of market entry strategies. Developed and supported merchant function exit strategies, marketing affiliate strategies, and detailed plans for the functional business units of many of North America’s leading utilities.

Concentric Energy Advisors | Pg. 2

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Resume of John J. Reed

PROFESSIONAL HISTORY

Concentric Energy Advisors, Inc. (2024 - Present)

Chairman

Concentric Energy Advisors, Inc. (2002 – 2023)

Chairman and Chief Executive Officer

CE Capital Advisors (2004 – 2023)

Chairman, President, and Chief Executive Officer

Navigant Consulting, Inc. (1997 – 2002)

President, Navigant Energy Capital (2000 – 2002)

Executive Director (2000 – 2002)

Co-Chief Executive Officer, Vice Chairman (1999 – 2000)

Executive Managing Director (1998 – 1999)

President, REED Consulting Group, Inc. (1997 – 1998)

REED Consulting Group (1988 – 1997)

Chairman, President, and Chief Executive Officer

R.J. Rudden Associates, Inc. (1983 – 1988)

Vice President

Stone & Webster Management Consultants, Inc. (1981 – 1983)

Senior Consultant

Consultant

Southern California Gas Company (1976 – 1981)

Corporate Economist

Financial Analyst

Treasury Analyst

EDUCATION

Wharton School, University of Pennsylvania

B.S., Economics and Finance, 1976

Licensed Securities Professional: NASD Series 7, 63, 24, 79 and 99 Licenses

BOARDS OF DIRECTORS (PAST AND PRESENT)

Concentric Energy Advisors, Inc.

Navigant Consulting, Inc.

Navigant Energy Capital

Nukem, Inc.

New England Gas Association

Northeast Gas Association

R. J. Rudden Associates

REED Consulting Group

Concentric Energy Advisors | Pg. 3

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Resume of John J. Reed

AFFILIATIONS

American Gas Association

Energy Bar Association

Guild of Gas Managers

International Association of Energy Economists

Northeast Gas Association

Society of Gas Lighters

Society of Utility and Regulatory Financial Analysts

ARTICLES AND PUBLICATIONS

“Maximizing U.S. federal loan guarantees for new nuclear energy,” Bulletin of the Atomic Scientists (with John C. Slocum), July 29, 2009

“Smart Decoupling – Dealing with unfunded mandates in performance-based ratemaking,” Public Utilities Fortnightly, May 2012

Concentric Energy Advisors | Pg. 4

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Alaska Regulatory Commission
Chugach Electric	12/86	Chugach Electric	U-86-11	Cost Allocation
Chugach Electric	5/87	Enstar Natural Gas Company	U-87-2	Tariff Design
Chugach Electric	12/87	Enstar Natural Gas Company	U-87-42	Gas Transportation
Chugach Electric	11/87 2/88	Chugach Electric	U-87-35	Cost of Capital
Anchorage Municipal Light & Power	9/17	Anchorage Municipal Light & Power	U-16-094 U-17-008	Project Prudence
Municipality of Anchorage (“MOA”) d/b/a Municipal Light and Power	8/19 10/19	Municipality of Anchorage (“MOA”) d/b/a Municipal Light and Power	U-18-102 U-19-020 U-19-021	Merger Standard for Approval
Alberta Utilities Commission
Alberta Utilities (AltaLink, EPCOR, ATCO, ENMAX, FortisAlberta, AltaGas)	1/13	Alberta Utilities	Application 1566373, Proceeding ID 20	Stranded Costs
Arizona Corporation Commission
Tucson Electric Power	7/12	Tucson Electric Power	E-01933A-12-0291	Cost of Capital
UNS Energy and Fortis Inc.	1/14	UNS Energy, Fortis Inc.	E-04230A-00011 E- 01933A-14-0011	Merger
British Columbia Utilities Commission
FortisBC Energy	3/23	FortisBC Energy	G-28-23	Gas Rate Design
California Energy Commission
Southern California Gas Co.	8/80	Southern California Gas Co.	80-BR-3	Gas Price Forecasting

Concentric Energy Advisors | Pg. 5

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
California Public Utility Commission
Southern California Gas Co.	3/80	Southern California Gas Co.	TY 1981 G.R.C.	Cost of Service, Inflation
Pacific Gas Transmission Co.	10/91 11/91	Pacific Gas & Electric Co.	App. 89-04-033	Rate Design
Pacific Gas Transmission Co.	7/92	Southern California Gas Co.	A. 92-04-031	Rate Design
San Diego Gas & Electric Company	4/19 8/19	San Diego Gas & Electric Company	A. 19-04-017	Risk Premium, Return on Equity
Colorado Public Utilities Commission
AMAX Molybdenum	2/90	Commission Rulemaking	89R-702G	Gas Transportation
AMAX Molybdenum	11/90	Commission Rulemaking	90R-508G	Gas Transportation
Xcel Energy	8/04	Xcel Energy	031-134E	Cost of Debt
Public Service Company of Colorado	6/17	Public Service Company of Colorado	17AL-0363G	Return on Equity (Gas)
Connecticut Public Utilities Regulatory Authority
Connecticut Natural Gas	12/88	Connecticut Natural Gas	88-08-15	Gas Purchasing Practices
United Illuminating	3/99	United Illuminating	99-03-04	Nuclear Plant Valuation
Southern Connecticut Gas	2/04	Southern Connecticut Gas	00-12-08	Gas Purchasing Practices
Southern Connecticut Gas	4/05	Southern Connecticut Gas	05-03-17	LNG/Trunkline
Southern Connecticut Gas	5/06	Southern Connecticut Gas	05-03-17PH01	LNG/Trunkline
Southern Connecticut Gas	8/08	Southern Connecticut Gas	06-05-04	Peaking Service Agreement

Concentric Energy Advisors | Pg. 6

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
SJW Group and Connecticut Water Service	4/19	SJW Group and Connecticut Water Service	19-04-02	Customer Benefits, Public Interest
District of Columbia PSC
Potomac Electric Power Company	3/99 5/99 7/99	Potomac Electric Power Company	945	Divestiture of Gen. Assets & Purchase Power Contracts
AltaGas Ltd./WGL Holdings	4/17 8/17 10/17	AltaGas Ltd./WGL Holdings	1142	Merger Standards, Public Interest Standard
Federal Energy Regulatory Commission
Safe Harbor Water Power Corp.	8/82	Safe Harbor Water Power Corp.	-	Wholesale Electric Rate Increase
Western Gas Interstate Company	5/84	Western Gas Interstate Company	RP84-77	Load Forecast Working Capital
Southern Union Gas	4/87 5/87	El Paso Natural Gas Company	RP87-16-000	Take-or-Pay Costs
Connecticut Natural Gas	11/87	Penn-York Energy Corporation	RP87-78-000	Cost Allocation/Rate Design
AMAX Magnesium	12/88 1/89	Questar Pipeline Company	RP88-93-000	Cost Allocation/Rate Design
Western Gas Interstate Company	6/89	Western Gas Interstate Company	RP89-179-000	Cost Allocation/Rate Design, Open-Access Transportation
Associated CD Customers	12/89	CNG Transmission	RP88-211-000	Cost Allocation/Rate Design
Utah Industrial Group	9/90	Questar Pipeline Company	RP88-93-000, Phase II	Cost Allocation/Rate Design
Iroquois Gas Trans. System	8/90	Iroquois Gas Transmission System	CP89-634-000/001 CP89-815-000	Gas Markets, Rate Design, Cost of Capital, Capital Structure
Boston Edison Company	1/91	Boston Edison Company	ER91-243-000	Electric Generation Markets

Concentric Energy Advisors | Pg. 7

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Cincinnati Gas and Electric Co., Union Light, Heat and Power Company, Lawrenceburg Gas Company	7/91	Texas Gas Transmission Corp.	RP90-104-000 RP88-115-000 RP90-192-000	Cost Allocation, Rate Design, Comparability of Service
Ocean State Power II	7/91	Ocean State Power II	ER89-563-000	Competitive Market Analysis, Self-dealing

Brooklyn Union/PSE&G	7/91	Texas Eastern	RP88-67, et al.	Market Power, Comparability of Service
Northern Distributor Group	9/92 11/92	Northern Natural Gas Company	RP92-1-000, et al.	Cost of Service
Canadian Association of Petroleum Producers and Alberta Pet. Marketing Comm.	10/92 7/97	Lakehead Pipeline Co. LP	IS92-27-000	Cost Allocation, Rate Design

Colonial Gas, Providence Gas	7/93 8/93	Algonquin Gas Transmission	RP93-14	Cost Allocation, Rate Design
Iroquois Gas Transmission	94	Iroquois Gas Transmission	RP94-72-000	Cost of Service, Rate Design

Transco Customer Group	1/94	Transcontinental Gas Pipeline Corporation	RP92-137-000	Rate Design, Firm to Wellhead
Pacific Gas Transmission	2/94 3/95	Pacific Gas Transmission	RP94-149-000	Rolled-In vs. Incremental Rates, Rate Design
Tennessee GSR Group	1/95 3/95 1/96	Tennessee Gas Pipeline Company	RP93-151-000 RP94- 39-000 RP94-197-000 RP94-309-000	GSR Costs
PG&E and SoCal Gas	8/96 9/96	El Paso Natural Gas Company	RP92-18-000	Stranded Costs

Concentric Energy Advisors | Pg. 8

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Iroquois Gas Transmission System, LP	97	Iroquois Gas Transmission System, LP	RP97-126-000	Cost of Service, Rate Design
BEC Energy - Commonwealth Energy System	2/99	Boston Edison Company/Commonwealth Energy System	EC99-33-000	Market Power Analysis – Merger
Central Hudson Gas & Electric, Consolidated Co. of New York, Niagara Mohawk Power Corporation, Dynegy Power Inc.	10/00	Central Hudson Gas & Electric, Consolidated Co. of New York, Niagara Mohawk Power Corporation, Dynegy Power Inc.	EC01-7-000	Market Power 203/205 Filing
Wyckoff Gas Storage	12/02	Wyckoff Gas Storage	CP03-33-000	Need for Storage Project
Indicated Shippers/Producers	10/03	Northern Natural Gas	RP98-39-029	Ad Valorem Tax Treatment
Maritimes & Northeast Pipeline	6/04	Maritimes & Northeast Pipeline	RP04-360-000	Rolled-In Rates
ISO New England	8/04 2/05	ISO New England	ER03-563-030	Cost of New Entry
Transwestern Pipeline Company, LLC	9/06	Transwestern Pipeline Company, LLC	RP06-614-000	Business Risk
Portland Natural Gas Transmission System	6/08	Portland Natural Gas Transmission System	RP08-306-000	Market Assessment, Natural Gas Transportation, Rate Setting
Portland Natural Gas Transmission System	5/10 3/11 4/11	Portland Natural Gas Transmission System	RP10-729-000	Business Risks, Extraordinary and Non-recurring Events Pertaining to Discretionary Revenues
Morris Energy	7/10	Morris Energy	RP10-79-000	Impact of Preferential Rate

Concentric Energy Advisors | Pg. 9

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Gulf South Pipeline	10/14	Gulf South Pipeline	RP15-65-000	Business Risk, Rate Design
BNP Paribas Energy Trading, GP South Jersey Resources Group, LLC	2/15	Transcontinental Gas Pipeline Corporation	RP06-569-008 RP07- 376-005	Regulatory Policy, Incremental Rates, Stacked Rate
Tallgrass Interstate Gas Transmission, LLC	10/15 12/15	Tallgrass Interstate Gas Transmission, LLC	RP16-137-000	Market Assessment, Rate Design, Rolled-in Rate Treatment
Tennessee Valley Authority	2/21 3/21	Athens Utility Board, Gibson Electric Membership Corp., Joe Wheeler Electric Membership Corp., and Volunteer Energy Cooperative v. Tennessee Valley Authority	EL21-40-000 TX21-01-000	Public Policy, Competition, Economic Harm
Exelon Corporation American Electric Power Service Corporation	6/24 10/24	Exelon Corporation American Electric Power Service Corporation	ER24-2172	FERC Electric Transmission Rates and Interconnections
DCR Transmission, LLC	8/25 12/25	DCR Transmission, LLC	ER23-2309-001 ER24-1394-001	Prudence, Force Majeure Events— Electric Transmission Project
Florida Impact Estimating Conference
Florida Power and Light Co. on behalf of the Florida Investor-Owned Utilities	2/19 3/19	Florida Power and Light Co. on behalf of the Florida Investor- Owned Utilities	Right to Competitive Energy Market for Customers of Investor-Owned Utilities; Allowing Energy Choice	Economic and Financial Impact of Deregulation on Customers and Market Design and Function

Concentric Energy Advisors | Pg. 10

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Florida Public Service Commission
Florida Power and Light Co.	10/07	Florida Power & Light Co.	070650-EI	Need for New Nuclear Plant
Florida Power and Light Co.	5/08	Florida Power & Light Co.	080009-EI	New Nuclear Cost Recovery, Prudence
Florida Power and Light Co.	3/09 8/09	Florida Power & Light Co.	080677-EI	Benchmarking in Support of ROE
Florida Power and Light Co.	3/09 5/09 8/09	Florida Power & Light Co.	090009-EI	New Nuclear Cost Recovery, Prudence
Florida Power and Light Co.	3/10 5/10 8/10	Florida Power & Light Co.	100009-EI	New Nuclear Cost Recovery, Prudence
Florida Power and Light Co.	3/11 7/11	Florida Power & Light Co.	110009-EI	New Nuclear Cost Recovery, Prudence
Florida Power and Light Co.	3/12 7/12	Florida Power & Light Co.	120009-EI	New Nuclear Cost Recovery, Prudence
Florida Power and Light Co.	3/12 8/12	Florida Power & Light Co.	120015-EI	Benchmarking in Support of ROE
Florida Power and Light Co.	3/13 7/13	Florida Power & Light Co.	130009-EI	New Nuclear Cost Recovery, Prudence
Florida Power and Light Co.	3/14	Florida Power & Light Co.	140009-EI	New Nuclear Cost Recovery, Prudence
Florida Power and Light Co.	3/15 7/15	Florida Power & Light Co.	150009-EI	New Nuclear Cost Recovery, Prudence
Florida Power and Light Co.	10/15	Florida Power and Light Co.	150001	Recovery of Replacement Power Costs
Florida Power and Light Co.	3/16	Florida Power & Light Co.	160021-EI	Benchmarking in Support of ROE
Florida Power and Light Co.	3/21 7/21	Florida Power & Light Co.	20210015-EI	Benchmarking in Support of ROE

Concentric Energy Advisors | Pg. 11

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Florida Power and Light Co.	2/25	Florida Power and Light Co.	20250011-EI	Benchmarking
Florida Senate Committee on Communication, Energy, and Utilities
Florida Power and Light Co.	2/09	Florida Power & Light Co.	-	Securitization
Hawai‘i Public Utility Commission
Hawaiian Electric Light Company, Inc.	6/00	Hawaiian Electric Light Company, Inc.	99-0207	Standby Charge
NextEra Energy, Inc. Hawaiian Electric Companies	1/15 8/15 10/15	Hawaiian Electric Company, Inc., Hawaii Electric Light Company, Inc., Maui Electric Company, Ltd., NextEra Energy, Inc.	2015-0022	Merger Application
Idaho Public Utilities Commission
Hydro One Limited and Avista Corporation	9/18 11/18	Hydro One Limited and Avista Corporation	AVU-E-17-09 AVU-G-17-05	Governance, Financial Integrity, and Ring-fencing Merger Commitments
Illinois Commerce Commission
Renewables Suppliers (Algonquin Power Co., EDP Renewables North America, Invenergy, NextEra Energy Resources)	3/14	Renewables Suppliers	13-0546	Application for Rehearing and Reconsideration, Long-term Purchase Power Agreements
WE Energies Corporation	8/14 12/14 2/15	WE Energies/Integrys	14-0496	Merger Application

Concentric Energy Advisors | Pg. 12

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Indiana Utility Regulatory Commission
Northern Indiana Public Service Company	10/01	Northern Indiana Public Service Company	41746	Valuation of Electric Generating Facilities
Northern Indiana Public Service Company	1/08 3/08	Northern Indiana Public Service Company	43396	Reasonableness of Plant Acquisition
Northern Indiana Public Service Company	8/08	Northern Indiana Public Service Company	43526	Fair Market Value Assessment
Indianapolis Power & Light Company	12/14	Indianapolis Power & Light Company	44576	Asset Valuation
Indianapolis Power & Light Company	12/16	Indianapolis Power & Light Company	44893	Rate Recovery for New Plant Additions, Valuation of Electric Generating Facilities
Indianapolis Power & Light Company D/B/A AES Indiana	8/21	Indianapolis Power & Light Company D/B/A AES Indiana	45591	Power Project Development and PPA Evaluation
Iowa Utilities Board
Interstate Power and Light	7/05	Interstate Power and Light and FPL Energy Duane Arnold, LLC	SPU-05-15	Sale of Nuclear Plant
Interstate Power and Light	5/07	City of Everly, Iowa	SPU-06-5	Municipalization
Interstate Power and Light	5/07	City of Kalona, Iowa	SPU-06-6	Municipalization
Interstate Power and Light	5/07	City of Wellman, Iowa	SPU-06-10	Municipalization
Interstate Power and Light	5/07	City of Terril, Iowa	SPU-06-8	Municipalization
Interstate Power and Light	5/07	City of Rolfe, Iowa	SPU-06-7	Municipalization

Concentric Energy Advisors | Pg. 13

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Kansas Corporation Commission
Great Plains Energy Kansas City Power and Light Company	1/17	Great Plains Energy, Kansas City Power & Light Company, and Westar Energy	16-KCPE-593-ACQ	Merger Standards, Acquisition Premium, Ring-Fencing, Public Interest Standard
Great Plains Energy Kansas City Power and Light Company	8/17 2/18	Great Plains Energy, Kansas City Power & Light Company, and Westar Energy	18-KCPE-095-MER	Merger Standards, Transaction Value, Merger Benefits, Ring-Fencing,
Evergy Metro Evergy Kansas Central Evergy Kansas South	9/23	Evergy Metro d/b/a/ Evergy Kansas Metro (“EKM”) & Evergy Kansas Central and Evergy Kansas South (collectively d/b/a as “EKC”)	23-EKCE-775-RTS	Capital Structure, Rate of Return
Atmos Energy Corporation	12/23	Atmos Energy Corporation	24-GIMX-376-GIV	Confidentiality of Gas Contracts
Maine Public Utility Commission
Northern Utilities	5/96	Granite State and PNGTS	95-480 95-481	Transportation Service and PBR
Maine Water Company	7/19 8/19	Maine Water Company	2019-00096	Merger Standards, Net Benefits to Customers, Ring-fencing
Maryland Public Service Commission
Eastalco Aluminum	3/82	Potomac Edison	7604	Cost Allocation
Potomac Electric Power Company	8/99	Potomac Electric Power Company	8796	Stranded Cost & Price Protection
AltaGas Ltd./WGL Holdings	4/17 9/17 1/18 2/18	AltaGas Ltd./WGL Holdings	9449	Merger Standards, Public Interest Standard
Washington Gas Light Company	8/20	Washington Gas Light Company	9622	Regulatory Policy

Concentric Energy Advisors | Pg. 14

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Massachusetts Department of Public Utilities
Haverhill Gas	5/82	Haverhill Gas	DPU #1115	Cost of Capital
New England Energy Group	1/87	Commission Investigation	-	Gas Transportation Rates
Energy Consortium of Mass.	9/87	Commonwealth Gas Company	DPU-87-122	Cost Allocation, Rate Design
Mass. Institute of Technology	12/88	Middleton Municipal Light	DPU #88-91	Cost Allocation, Rate Design
Energy Consortium of Mass.	3/89	Boston Gas	DPU #88-67	Rate Design
PG&E Bechtel Generating Co./ Constellation Holdings	10/91	Commission Investigation	DPU #91-131	Valuation of Environmental Externalities
Coalition of Non- Utility Generators	1991	Cambridge Electric Light Co. & Commonwealth Electric Co.	DPU 91-234 EFSC 91-4	Integrated Resource Management
The Berkshire Gas Company Essex County Gas Company Fitchburg Gas and Elec. Light Co.	5/92	The Berkshire Gas Company Essex County Gas Company Fitchburg Gas & Elec. Light Co.	DPU #92-154	Gas Purchase Contract Approval
Boston Edison Company	7/92	Boston Edison	DPU #92-130	Least-Cost Planning
Boston Edison Company	7/92	The Williams/Newcorp Generating Co.	DPU #92-146	RFP Evaluation
Boston Edison Company	7/92	West Lynn Cogeneration	DPU #92-142	RFP Evaluation
Boston Edison Company	7/92	L’Energia Corp.	DPU #92-167	RFP Evaluation

Concentric Energy Advisors | Pg. 15

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Boston Edison Company	7/92	DLS Energy, Inc.	DPU #92-153	RFP Evaluation
Boston Edison Company	7/92	CMS Generation Co.	DPU #92-166	RFP Evaluation
Boston Edison Company	7/92	Concord Energy	DPU #92-144	RFP Evaluation
The Berkshire Gas Company Colonial Gas Company Essex County Gas Company Fitchburg Gas and Electric Company	11/93	The Berkshire Gas Company Colonial Gas Company Essex County Gas Company Fitchburg Gas and Electric Co.	DPU #93-187	Gas Purchase Contract Approval
Bay State Gas Company	10/93	Bay State Gas Company	93-129	Integrated Resource Planning
Boston Edison Company	94	Boston Edison	DPU #94-49	Surplus Capacity
Hudson Light & Power Department	4/95	Hudson Light & Power Dept.	DPU #94-176	Stranded Costs
Essex County Gas Company	5/96	Essex County Gas Company	96-70	Unbundled Rates
Boston Edison Company	8/97	Boston Edison Company	97-63	Holding Company Corporate Structure
Berkshire Gas Company	6/98	Berkshire Gas Mergeco Gas Co.	D.T.E. 98-87	Merger Approval
Eastern Edison Company	8/98	Montaup Electric Company	D.T.E. 98-83	Marketing for Divestiture of its Generation Business
Boston Edison Company	98	Boston Edison Company	D.T.E. 97-113	Fossil Generation Divestiture
Boston Edison Company	2/99	Boston Edison Company	D.T.E. 98-119	Nuclear Generation Divestiture

Concentric Energy Advisors | Pg. 16

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Eastern Edison Company	12/98	Montaup Electric Company	D.T.E. 99-9	Sale of Nuclear Plant
NStar	9/07 12/07	NStar, Bay State Gas, Fitchburg G&E, NE Gas, W. MA Electric	DPU 07-50	Decoupling, Risk
NStar	6/11	NStar, Northeast Utilities	DPU 10-170	Merger Approval
Town of Milford	1/19 3/19 5/19	Milford Water Company	DPU 18-60	Valuation Analysis
Massachusetts Energy Facilities Siting Council
Mass. Institute of Technology	1/89	M.M.W.E.C.	EFSC-88-1	Least-Cost Planning
Boston Edison Company	9/90	Boston Edison	EFSC-90-12	Electric Generation Markets
Silver City Energy Ltd. Partnership	11/91	Silver City Energy	D.P.U. 91-100	State Policies, Need for Facility
Michigan Public Service Commission
Detroit Edison Company	9/98	Detroit Edison Company	U-11726	Market Value of Generation Assets
Consumers Energy Company	8/06 1/07	Consumers Energy Company	U-14992	Sale of Nuclear Plant
WE Energies	12/11	Wisconsin Electric Power Co	U-16830	Economic Benefits, Prudence
Consumer Energy Company	7/13	Consumers Energy Company	U-17429	Certificate of Need, Integrated Resource Plan
WE Energies	8/14 2/15	WE Energies/Integrys	U-17682	Merger Application
Minnesota Public Utilities Commission
Xcel Energy/No. States Power	9/04	Xcel Energy/No. States Power	G002/GR-04-1511	NRG Impacts

Concentric Energy Advisors | Pg. 17

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Interstate Power and Light	8/05	Interstate Power and Light and FPL Energy Duane Arnold, LLC	E001/PA-05-1272	Sale of Nuclear Plant
Northern States Power Company d/b/a Xcel Energy	11/05	Northern States Power Company	E002/GR-05-1428	NRG Impacts on Debt Costs
Northern States Power Company d/b/a Xcel Energy	9/06 10/06 11/06	NSP v. Excelsior	E6472/M-05-1993	PPA, Financial Impacts
Northern States Power Company d/b/a Xcel Energy	11/06	Northern States Power Company	G002/GR-06-1429	Return on Equity
Northern States Power	11/08 05/09	Northern States Power Company	E002/GR-08-1065	Return on Equity
Northern States Power	11/09 6/10	Northern States Power Company	G002/GR-09-1153	Return on Equity
Northern States Power	11/10 5/11	Northern States Power Company	E002/GR-10-971	Return on Equity
Northern States Power Company	1/16	Northern States Power Company	E002/GR-15-826	Industry Perspective
Northern States Power Company	11/19	Northern States Power Company	E002/GR-19-564	Return on Equity
CenterPoint Energy	10/21 1/22	CenterPoint Energy	G008/M-21-138 71-2500-37763	Prudence, Gas Purchasing Decisions
Missouri House Committee on Energy and the Environment
Ameren Missouri	3/16	Ameren Missouri	HB 2816	Performance-Based Ratemaking
Missouri Public Service Commission
Missouri Gas Energy	1/03 4/03	Missouri Gas Energy	GR-2001-382	Gas Purchasing Practices, Prudence

Concentric Energy Advisors | Pg. 18

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Aquila Networks	2/04	Aquila-MPS, Aquila L&P	ER-2004-0034 HR-2004-0024	Cost of Capital, Capital Structure
Aquila Networks	2/04	Aquila-MPS, Aquila L&P	GR-2004-0072	Cost of Capital, Capital Structure
Missouri Gas Energy	11/05 2/06 7/06	Missouri Gas Energy	GR-2002-348 GR-2003-0330	Capacity Planning
Missouri Gas Energy	11/10 1/11	KCP&L	ER-2010-0355	Natural Gas DSM
Missouri Gas Energy	11/10 1/11	KCP&L GMO	ER-2010-0356	Natural Gas DSM
Laclede Gas Company	5/11	Laclede Gas Company	CG-2011-0098	Affiliate Pricing Standards
Union Electric Company d/b/a Ameren Missouri	2/12 8/12	Union Electric Company	ER-2012-0166	Return on Equity, Earnings Attrition, Regulatory Lag
Union Electric Company d/b/a Ameren Missouri	6/14	Noranda Aluminum Inc.	EC-2014-0223	Ratemaking, Regulatory, and Economic Policy
Union Electric Company d/b/a Ameren Missouri	1/15 2/15	Union Electric Company	ER-2014-0258	Revenue Requirements, Ratemaking Policies
Great Plains Energy Kansas City Power and Light Company	8/17 2/18 3/18	Great Plains Energy, Kansas City Power & Light Company, and Westar Energy	EM-2018-0012	Merger Standards, Transaction Value, Merger Benefits, Ring-Fencing
Union Electric Company d/b/a Ameren Missouri	6/19	Union Electric Company d/b/a Ameren Missouri	EO-2017-0176	Affiliate Transactions, Cost Allocation Manual
Union Electric Company d/b/a Ameren Missouri	7/19 1/20 2/20	Union Electric Company d/b/a Ameren Missouri	ER-2019-0335	Reasonableness of Affiliate Services and Costs
Union Electric Company d/b/a Ameren Missouri	3/21	Union Electric Company d/b/a Ameren Missouri	GR-2021-0241	Affiliate Transactions

Concentric Energy Advisors | Pg. 19

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Union Electric Company d/b/a Ameren Missouri	3/21 10/21	Union Electric Company d/b/a Ameren Missouri	ER-2021-0240	Affiliate Transactions, Prudence Standard, Used and Useful Principle
Empire District Electric Company	5/21 12/21 1/22	Empire District Electric Company	ER-2021-0312	Return on Equity
Empire District Gas Company	8/21 3/22	Empire District Gas Company	GR-2021-0320	Return on Equity
Empire District Electric Company	5/22	Empire District Electric Company	EO-2022-0040 EO-2022-0193	Prudence Policy, Securitization
Evergy Missouri West	7/22	Evergy Missouri West	EF-2022-0155	Regulatory Policy, Securitization of Fuel, and Purchased Power Costs
Union Electric Company d/b/a Ameren Missouri	8/22 2/23 3/23	Union Electric Company d/b/a Ameren Missouri	ER-2022-0337	Affiliate Transactions, Prudence Standard
Evergy Missouri Metro and Evergy Missouri West	8/22	Evergy Missouri Metro and Evergy Missouri West	ER-2022-0129 ER-2022-0130	Prudence Standard
Evergy Missouri West	11/23	Evergy Missouri West	EA-2023-0291	Certificate of Convenience and Necessity for Resource Acquisition
Evergy Missouri Metro and Evergy Missouri West	11/23 12/23 1/24	Evergy Missouri Metro and Evergy Missouri West	EO-2023-0276 EO-2023-0277	Prudence, Resource Planning
Ameren Missouri	11/23 3/24	Ameren Missouri	EF-2024-0021	Prudence Standard, Securitization
Empire District Electric Company d/b/a Liberty	11/24 8/25	Empire District Electric Company d/b/a Liberty	ER-2024-0261	Fuel Adjustment Clause Structure
Union Electric Company d/b/a Ameren Missouri	1/25	Union Electric Company d/b/a Ameren Missouri	ER-2024-0319	Prudence Standard

Concentric Energy Advisors | Pg. 20

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Missouri Senate Committee on Commerce, Consumer Protection, Energy, and the Environment
Ameren Missouri	3/16	Ameren Missouri	SB 1028	Performance-Based Ratemaking
Montana Public Service Commission
Great Falls Gas Company	10/82	Great Falls Gas Company	82-4-25	Gas Rate Adjustment Clause
National Energy Board (now the Canada Energy Regulator)
Alberta Northeast	2/87	Alberta Northeast Gas Export Project	GH-1-87	Gas Export Markets
Alberta Northeast	11/87	TransCanada Pipeline	GH-2-87	Gas Export Markets
Alberta Northeast	1/90	TransCanada Pipeline	GH-5-89	Gas Export Markets
Independent Petroleum Association of Canada	1/92	Interprovincial Pipeline, Inc.	RH-2-91	Pipeline Valuation, Toll
The Canadian Association of Petroleum Producers	11/93	Trans Mountain Pipeline	RH-1-93	Cost of Capital
Alliance Pipeline LP	6/97	Alliance Pipeline LP	GH-3-97	Market Study
Maritimes & Northeast Pipeline	97	Sable Offshore Energy Project	GH-6-96	Market Study
Maritimes & Northeast Pipeline	2/02	Maritimes & Northeast Pipeline	GH-3-2002	Natural Gas Demand Analysis
TransCanada Pipelines	8/04	TransCanada Pipelines	RH-3-2004	Toll Design
Brunswick Pipeline	5/06	Brunswick Pipeline	GH-1-2006	Market Study
TransCanada Pipelines Ltd.	12/06 4/07	TransCanada Pipelines Ltd.: Gros Cacouna Receipt Point Application	RH-1-2007	Toll Design
Repsol Energy Canada Ltd	3/08	Repsol Energy Canada Ltd	GH-1-2008	Market Study

Concentric Energy Advisors | Pg. 21

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Maritimes & Northeast Pipeline	7/10	Maritimes & Northeast Pipeline	RH-4-2010	Regulatory Policy, Toll Development
TransCanada Pipelines Ltd	9/11 5/12	TransCanada Pipelines Ltd.	RH-3-2011	Business Services and Tolls Application
Trans Mountain Pipeline LLC	6/12 1/13	Trans Mountain Pipeline LLC	RH-001-2012	Toll Design
TransCanada Pipelines Ltd	8/13	TransCanada Pipelines Ltd	RE-001-2013	Toll Design
NOVA Gas Transmission Ltd	11/13	NOVA Gas Transmission Ltd	OF-Fac-Gas-N081-2013-10 01	Toll Design
Trans Mountain Pipeline LLC	12/13	Trans Mountain Pipeline LLC	OF-Fac-Oil-T260-2013-03 01	Economic and Financial Feasibility, Project Benefits
Energy East Pipeline Ltd.	10/14	Energy East Pipeline	Of-Fac-Oil-E266- 2014-01 02	Economic and Financial Feasibility, Project Benefits
NOVA Gas Transmission Ltd	5/16	NOVA Gas Transmission Ltd	GH-003-2015	Certificate of Public Convenience and Necessity
TransCanada PipeLines Limited	4/17 9/17	TransCanada PipeLines Limited	RH-003-2017	Public Interest, Toll Design
NOVA Gas Transmission Ltd	10/17	NOVA Gas Transmission Ltd	MH-031-2017	Toll Design
NOVA Gas Transmission Ltd	3/19 11/19	NOVA Gas Transmission Ltd	RH-001-2019	Tolling Changes
Enbridge Pipelines Inc.	12/19 6/20 8/20 4/21	Enbridge Pipelines Inc.	RH-001-2020	Market and Scarcity Conditions; Reasonableness of Tolls, Terms, and Conditions; Public Interest; Open Season Process
NOVA Gas Transmission LTD.	5/21 12/21	NOVA Gas Transmission LTD.	RH-001-2021	Toll Design

Concentric Energy Advisors | Pg. 22

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
TransCanada Keystone Pipeline GP Ltd South Bow GP LTD (2024 filing)	6/22 10/24	TransCanada Keystone Pipeline Limited Partnership by its General Partner TransCanada Keystone Pipeline GP Ltd	RH-005-2020	Toll Design
CNOOC Marketing Canada	8/22	CNOOC Marketing Canada Ltd	RH-001-2022	Open-Access Issues
Trans Mountain Pipeline ULC	12/23 07/25	Trans Mountain Pipeline ULC as general partner of Trans Mountain Pipeline L.P.	RH-002-2023	Pipeline Tolling; Prudence
Nova Gas Transmission LTD	12/23	Nova Gas Transmission LTD	RH-003-2023	Toll Design
Pouce Coupe Pipeline LTD	6/25	Pouce Coupe Pipeline LTD	OH-001-2024	Negotiated Tolls; Market Power
New Brunswick Energy and Utilities Board
Atlantic Wallboard/JD Irving Co	1/08	Enbridge Gas New Brunswick	MCTN #298600	Rate Setting for EGNB
Atlantic Wallboard/Flakeboard	9/09 6/10 7/10	Enbridge Gas New Brunswick	NBEUB 2009-017	Rate Setting for EGNB
Atlantic Wallboard/Flakeboard	1/14	Enbridge Gas New Brunswick	NBEUB Matter 225	Rate Setting for EGNB
New Hampshire Public Utilities Commission
Bus & Industry Association	6/89	P.S. Co. of New Hampshire	DR89-091	Fuel Costs
Bus & Industry Association	5/90	Northeast Utilities	DR89-244	Merger & Acquisition Issues
Eastern Utilities Associates	6/90	Eastern Utilities Associates	DF89-085	Merger & Acquisition Issues

Concentric Energy Advisors | Pg. 23

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
EnergyNorth Natural Gas	12/90	EnergyNorth Natural Gas	DE90-166	Gas Purchasing Practices
EnergyNorth Natural Gas	7/90	EnergyNorth Natural Gas	DR90-187	Special Contracts, Discounted Rates
Northern Utilities, Inc.	12/91	Commission Investigation	DR91-172	Generic Discounted Rates
Public Service Co. of New Hampshire	7/14	Public Service Co. of NH	DE 11-250	Prudence
Public Service Co. of New Hampshire	7/15 11/15	Public Service Co. of NH	14-238	Restructuring and Rate Stabilization
New Jersey Board of Public Utilities
Hilton/Golden Nugget	12/83	Atlantic Electric	BPU 832-154	Line Extension Policies
Golden Nugget	3/87	Atlantic Electric	BPU 837-658	Line Extension Policies
New Jersey Natural Gas	2/89	New Jersey Natural Gas	BPU GR89030335J	Cost Allocation, Rate Design
New Jersey Natural Gas	1/91	New Jersey Natural Gas	BPU GR90080786J	Cost Allocation, Rate Design
New Jersey Natural Gas	8/91	New Jersey Natural Gas	BPU GR91081393J	Rate Design, Weather Normalization Clause
New Jersey Natural Gas	4/93	New Jersey Natural Gas	BPU GR93040114J	Cost Allocation, Rate Design
South Jersey Gas	4/94	South Jersey Gas	BRC Dock No. GR080334	Revised Levelized Gas Adjustment
New Jersey Utilities Association	9/96	Commission Investigation	BPU AX96070530	PBOP Cost Recovery
Morris Energy Group	11/09	Public Service Electric & Gas	BPU GR 09050422	Discriminatory Rates
New Jersey American Water Co.	4/10	New Jersey American Water Co.	BPU WR 1040260	Tariff Rates and Revisions

Concentric Energy Advisors | Pg. 24

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Electric Customer Group	1/11	Generic Stakeholder Proceeding	BPU GR10100761 ER10100762	Natural Gas Ratemaking Standards and Pricing
New Mexico Public Regulation Commission
Gas Company of New Mexico	11/83	Public Service Co. of New Mexico	1835	Cost Allocation, Rate Design
Southwestern Public Service Co., New Mexico	12/12	SPS New Mexico	12-00350-UT	Rate Case, Return on Equity
PNM Resources	12/13 10/14 12/14	Public Service Co. of New Mexico	13-00390-UT	Nuclear Valuation, In Support of Stipulation
New Mexico Gas Company	12/22 11/23	New Mexico Gas Company	22-00309-UT	Certificate of Need for LNG Storage Facility
New Mexico Gas Company	5/25	New Mexico Gas Company and Saturn Utilities Holdco LLC	24-00266-UT	Merger Approval
New York State Public Service Commission
Iroquois Gas Transmission	12/86	Iroquois Gas Transmission System	70363	Gas Markets
Brooklyn Union Gas Company	8/95	Brooklyn Union Gas Company	95-6-0761	Panel on Industry Directions
Central Hudson, ConEdison, and Niagara Mohawk	9/00	Central Hudson, ConEdison, and Niagara Mohawk	96-E-0909 96-E-0897 94-E-0098 94-E-0099	Section 70, Approval of New Facilities
Central Hudson, New York State Electric & Gas, Rochester Gas & Electric	5/01	Joint Petition of NMPC, NYSEG, RG&E, Central Hudson, Constellation, and Nine Mile Point	01-E-0011	Section 70, Rebuttal Testimony

Concentric Energy Advisors | Pg. 25

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Rochester Gas & Electric	12/03	Rochester Gas & Electric	03-E-1231	Sale of Nuclear Plant
Rochester Gas & Electric	1/04	Rochester Gas & Electric	03-E-0765 02-E-0198 03-E-0766	Sale of Nuclear Plant; Ratemaking Treatment of Sale
Rochester Gas and Electric and NY State Electric & Gas Corp	2/10	Rochester Gas & Electric NY State Electric & Gas Corp	09-E-0715 09-E-0716 09-E-0717 09-E-0718	Depreciation Policy
National Fuel Gas Corporation	9/16 9/16	National Fuel Gas Corporation	16-G-0257	Ring-fencing Policy
NextEra Energy Transmission New York	8/18	NextEra Energy Transmission New York	18-T-0499	Certificate of Need for Transmission Line, Vertical Market Power
NextEra Energy Transmission New York	2/19 8/19	NextEra Energy Transmission New York	18-E-0765	Certificate of Need for Transmission Line, Vertical Market Power
North Carolina Public Utilities Commission
Enbridge Parrot Holdings LLC	11/23	Enbridge Parrot Holdings LLC	G-5 SUB 667	Merger Approval, Market Power
Nova Scotia Utility and Review Board
Nova Scotia Power	9/12	Nova Scotia Power	P-893	Audit Reply
Nova Scotia Power	8/14	Nova Scotia Power	P-887	Audit Reply
Nova Scotia Power	5/16	Nova Scotia Power	2017-2019 Fuel Stability Plan	Used and Useful Ratemaking
NSP Maritime Link (“NSPML”)	12/16 2/17 5/17	NSP Maritime Link (“NSPML”)	M07718 NSPML Interim Cost Assessment Application	Used and Useful Ratemaking

Concentric Energy Advisors | Pg. 26

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
NSP Maritime Link (“NSPML”)	10/19	NSP Maritime Link (“NSPML”)	M09277 NSPML 2020 Interim Assessment Application	Recovery of Depreciation and Return, Costs and Customer Benefits, Debt Service Coverage Ratio
Nova Scotia Power	2/21	Nova Scotia Power	M10013 Annapolis Tidal Generation Station Retirement: Request for Accounting Treatment and Net Book Value Recovery	Generation Plant Cost Recovery
NSP Maritime Link (“NSPML”)	8/21	NSP Maritime Link (“NSPML”)	M10206 NSPML Final Cost Assessment Application	Prudence Review
Nova Scotia Power	1/22 8/22	Nova Scotia Power	M10431 2022-2024 General Rate Application	Decarbonization Policy, Recovery of Energy Transition Costs
NSP Maritime Link (“NSPML”)	6/23	NSP Maritime Link (“NSPML”)	M11009 Holdback Proceeding	Ratemaking Treatment of Transmission Project Costs
Nova Scotia Power	9/24 5/25	Nova Scotia Power	M11150 Appeal of Minister’s Decision pursuant to s. 48 of the Renewable Electricity Regulations made under s. 5 of the Electricity Act	Renewable Energy Standard Compliance
Oklahoma Corporation Commission
Oklahoma Natural Gas Company	6/98	Oklahoma Natural Gas Company	PUD 980000177	Storage Issues
Oklahoma Gas & Electric Company	5/05 9/05	Oklahoma Gas & Electric Company	PUD 200500151	Prudence of McLain Acquisition

Concentric Energy Advisors | Pg. 27

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Oklahoma Gas & Electric Company	3/08	Oklahoma Gas & Electric Company	PUD 200800086	Acquisition of Redbud Generating Facility
Oklahoma Gas & Electric Company	8/14 1/15	Oklahoma Gas & Electric Company	PUD 201400229	Integrated Resource Plan
Ontario Energy Board
Market Hub Partners Canada, LP	5/06	Natural Gas Electric Interface Roundtable	File No. EB-2005- 0551	Market-based Rates for Storage
Ontario Power Generation	9/13 2/14 5/14	Ontario Power Generation	EB-2013-0321	Prudence Review of Nuclear Project Management Processes
Oregon Public Utilities Commission
Hydro One Limited and Avista Corporation	8/18 10/18	Hydro One Limited and Avista Corporation	UM 1897	Reasonableness and Sufficiency of the Governance, Bankruptcy, and Financial Ring- Fencing Stipulated Settlement Commitments
Pennsylvania Public Utility Commission
ATOC	4/95	Equitrans	R-00943272	Rate Design, Unbundling
ATOC	3/96 4/96	Equitrans	P-00940886	Rate Design, Unbundling
Rhode Island Public Utilities Commission
Newport Electric	7/81	Newport Electric	1599	Rate Attrition
South County Gas	9/82	South County Gas	1671	Cost of Capital
New England Energy Group	7/86	Providence Gas Company	1844	Cost Allocation, Rate Design
Providence Gas	8/88	Providence Gas Company	1914	Load Forecast, Least- Cost Planning

Concentric Energy Advisors | Pg. 28

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Providence Gas Company and The Valley Gas Company	1/01 3/02	Providence Gas Company and The Valley Gas Company	1673 1736	Gas Cost Mitigation Strategy
The New England Gas Company	3/03	New England Gas Company	3459	Cost of Capital
PPL Corporation and PPL Rhode Island Holdings, LLC	11/21	PPL Corporation, PPL Rhode Island Holdings, LLC, National Grid USA, and The Narragansett Electric Company	21-09	Merger Approval Issues
Texas Public Utility Commission
Southwestern Electric	5/83	Southwestern Electric	-	Cost of Capital, CWIP
P.U.C. General Counsel	11/90	Texas Utilities Electric Company	9300	Gas Purchasing Practices, Prudence
Oncor Electric Delivery Company	8/07	Oncor Electric Delivery Company	34040	Regulatory Policy, Rate of Return, Return of Capital, and Consolidated Tax Adjustment
Oncor Electric Delivery Company	6/08	Oncor Electric Delivery Company	35717	Regulatory policy
Oncor Electric Delivery Company	10/08 11/08	Oncor, TCC, TNC, ETT, LCRA TSC, Sharyland, STEC, TNMP	35665	Competitive Renewable Energy Zone
CenterPoint Energy	6/10 10/10	CenterPoint Energy/Houston Electric	38339	Regulatory Policy, Risk, Consolidated Taxes
Oncor Electric Delivery Company	1/11	Oncor Electric Delivery Company	38929	Regulatory Policy, Risk
Cross Texas Transmission	8/12 11/12	Cross Texas Transmission	40604	Return on Equity
Southwestern Public Service	11/12	Southwestern Public Service	40824	Return on Equity

Concentric Energy Advisors | Pg. 29

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Lone Star Transmission	5/14	Lone Star Transmission	42469	Return on Equity, Debt, Cost of Capital
CenterPoint Energy Houston Electric, LLC	6/15	CenterPoint Energy Houston Electric, LLC	44572	Distribution Cost Recovery Factor
NextEra Energy, Inc.	10/16 2/17	Oncor Electric Delivery Company LLC, NextEra Energy	46238	Merger Application, Ring-fencing, Affiliate Interest, Code of Conduct
CenterPoint Energy Houston Electric, LLC	4/19 6/19	CenterPoint Energy Houston Electric, LLC	49421	Incentive Compensation
Sun Jupiter Holdings LLC and IIF US Holding 2 LP	11/19	Sun Jupiter Holdings LLC and IIF US Holding 2 LP Acquisition of El Paso Electric Company	49849	Public Interest Standard, Ring- fencing, Regulatory Commitments, Rate Credit and Economic Considerations, Ownership and Governance Post- closing, Tax Matters
Texas-New Mexico Power Company and Avangrid, Inc. and NM Green Holdings, Inc.	3/21	Texas-New Mexico Power Company and Avangrid, Inc. and NM Green Holdings, Inc.	51547	Merger Approval Conditions
Texas Railroad Commission
Western Gas Interstate Company	1/85	Southern Union Gas Company	5238	Cost of Service
Atmos Pipeline Texas	9/10 1/11	Atmos Pipeline Texas	GUD 10000	Ratemaking Policy, Risk
Atmos Pipeline Texas	1/17 4/17	Atmos Pipeline Texas	GUD 10580	Ratemaking Policy, Return on Equity, Rate Design Policy
Atmos Pipeline Texas	5/23 9/23	Atmos Pipeline Texas	GUD 13758	Gas Pipeline Risk Evaluation

Concentric Energy Advisors | Pg. 30

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Texas State Legislature
CenterPoint Energy	4/13	Association of Electric Companies of Texas	SB 1364	Consolidated Tax Adjustment Clause Legislation
Utah Public Service Commission
AMAX Magnesium	1/88	Mountain Fuel Supply Company	86-057-07	Cost Allocation, Rate Design
AMAX Magnesium	4/88	Utah P&L/Pacific P&L	87-035-27	Merger & Acquisition
Utah Industrial Group	7/90 8/90	Mountain Fuel Supply	89-057-15	Gas Transportation Rates
AMAX Magnesium	9/90	Utah Power & Light	89-035-06	Energy Balancing Account
AMAX Magnesium	8/90	Utah Power & Light	90-035-06	Electric Service Priorities
Questar Gas Company	12/07	Questar Gas Company	07-057-13	Benchmarking in Support of ROE
Vermont Public Service Board
Green Mountain Power	8/82	Green Mountain Power	4570	Rate Attrition
Green Mountain Power	12/97	Green Mountain Power	5983	Cost of Service
Green Mountain Power	7/98 9/00	Green Mountain Power	6107	Rate Development
Virginia Corporation Commission
Virginia Electric and Power Company d/b/a Dominion Energy Virginia	3/21 5/21 10/21	Virginia Electric and Power Company d/b/a Dominion Energy Virginia	PUR-2021-00058	Regulatory Policy
Virginia Electric and Power Company d/b/a Dominion Energy Virginia	7/23 8/23	Virginia Electric and Power Company d/b/a Dominion Energy Virginia	PUR-2023-00112	Securitization of Fuel Costs

Concentric Energy Advisors | Pg. 31

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Washington Utilities and Transportation Commission
Hydro One Limited and Avista Corporation	9/18	Hydro One Limited and Avista Corporation	U-170970	Reasonableness and Sufficiency of the Governance, Bankruptcy, and Financial Ring- Fencing Stipulated Settlement Commitments
Wisconsin Public Service Commission
WEC & WICOR	11/99	WEC	9401-YO-100 9402-YO-101	Merger Approval to Acquire the Stock of WICOR
Wisconsin Electric Power Company	1/07	Wisconsin Electric Power Co.	6630-EI-113	Sale of Nuclear Plant
Wisconsin Electric Power Company	10/09	Wisconsin Electric Power Co.	6630-CE-302	CPCN Application for Wind Project
Northern States Power Wisconsin	10/13	Xcel Energy (dba Northern States Power Wisconsin)	4220-UR-119	Fuel Cost Adjustments
Wisconsin Electric Power Company	11/13	Wisconsin Electric Power Co.	6630-FR-104	Fuel Cost Adjustment
Wisconsin Gas LLC	5/14	Wisconsin Gas LLC	6650-CG-233	Gas Line Expansion, Reasonableness
WE Energy	8/14 1/15 3/15	WE Energy/Integrys	9400-YO-100	Merger Approval
Wisconsin Public Service Corporation	1/19	Madison Gas and Electric Company and Wisconsin Public Service Corporation	5-BS-228	Evaluation of Models Used in Resource Investment Decisions

Concentric Energy Advisors | Pg. 32

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
American Arbitration Association
Michael Polsky	3/91	M. Polsky vs. Indeck Energy	-	Corporate Valuation, Damages
ProGas Limited	7/92	ProGas Limited v. Texas Eastern	-	Gas Contract Arbitration
Attala Generating Company	12/03	Attala Generating Co v. Attala Energy Co.	16-Y-198-00228-03	Power Project Valuation, Breach of Contract, Damages
Nevada Power Company	4/08	Nevada Power v. Nevada Cogeneration Assoc. #2	-	Power Purchase Agreement
Sensata Technologies, Inc./EMS Engineered Materials Solutions, LLC	1/11	Sensata Technologies, Inc./EMS Engineered Materials Solutions, LLC v. Pepco Energy Services	11-198-Y-00848-10	Change in Usage Dispute, Damages
Sandy Creek Energy Associates, LP	9/17	Sandy Creek Energy Associates, LP vs. Lower Colorado River Authority	01-16-0002-6892	Power Purchase Agreement, Analysis of Damages
Dynegy Midwest Generation, LLC	1/21 2/21	BNSF Railway Company and Norfolk Southern Railway Company v. Dynegy Midwest Generation, LLC	01-18-0001-3283	Electric Generation Asset Management
Bermuda Supreme Court, Civil Jurisdiction
Bermuda Electric Light Company Limited	12/22 1/23	Bermuda Electric Light Company Limited v. The Regulatory Authority of Bermuda	2022: NO. 97	Ratemaking Practices and Policy

Concentric Energy Advisors | Pg. 33

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Canadian Arbitration Panel
Hydro-Québec	4/15 5/16 7/16	Hydro-Fraser et al v. Hydro-Québec	-	Electric Price Arbitration
Commonwealth of Massachusetts, Appellate Tax Board
NStar Electric Company	8/14	NStar Electric Company	F316346 F319254	Valuation Methodology
Western Massachusetts Electric Company	2/16	Western Massachusetts Electric Company v. Board of Assessors of The City of Springfield	315550 319349	Valuation Methodology
Commonwealth of Massachusetts, Suffolk Superior Court
John Hancock	1/84	Trinity Church v. John Hancock	C.A. No. 4452	Damages Quantification
Court of Common Pleas of Philadelphia County, Civil Division
Sunoco Marketing & Terminals LP	11/16	Sunoco Marketing & Terminals, LP v. South Jersey Resources Group	150302520	Damages Quantification
District of Columbia, Committee on Consumer and Regulatory Affairs
Potomac Electric Power Co.	7/99	Potomac Electric Power Co.	Bill 13-284	Utility Restructuring
Illinois Appellate Court, Fifth Division
Norweb, PLC	8/02	Indeck North America v. Norweb	97 CH 07291	Breach of Contract, Power Plant Valuation
Independent Arbitration Panel
Alberta Northeast Gas Limited	2/98	ProGas Ltd., Canadian Forest Oil Ltd., AEC Oil & Gas	-
Ocean State Power	9/02	Ocean State Power vs. ProGas Ltd.	2001/2002 Arbitration	Gas Price Arbitration

Concentric Energy Advisors | Pg. 34

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Ocean State Power	2/03	Ocean State Power vs. ProGas Ltd.	2002/2003 Arbitration	Gas Price Arbitration
Ocean State Power	6/04	Ocean State Power vs. ProGas Ltd.	2003/2004 Arbitration	Gas Price Arbitration
Shell Canada Limited	7/05	Shell Canada Limited and Nova Scotia Power Inc.	-	Gas Contract Price Arbitration
International Chamber of Commerce
Senvion GmbH	4/17	Senvion GmbH v. EDF Renewable Energy, Inc.	01-15-0005-4590	Breach-Related Damages, Unfair Competition, Unjust Enrichment
Senvion GmbH	9/17	Senvion GmbH v. EEN CA Lac Alfred Limited Partnership, et al.	21535	Breach-Related Damages
Senvion GmbH	12/17	Senvion GmbH v. EEN CA Massif du Sud Limited Partnership, et al.	21536	Breach-Related Damages
EDF Inc.	3/21	Exelon Generating Company, LLC v. EDF Inc.	25479/MK	Valuation of Nuclear Power Plants
International Court of Arbitration
Wisconsin Gas Company, Inc.	2/97	Wisconsin Gas Co. vs. Pan-Alberta	9322/CK	Contract Arbitration
Minnegasco, A Division of NorAm Energy Corp.	3/97	Minnegasco vs. Pan- Alberta	9357/CK	Contract Arbitration
Utilicorp United Inc.	4/97	Utilicorp vs. Pan- Alberta	9373/CK	Contract Arbitration
IES Utilities	97	IES vs. Pan-Alberta	9374/CK	Contract Arbitration

Concentric Energy Advisors | Pg. 35

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Mitsubishi Heavy Industries, Ltd., and Mitsubishi Nuclear Energy Systems, Inc.	12/15 2/16	Southern California Edison Company, Edison Material Supply LLC, San Diego Gas & Electric Co., and the City of Riverside vs. Mitsubishi Heavy Industries, Ltd., and Mitsubishi Nuclear Energy Systems, Inc.	19784/AGF/RD	Damages Arising Under a Nuclear Power Equipment Contract
Province of Alberta, Court of Queen’s Bench
Alberta Northeast Gas Limited	5/07	Cargill Gas Marketing Ltd. vs. Alberta Northeast Gas Limited	Action No. 0501- 03291	Gas Contracting Practices
Quebec Superior Court, District of Gaspé
Senvion Canada and Senvion GmbH	2/19	Senvion Canada and Senvion GmbH v. Suspendem Rope Access	-	Breach-Related Damages, Reimbursement of Liquidated Damages, Reimbursement of Scheduled Maintenance Penalties
State of Delaware, Court of Chancery, New Castle County
Wilmington Trust Company	11/05	Calpine Corporation vs. Bank of New York and Wilmington Trust Company	C.A. No. 1669-N	Bond Indenture Covenants
State of New Jersey, Mercer County Superior Court
Transamerica Corp., et al.	7/07 10/07	IMO Industries Inc. vs. Transamerica Corp., et al.	L-2140-03	Breach-Related Damages, Enterprise Value

Concentric Energy Advisors | Pg. 36

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
State of New York, Nassau County Supreme Court
Steel Los III, LP	6/08	Steel Los II, LP & Associated Brook, Corp v. Power Authority of State of NY	Index No. 5662/05	Property Seizure
State of New Hampshire, Board of Tax and Land Appeals
Public Service Company of New Hampshire d/b/a Eversource Energy	11/18	Appeal of Public Service Company of New Hampshire d/b/a Eversource Energy	28873-14-15-16- 17PT	Valuation of Transmission and Distribution Assets
State of New Hampshire, Judicial Court-Rockingham Superior Court
Public Service Company of New Hampshire d/b/a Eversource Energy	10/18	Public Service Company of New Hampshire d/b/a Eversource Energy v. City of Portsmouth	218-2016-CV-00899 218-2017-CV-00917	Valuation of Transmission and Distribution Assets
State of New Hampshire, Superior Court-Merrimack County
Public Service Company of New Hampshire d/b/a Eversource Energy	3/18	Public Service Company of New Hampshire d/b/a Eversource Energy v. Town of Bow	217-2015-CV-00469 217-2016-CV-00474 217-2017-CV-00422	Valuation of Transmission and Distribution Assets

Concentric Energy Advisors | Pg. 37

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
State of North Dakota, District Court-South Central Judicial District, Morton County
Greenpeace International; Greenpeace, Inc.; and Greenpeace Fund (“Greenpeace”)	1/24 3/24	Energy Transfer LP (formerly known as Energy Transfer Equity, L.P.); Energy Transfer Operating, L.P. (formerly known as Energy Transfer Partners, L.P.); and Dakota Access LLC v. Greenpeace International (also known as "Stichting Greenpeace Council"); Greenpeace, Inc.; Greenpeace Fund, Inc.; Red Warrior Society (also known as "Red Warrior Camp"); Cody Hall; Krystal Two Bulls; and Charles Brown	30-2019-CV-00180	Oil Pipeline Financing Process
State of Rhode Island, Providence City Court
Aquidneck Energy	5/87	Laroche vs. Newport	-	Least-Cost Planning
State of Texas, Hutchinson County Court
Western Gas Interstate	5/85	State of Texas vs. Western Gas Interstate Co.	14,843	Cost of Service
State of Utah, Third District Court
PacifiCorp & Holme, Roberts & Owen, LLP	1/07	USA Power & Spring Canyon Energy vs. PacifiCorp. et al.	Civil No. 050903412	Breach-Related Damages
U.S. Bankruptcy Court, New Hampshire District
EUA Power Corporation	7/92	EUA Power Corporation	BK-91-10525-JEY	Pre-Petition Solvency

Concentric Energy Advisors | Pg. 38

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
U.S. Bankruptcy Court, New Jersey District
Ponderosa Pine Energy Partners, Ltd.	7/05	Ponderosa Pine Energy Partners, Ltd.	05-21444	Forward Contract Bankruptcy Treatment
U.S. Bankruptcy Court, New York Northern District
Cayuga Energy, NYSEG Solutions, The Energy Network	09/09	Cayuga Energy, NYSEG Solutions, The Energy Network	06-60073-6-sdg	Going Concern
U.S. Bankruptcy Court, New York Southern District
Johns Manville	5/04	Enron Energy Mktg. v. Johns Manville; Enron No. America v. Johns Manville	01-16034 (AJG)	Breach of Contract, Damages
U.S. Bankruptcy Court, Texas Northern District
Southern Maryland Electric Cooperative, Inc., and Potomac Electric Power Company	11/04	Mirant Corporation, et al. v. SMECO	03-4659; Adversary No. 04-4073	PPA Interpretation, Leasing
U.S. Bankruptcy Court, Texas Southern District
Ultra Petroleum Corp. et al.	3/17	Ultra Petroleum Corp. et al.	16-32202 (MI)	Valuation
Alta Mesa Resources, Inc., et al., (Debtors)	8/23 11/23	David Dunn, as Trustee of the AMH Litigation Trust, v. Harlan H. Chappelle, Michael E. Ellis, Tim J. Turner	Case No. 19-35133	Reasonable Conduct
U.S. Court of Federal Claims
Boston Edison Company	7/06 11/06	Boston Edison Company v. United States	99-447C 03-2626C	Spent Nuclear Fuel Breach, Damages
Consolidated Edison Company	7/07	Consolidated Edison Company	06-305T	Evaluation of Lease Purchase Option

Concentric Energy Advisors | Pg. 39

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Consolidated Edison Company	2/08 6/08	Consolidated Edison Company v. United States	04-0033C	Spent Nuclear Fuel Breach, Damages
Vermont Yankee Nuclear Power Corporation	6/08	Vermont Yankee Nuclear Power Corporation v. United States	03-2663C	Spent Nuclear Fuel Breach, Damages
Virginia Electric and Power Company d/b/a Dominion Virginia Power	3/19	Virginia Electric and Power Company d/b/a Dominion Virginia Power v. United States	17-464C	Double Recovery, Cost Recovery of Infrastructure Improvements
Boston Edison Company	3/23	Boston Edison Company v. United States	20-529C, 22-771C (Consolidated)	Spent Nuclear Fuel Damages
U. S. District Court, California, Northern
Pacific Gas & Electric Co./PGT PG&E/PGT Pipeline Exp. Project	4/97	Norcen Energy Resources Limited	C94-0911 VRW	Fraud Claim
U. S. District Court, Colorado, Boulder County
KN Energy, Inc.	3/93	KN Energy vs. Colorado GasMark, Inc.	92 CV 1474	Gas Contract Interpretation
U.S. District Court, Colorado, Garfield County
Questar Corporation, et al.	11/00	Questar Corporation, et al.	00CV129-A	Partnership Fiduciary Duties
U. S. District Court, Connecticut
Constellation Power Source, Inc.	12/04	Constellation Power Source, Inc. v. Select Energy, Inc.	Civil Action 304 CV 983 (RNC)	ISO Structure, Breach of Contract

Concentric Energy Advisors | Pg. 40

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
U.S. District Court, Illinois, Northern District, Eastern Division
U.S. Securities and Exchange Commission	4/12	U.S. Securities and Exchange Commission v. Thomas Fisher, Kathleen Halloran, and George Behrens	07 C 4483	Prudence, PBR
U. S. District Court, Maine
ACEC Maine, Inc. et al.	10/91	CIT Financial vs. ACEC Maine	90-0304-B	Project Valuation
Combustion Engineering	1/92	Combustion Eng. vs. Miller Hydro	89-0168P	Output Modeling, Project Valuation
U. S. District Court, Massachusetts
Eastern Utilities Associates & Donald F. Pardus	3/94	NECO Enterprises Inc. vs. Eastern Utilities Associates	Civil Action No. 92- 10355-RCL	Seabrook Power Sales
U. S. District Court, Montana
KN Energy, Inc.	9/92	KN Energy v. Freeport MacMoRan	CV 91-40-BLG-RWA	Gas Contract Settlement
U.S. District Court, New Hampshire
Portland Natural Gas Transmission and Maritimes & Northeast Pipeline	9/03	Public Service Company of New Hampshire vs. PNGTS and M&NE Pipeline	C-02-105-B	Impairment of Electric Transmission Right- of-Way
U. S. District Court, New York Southern District
Central Hudson Gas & Electric	11/99 8/00	Central Hudson v. Riverkeeper, Inc., Robert H. Boyle, John J. Cronin	Civil Action 99 Civ 2536 (BDP)	Electric Restructuring, Environmental Impacts
Consolidated Edison	3/02	Consolidated Edison v. Northeast Utilities	Case No. 01 Civ. 1893 (JGK) (HP)	Industry Standards for Due Diligence

Concentric Energy Advisors | Pg. 41

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 1

Expert Testimony of John J. Reed Regulatory Agencies

SPONSOR	DATE	CASE/APPLICANT	DOCKET NO.	SUBJECT
Merrill Lynch & Company	1/05	Merrill Lynch v. Allegheny Energy, Inc.	Civil Action 02 CV 7689 (HB)	Due Diligence, Breach of Contract, Damages
U.S. District Court, South Carolina
Toshiba Corporation	4/20	Lightsey v. Toshiba Corp.	Action No. 9:18-cv- 190	Project Delays and Cost Overruns Analyses
U. S. District Court, Virginia Eastern District
Aquila, Inc.	1/05 2/05	VPEM v. Aquila, Inc.	Civil Action 304 CV 411	Breach of Contract, Damages
U. S. District Court, Virginia Western District
Washington Gas Light Company	8/15 9/15	Washington Gas Light Company v. Mountaineer Gas Company	Civil Action No. 5:14- cv-41	Nominations and Gas Balancing, Lost and Unaccounted for Gas, Damages
U.S. Securities and Exchange Commission
Eastern Utilities Association	10/92	EUA Power Corporation	File No. 70-8034	Value of EUA Power
U.S. Tax Court, Illinois
Exelon Corporation	4/15 6/15	Exelon Corporation, as Successor by Merger to Unicom Corporation and Subsidiaries et al. v. Commission of Internal Revenue	29183-13 29184-13	Valuation of Analysis of Lease Terms and Quantify Plant Values

Concentric Energy Advisors | Pg. 42

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 2

NEE Fleet WANO-AC Performance Index Industry Large Fleet 12-Month Average

12-Month Average
NextEra Energy
Fleet A
Fleet B
Fleet C
Fleet D
Fleet E
Fleet F
Fleet G
98.08
95.75
93.76
93.29
89.35
89.04
84.81
84.39
75.00
80.00
85.00
90.00
95.00
100.00

Proprietary & Confidential

Joint Petitioners Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 3

Company Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 4

Merger Ring-Fencing Commitments
Merger / Jurisdiction	Transaction Completed Date	Majority Independent or Separate Board	Dividend Restriction	Golden Share	Non-consolidation opinion	SPE	Citation of Order/ Settlement
EXHIBIT NOTE: This exhibit reviews mergers in states with utility merger or change-of-control approval requirements. Excludes Federal Energy Regulatory Commission (FERC) approvals.
National Fuel — Vectren Energy Delivery of Ohio	10/1/2026
OH		No	No	No	No	No	Public Utilities Commission of Ohio, Case No. 26-33-GA-UNC, Findings and Order 6/24/2026.
AES Ohio - BlackRock	9/17/2026
OH		No	No	No	No	No	Public Utilities Commission of Ohio, Case No. 26-435-EL-MER, Findings and Order 9/17/2026.
Bernhard — New Mexico Gas	8/12/2026
NM		✓	✓	No	No	No	New Mexico Public Regulation Commission, Docket No. 24-00266-UT, Final Order 7/30/2026, Revised Joint Application 7/3/2025.
Spire Inc. — Piedmont Natural Gas Company	3/31/2026
TN		No	No	No	No	No	Tennessee Public Utility Commission, Docket No. 25-00074, Order 6/2/2026.
GIP and Canada Pension Plan Investment Board — ALLETE	12/15/2025
MN		✓	✓	No	✓	No	Minnesota Public Utilities Commission, Docket No. E015/PA-24-198, Settlement 7/11/2025, as amended; Final Order 12/10/2025.
WI		No	✓	No	No	No	Public Service Commission of Wisconsin, Docket No. 5820-DR-100, Final Decision 6/3/2025, Stipulation 1/23/2025.
Unitil – Iberdrola / Maine Natural Gas	10/31/2025
ME		No	✓	No	No	No	State of Maine Public Utilities Commission, Docket No. 2025-00143, Final Order 9/12/2025, Stipulation 9/5/2025.
NorthWestern Energy Group — Energy West Montana Inc.	7/1/2025
MT		No	No	No	No	No	Public Service Commission of Montana, Docket No. 2024.08.088, Order 5/20/2025.
Bernhard – Entergy natural gas utilities	7/1/2025
LA		No	No	No	No	No	Louisiana Public Service Commission, Docket No. S-37079, Order 9/10/2024.
New Orleans		No	No	No	No	No	Council of the City of New Orleans, Resolution No. R-24-791, Order 12/19/2024.
CDPQ minority purchase of AES Ohio	4/4/2025
OH		No	No	No	No	No	Public Utilities Commission of Ohio, Case No.
Bernhard — CenterPoint natural gas utilities	3/31/2025
LA		No	No	No	No	No	Louisiana Public Service Commission, Docket No. S-37187, Order 12/17/2024.
MS		No	No	No	No	No	Mississippi Public Service Commission, Docket No. 2024-UA-42, Order 12/3/2024.

Concentric Energy Advisors, Inc.	1

Company Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 4

Merger Ring-Fencing Commitments
Merger / Jurisdiction	Transaction Completed Date	Majority Independent or Separate Board	Dividend Restriction	Golden Share	Non-consolidation opinion	SPE	Citation of Order/ Settlement
Unitil – Hope / Bangor Natural Gas	1/31/2025
ME		No	No	No	No	No	Maine Public Utilities Commission, Docket No. 2024-00174, Order 12/18/2024.
Enbridge – Dominion Energy Gas Utilities	10/1/2024
NC		No	✓	✓	No	No	North Carolina Utilities Commission, Settlement Agreement, Docket No. G-5, SUB 667, 5/29/2024.
OH		No	No	No	No	No	Public Utilities Commission of Ohio, Case No.
UT		No	✓	✓	No	No	Public Service Commission of Utah, Settlement Stipulation, Docket No. 23-057-16 3/21/2024.
WY		No	Nol	✓	No	No	Wyoming Public Service Commission, Docket No. 30010-218-GA-23 Record No. 17432, Order 5/8/2024.
Hope Gas - Multiple West Virginia gas utilities	10/2/2023
WV		No	No	No	No	No	Public Service Commission of West Virginia, Case No. 23-0264-G-PC, Commission Corrective Order 9/10/2024.
TriSummit - ENSTAR	3/1/2023
AK		No	No	No	No	No	The Regulatory Commission of Alaska, Docket No. U-22-032, Order No. 6 12/21/2022.
JPMorgan - South Jersey Industries	2/1/2023
NJ		✓	✓	No	✓	✓	New Jersey Board of Public Utilities, Docket No. GM22040270, Order on Stipulation of Settlement 1/25/2023.
Ullico – Hope Gas	8/31/2022
WV		No	No	No	No	No	West Virginia Public Service Commission, Case No. 22-0294-G-PC, Commission Order 8/19/2022.
Argo Infrastructure Partners - Corning Gas	7/6/2022
NY		No	✓	No	No	No	State of New York Public Service Commission, Docket No. 21-G-0260, Order 6/16/2022.
PA		No	No	No	No	No	Pennsylvania Public Utility Commission,
PPL Rhode Island - Narragansett Electric	5/25/2022
RI		No	No	No	No	No	Rhode Island Division of Public Utilities and Carriers, PPL Docket No. D-21-09, Corporation Report and Order, 02/23/2022.

Concentric Energy Advisors, Inc.	2

Company Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 4

Merger Ring-Fencing Commitments
Merger / Jurisdiction	Transaction Completed Date	Majority Independent or Separate Board	Dividend Restriction	Golden Share	Non-consolidation opinion	SPE	Citation of Order/ Settlement
Macquarie / OTPP Minority Purchase of Puget Sound Energy	2/22/2022
WA		No	✓	No	✓	✓	Washington Utilities and Transportation Commission, Docket No. U-210542, Order 1/27/2022.
Summit Utilities — CenterPoint Energy	1/11/2022
AR		No	✓	No	No	No	Arkansas Public Service Commission, Docket No. 21-060-U, Settlement Agreement 10/14/2021.
OK		No	No	No	No	No	Corporation Commission of the State of Oklahoma, Docket PUD 202100114, Order 11/16/2021.
Ullico Investment Advisors – Hearthstone Utilities Inc.	12/1/2021
ME		No	✓	No	No	No	State of Maine Public Utilities Commission, Docket No. 2021-00019, Final Order Approving Stipulation and Reorganization 7/28/2021
MT		No	✓	No	No	No	Montana Public Service Commission, Docket No. 2021.01.015, Stipulation and Settlement Agreement Attachment A, Order 11/5/2021
NC		No	✓	No	No	No	North Carolina Utilities Commission, Docket No. G-40, Sub 160, Order 11/22/2021
OH		No	✓	No	No	No	Public Utilities Commission of Ohio, Docket No. 21-93-GA-UNC, Final Order 8/25/2021.
UGI Corporation — Mountaineer Gas Company	9/1/2021
WV		No	No	No	No	No	Public Service Commission of West Virginia, Case No. 21-0043-G-PC, Order 8/25/2021.
Axium - UPPCO	6/3/2021
MI		No	No	No	No	No	Michigan Public Service Commission, Case No. U-20995, Order 5/26/2021.
Liberty — Blackstone Gas	10/13/2020
MA		No	No	No	No	No	Massachusetts Department of Public Utilities, Docket No. D.P.U. 20-03 Order 10/13/2020.
Eversource — Bay State Gas (NiSource)	10/7/2020
MA		No	No	No	No	No	Massachusetts Department of Public Utilities, Docket No. D.P.U. 20-59/D.P.U. 19-140/D.P.U. 19-141 Order. 10/7/2020.
Chesapeake Utilities — Elkton Gas	7/31/2020
MD		No	✓	No	No	No	Public Service Commission of Maryland, Case No. 9632. Order 5/29/2020.
JPMorgan — El Paso Electric	7/29/2020
TX		✓	✓	No	✓	✓	Public Utility Commission of Texas, Docket No. 49849, Final Order 1/28/2020.
NM		✓	✓	No	✓	✓	New Mexico Public Regulation Commission, Docket No. 19-00234-UT, Unopposed Amended Stipulation 3/18/2020.
Axium — WETT	7/27/2020
TX		No	✓	No	No	No	Public Utilities Commission of Texas, Docket No. 50584, Order 7/24/2020.
ENMAX — Emera Maine	3/24/2020
ME		No	✓	No	✓	No	Maine Public Utilities Commission, Docket No. 2019-00097, Revised Stipulation 3/11/2020.
Oncor — Sharyland Utilities	5/16/2019
TX		No	✓	No	✓	No	Texas Public Utilities Commission, Docket No. 48929, Order 5/9/2019.
CenterPoint Energy — Vectren	2/1/2019
OH		No	No	No	No	No	Ohio Public Utilities Commission, Case No. 18-1027-GA-UNC, Order 1/30/2019.
Dominion Energy — SCANA	1/1/2019
SC		No	No	No	No	No	The Public Service Commission of South Carolina, Docket Nos. 2017-207-E, 2017-305-E, and 2017-370-E, 12/21/2018.
NC		No	No	No	No	No	State of North Carolina Utilities Commission, Docket No. E-22 Sub 551, G-5 Sub 585, Order 11/19/2018.

Concentric Energy Advisors, Inc.	3

Company Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 4

Merger Ring-Fencing Commitments
Merger / Jurisdiction	Transaction Completed Date	Majority Independent or Separate Board	Dividend Restriction	Golden Share	Non-consolidation opinion	SPE	Citation of Order/ Settlement
AltaGas — WGL	7/6/2018
DC		✓	✓	✓	✓	✓	Public Service Commission of the District of Columbia, Case No. 1142, Order 6/29/2018.
MD		✓	✓	✓	✓	✓	Public Service Commission of Maryland, Case No. 9449, Order No. 88631, 4/4/2018.
VA		No	No	✓	No	✓	Commonwealth of Virginia State Corporation Commission, Case No. PUR-2017-00049, Final Order, 10/20/2017; Ring-Fencing Plan (Joint Petition, Exhibit 4), 4/24/2017.
South Jersey Industries — Elizabethtown Gas and Elkton Gas	7/1/2018
NJ		No	✓	No	No	No	New Jersey Board of Public Utilities, Docket No. GM17121309, Order 6/22/2018.
MD		No	✓	No	No	No	Public Service Commission of Maryland, Case No. 9475, Order No. 88718, 5/16/2018.
Great Plains Energy – Westar Energy	6/4/2018
MO		✓	✓	No	No2	No	Missouri Public Service Commission, Docket No. EM-2018-0012, Order 6/3/2018.
KS		✓	✓	No	No2	No	Kansas Corporation Commission, Docket No. 18-KCPE-095-MER, Final Order/Stipulation Agreement Attachment A 5/24/2018.
Sempra — Oncor	3/9/2018
TX		✓	✓	No	✓	No	Public Utility Commission of Texas, Docket No. 47675, Final Order 3/8/2018.
Peoples Natural Gas — Delta Natural Gas	9/20/2017
KY		No	✓	No	No	No	Kentucky Public Service Commission, Docket No. 2017-00125, Final Order 7/13/2017.

Concentric Energy Advisors, Inc.	4

Company Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 4

Merger Ring-Fencing Commitments
Merger / Jurisdiction	Transaction Completed Date	Majority Independent or Separate Board	Dividend Restriction	Golden Share	Non-consolidation opinion	SPE	Citation of Order/ Settlement
First Reserve — Gas Natural	8/4/2017
MT		No	✓	No	No	No	Montana Public Service Commission, Docket No. D2016.11.91, Final Order 6/29/2017; Ring-Fencing Provisions (Docket No. D2016.2.17), 4/13/2016.
OH		No	✓	No	No	No	Public Utilities Commission of Ohio, Case No. 16-2251-GA-UNC, Finding and Order 6/21/2017.
ME		No	✓	No	No	No	Maine Public Utilities Commission, Docket Nos. 2016-00282 and 2017-00096, Order Approving Stipulation 6/26/2017.
NC		No	✓	No	No	No	State of North Carolina Utilities Commission, G-40, SUB 136, Order 8/1/2017.
Algonquin/Empire District	1/1/2017
AR		No	✓	No	No	No	Arkansas Public Service Commission, Docket No. 16-013-U, Stipulation and Settlement Agreement 6/29/2016.
KS		No	✓	No	No2	No	Kansas State Corporation Commission, Docket No. 16-EPDE-410-ACQ, Order Granting Joint Motion to Approve the Unanimous Settlement Agreement, 12/22/2016; Unanimous Settlement Agreement (Exhibit A), 10/6/2016.
MO		✓	✓	No	No2	No	State of Missouri Public Service Commission, File No. EM-2016-0213, Final Order & Attachments 9/7/2016.
Fortis/ITC	10/14/2016
MO		No	No	No	No	No	State of Missouri Public Service Commission, File No. EM-2016-0212, Order 9/14/2016.
WI		No	No	No	No	No	Public Service Commission of Wisconsin, Docket No. 9400-YO-101, Final Decision 10/06/2016.
Duke/Piedmont Natural Gas	10/3/2016
NC		No	No	No	No	No	State of North Carolina Utilities Commission Docket No. E-2, Sub 1095, Final Order 9/29/2016.
TN		No	No	No	No	No	Tennessee Regulatory Authority, Docket No. 16-00006, Order 3/28/2016.
Dominion/Questar	9/16/2016
ID		No	No	No	No	No	Idaho Public Utilities Commission, Case No. QST-G-16-01, Order No. 33628, 10/19/2016.
UT		No	No1	✓	No	No	Public Service Commission of Utah, Docket No. 16-057-01, Order 9/14/2016.
WY		No	No	No	No	No	Public Service Commission of Wyoming,
Southern/AGL Resources	7/1/2016
GA		No	No	No	No	No	Georgia Public Service Commission, Docket No. 39971, Order 5/12/2016.
IL		No	No	No	No	No	Illinois Commerce Commission, Docket No. 15-0558, Order 6/7/2016.
MD		No	No	No	No	No	State of Maryland Public Service Commission, Case No. 9404, Order 3/31/2016.
NJ		No	✓	No	No	No	State of New Jersey Board of Public Utilities, Docket No. GM15101196, Order 6/29/2016.
VA		No	No	No	No	No	Commonwealth of Virginia State Corporation Commission, Case No. PUE-2015-00113, Final Order 2/23/2016.

Concentric Energy Advisors, Inc.	5

Company Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 4

Merger Ring-Fencing Commitments
Merger / Jurisdiction	Transaction Completed Date	Majority Independent or Separate Board	Dividend Restriction	Golden Share	Non-consolidation opinion	SPE	Citation of Order/ Settlement
Emera/TECO	7/1/2016
NM		✓	✓	No	No	No	New Mexico Public Regulation Commission, Case No. 15-00327-UT, Order, 6/22/2016, Stipulation 4/11/2016.
Macquarie/Cleco	4/13/2016
LA		✓	✓	✓	✓	No	Louisiana Public Service Commission, Docket No. U-33434, Order 4/7/2016.
Exelon/PEPCO	3/23/2016
DC		✓	✓	✓	✓	✓	Public Service Commission of the District of Columbia, FC 1119 Order No. 18148, 3/23/2016.
MD		No	✓	✓	✓	✓	Public Service Commission of Maryland, Case No. 9361, Order 5/15/2015.
DE		No	✓	✓	✓	✓	Public Service Commission of the State of Delaware, Docket No. 14-193, Order 6/2/2015, Settlement Agreement 4/7/2015.
NJ		No	✓	✓	✓	✓	State of New Jersey Board of Public Utilities, Docket No. EM14060581 Stipulation of Settlement, 1/7/2015, Order Approving Stipulation of Settlement 3/19/2015.
VA		No	No	No	No	No	Commonwealth of Virginia State Corporation Commission, Case No. PUE-2014-00048, Order Granting Approval 10/7/2014.

Concentric Energy Advisors, Inc.	6

Company Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 4

Merger Ring-Fencing Commitments
Merger / Jurisdiction	Transaction Completed Date	Majority Independent or Separate Board	Dividend Restriction	Golden Share	Non-consolidation opinion	SPE	Citation of Order/ Settlement
Black Hills/SourceGas	2/12/2016
AR		No	✓	No	No	No	Arkansas Public Service Commission, Docket No. 15-078-U, Stipulation and Settlement Agreement 12/15/2015.
CO		No	No	No	No	No	Colorado Public Utilities Commission, Proceeding No. 15A-0667G, Recommended Decision of Administrative Law Judge 1/22/2016.
NE		No	✓	No	No	No	Nebraska Public Service Commission, Application No. NG-0084, Order 1/26/2016.
Iberdrola / UIL	12/16/2015
CT		No	✓	✓	✓	✓	State of Connecticut Public Utilities Regulatory Authority, Docket No. 15-07-38, Revised Settlement Agreement 12/16/2015.
MA		No	✓	✓	✓	✓	Commonwealth of Massachusetts Department of Public Utilities, Docket No. D.P.U. 15-26, Settlement Agreement 10/19/2015.
WEC/Integrys	6/29/2015
IL		No	No	No	No	No	Illinois Commerce Commission, Case No. 14-0496, Order 6/24/2015.
MI		No	No	No	No	No	Michigan Public Service Commission, Case No. U-17682, 4/23/2015.
MN		No	No	No	No	No	Minnesota Public Utilities Commission, Docket No. G011/PA-14-664, Order 6/25/2015.
WI		No	No	No	No	No	Public Service Commission of Wisconsin, Case No. 9400-YO-100, Order 5/21/2015.
TECO/New Mexico Gas	9/2/2014
NM		No	✓	No	No	No	New Mexico Public Regulation Commission, Case No. 13-00231-UT, Stipulation 5/7/2014.
Laclede/Alabama Gas Corp.	8/31/2014
AL		No	No	No	No	No	Alabama Public Service Commission, Docket No. 32180, Order 7/24/2014.
Fortis/UNS	8/15/2014
AZ		✓	✓	✓	No	No	Arizona Corporation Commission, Docket No. 1, Opinion and Order 8/12/2014.
Algonquin/New England Gas	12/20/2013
MA		No	No	No	No	No	Department of Public Utilities of
Berkshire Hathaway/NV Energy	12/19/2013
NV		No	No	No	No	No	Nevada Public Utilities Commission, Docket No. 13-07021, Order 12/16/2013.
Laclede/Missouri Gas	9/1/2013
MO		No	✓	No	✓	No	Missouri Public Service Commission, Case No. GM-2013-0254, Stipulation and Agreement, 7/2/2013.
Fortis/CH Energy	6/27/2013
NY		✓	✓	✓	No	No	New York Public Service Commission, Case No. 12-M-0192. Order 6/26/2013.
Algonquin/Atmos Energy	4/1/2013
GA		No	No	No	No	No	Georgia Public Service Commission, Docket No. 36278, Order 2/26/2013.
Algonquin/Granite State	7/3/2012
NH		No	No	No	No	No	New Hampshire Public Utilities Commission,
Duke Energy/Progress	7/2/2012
KY		No	✓	No	No	No	Kentucky Public Service Commission, Case No. 2011-00124, Order 10/28/2011.
NC		No	No	No	No	No	North Carolina Utilities Commission, Docket No. E-2, Sub 998 and E-7 Sub 986, Order 6/29/2012.
SC		No	No	No	No	No	The Public Service Commission of South
Gaz Métro/Central Vermont Public Service	6/27/2012
VT		No	✓	No	No	No	State of Vermont Public Service Board, Docket No. 7770, Order 6/15/2012.
Northeast Utilities/NSTAR	4/10/2012
CT		No	No	No	No	No	Connecticut Department of Public Utility Control, Docket No. 12-01-07, Order 4/2/2012.
MA		No	No	No	No	No	Massachusetts Department of Public Utilities,
Exelon/Constellation	3/12/2012
IL		No	No	No	No	No	Illinois Commerce Commission, Case No. 12- 0321, Order 12/19/2012.
MD		No	✓	No	✓	No	Public Service Commission of Maryland, Case No. 9271, Order 2/17/2012.
AGL Resources/Nicor Gas	12/9/2011
CA		No	No	No	No	No	California Public Utilities Commission, Docket No. A1101021, Order 5/31/2011.
IL		No	No	No	No	No	Illinois Commerce Commission, Docket No. 11-0046, Final Order Appendix A Conditions of Approval 12/7/2011.

Concentric Energy Advisors, Inc.	7

Company Exhibit No. ___

Witness: JJR

Rebuttal Exhibit 4

Merger Ring-Fencing Commitments
Merger / Jurisdiction	Transaction Completed Date	Majority Independent or Separate Board	Dividend Restriction	Golden Share	Non-consolidation opinion	SPE	Citation of Order/ Settlement
AES/DPL	11/28/2011
OH		No	No	No	No	No	Public Utilities Commission of Ohio, Docket No. 11-3002-EL-MER, Order 11/22/2011.
FirstEnergy/Allegheny	2/25/2011
MD		No	✓	No	No	No	Maryland Public Service Commission, Docket No. 9233, Final Order 1/18/2011.
NJ		No	No	No	No	No	New Jersey Board of Public Utilities, Docket No. EM11010012, Final Order 1/25/2011.
PA		No	✓	No	No	No	Pennsylvania Public Utility Commission, Docket No. A-2010-2176520, Final Order 2/24/2011.
VA		No	No	No	No	No	Commonwealth of Virginia State Corporation Commission, Docket No. PUE-2010-00056, 9/9/2010.
WV		No	✓	No	No	No	Public Service Commission of West Virginia, Docket No. 10-0713-E-PC, Final Order 11/23/2010.
UIL/Berkshire Gas	11/16/2010
CT		No	No	No	No	No	Connecticut Department of Public Utility
PPL/E.ON (LG&E & KU)	11/1/2010
KY		No	No3	No	No	No	Kentucky Public Service Commission, Case No. 2010-00204, Order 9/30/2010.
VA		No	No	No	No	No	Virginia State Corporation Commission, Case

1. Will provide Notification to the Commission of any such dividends paid and include in the Notice an associated projections of cash flows.
2. Will file a Non-consolidation opinion only if there is a corporate credit rating decline by S&P or Moody's.
3. Commits to Notifying the Commission 30 days prior to paying any dividend or transferring more than 5 percent of the retained earnings to parent.

Concentric Energy Advisors, Inc.	8

Witness Rebuttal Testimony Summary

Witness:	Michael H. Dunne
Title:	Executive Vice President, Finance and Chief Financial Officer – NextEra Energy, Inc.

Joint Petitioner Witness Michael H. Dunne provides rebuttal testimony responding to the business and financial risks and related ring-fencing concerns raised by Commission Staff and the Office of the Attorney General, Division of Consumer Counsel. Mr. Dunne explains that Dominion Energy Virginia (“DEV”) already operates as a separate regulated utility with meaningful corporate and regulatory protections and that the Joint Petitioners’ previously offered commitments further protect DEV from affiliate risk, including restrictions on guarantees, pledges, cash pooling, commingling, and affiliate financing, together with an obligation for NextEra to provide equity financing as needed.

Mr. Dunne explains that the proposed all-stock combination creates no acquisition debt and would place DEV within a stronger credit group. NextEra is rated one notch higher than Dominion by each of S&P, Moody’s, and Fitch, and the combined company is expected to derive approximately 80% of its business from regulated operations and approximately 90-95% from regulated or long-term contracted activities. He also addresses concerns regarding NextEra Energy Resources (“NEER”), explaining that its portfolio is diversified, predominantly supported by long-term contracted cash flows, and substantially financed through separate project entities and non-recourse structures that limit risk to NextEra.

Mr. Dunne further explains why the circumstances underlying the AltaGas/WGL, Exelon/Pepco, and TXU/EFH transactions do not warrant imposing the same ring-fencing structure here. Those transactions involved materially weaker acquirer credit profiles, cash or highly leveraged acquisition structures, and, in certain cases, substantial merchant-generation or parent financial distress. By contrast, NextEra has the second highest credit rating in the industry, is more highly rated than Dominion, is not incurring acquisition debt, and is expected to provide DEV with greater financial support and access to capital at a time when DEV faces substantial capital requirements.

Although Mr. Dunne concludes that the existing protections and commitments are sufficient to satisfy the Utility Transfers Act standard and that neither a majority independent DEV board or an SPE are necessary, he explains additional protections the Joint Petitioners are offering in response to Staff and Consumer Counsel. These include a closing non-consolidation opinion; enhanced obligations to maintain DEV’s Commission-approved ratemaking equity ratio; expansion of DEV’s Board from three to five members, including two independent directors and a majority of Virginia residents, with unanimous Board approval required for a voluntary DEV bankruptcy filing; and an at-the-ready bankruptcy-remote SPE and Golden Share structure that would become effective upon a one-notch decline in NextEra’s credit ratings, which would be equivalent to the rating DEV has today. The Joint Petitioners believe that each of these additional protections are substantially aligned with the recommendations of Staff and Consumer Counsel.

Mr. Dunne concludes that these protections, together with NextEra’s stronger credit profile and the combined company’s predominantly regulated and long-term contracted business profile, provide more than sufficient assurance that the proposed combination will not impair or jeopardize adequate service at just and reasonable rates. He emphasizes that the Joint Petitioners’ proposed ring-fencing should protect DEV against inappropriate affiliate risk without unnecessarily restricting the ability of a financially strong parent to provide the equity and capital support DEV will need for its significant investment program.

REBUTTAL TESTIMONY

OF

MICHAEL H. DUNNE

ON BEHALF OF

NEXTERA ENERGY, INC.,

WG DEVELOPMENT CORP., AND CS HOLDCO, LLC

BEFORE THE

STATE CORPORATION COMMISSION OF VIRGINIA

CASE NO. PUR-2026-00112

I. INTRODUCTION AND GOVERNING STANDARD

Q.	Please state your name, position of employment, and business address.

A.	My name is Michael H. Dunne. I am Executive Vice President, Finance and Chief Financial Officer of NextEra Energy, Inc. (“NextEra”). My business address is 700 Universe Boulevard, Juno Beach, Florida 33408.

Q.	Have you previously filed testimony in this proceeding?

A.	Yes. I filed direct testimony on July 15, 2026, in support of the proposed business combination of NextEra and Dominion Energy, Inc. (“Dominion”) and the resulting transfer of control of Virginia Electric and Power Company d/b/a Dominion Energy Virginia (“DEV”). My direct testimony addressed, among other subjects, the financial strength of the combined company, access to capital, credit considerations, and safeguards intended to preserve DEV’s financial integrity and separate access to financing.

Q.	What is the governing standard for the Commission’s consideration of this transaction?

A.	The controlling question under the Virginia Utility Transfers Act is whether the Commission is satisfied that the transaction will not impair or jeopardize adequate service to the public at just and reasonable rates. Virginia Code § 56-90. The test is not whether every conceivable risk can be eliminated, or whether the Commission can replicate the most restrictive ring-fencing conditions imposed in another transaction. It is whether the record, taking account of the parties’ existing protections, the incremental commitments, and the actual financial circumstances of this combination, demonstrates that DEV will be able to meet its service obligations at just and reasonable rates. In my opinion, that is the right starting point for evaluating each proposed financial condition.

Q.	What is the purpose of your rebuttal testimony?

A.	My rebuttal testimony responds to the business and financial risks and related ring-fencing concerns raised by Commission Staff (“Staff”) and the Office of the Attorney General, Division of Consumer Counsel (“Consumer Counsel”). I address what already protects DEV under Dominion ownership; the additional protections offered in the proposed transaction; and how the financial strength of NextEra improves the credit profile of the combined company. I outline five additional proposed conditions for approval recommended by Staff witness Myers and Consumer Counsel witness Smith: (1) a bankruptcy-remote special-purpose entity (“SPE”); (2) a Golden Share; (3) a pre-closing non-consolidation opinion; (4) a dividend restriction; and (5) a majority-independent DEV Board. I briefly summarize how the current combination between NextEra and Dominion differs materially from the precedent transactions relied upon by Staff Witness Myers and Consumer Counsel witness Smith in establishing their proposed conditions. We do not believe that additional commitments, beyond those that we have provided in our initial and supplemental testimony, are warranted for this transaction to meet the statutory approval standard. We are, nonetheless, offering additional commitments that, in large part, align with the recommended conditions of Consumer Counsel and Staff, subject to certain modifications.

Q.	Please summarize your principal conclusion.

A.	In my opinion, the combination and the comprehensive package of enforceable protections offered by Joint Petitioners prior to today meet the merger standard. When the commitments we are offering today are further considered, I believe the requirements under the merger standard are far exceeded. Supporting that determination are the following observations: the all-stock transaction creates no acquisition debt; NextEra has the second strongest holding company credit rating in the utility industry, including stronger credit ratings and adjusted financial measures than Dominion has today; DEV would remain separately regulated and separately financed; and NextEra’s support of DEV, as its ultimate parent, is credit positive for DEV as opposed to credit negative.

2

The combined company’s financial strength would significantly improve. NextEra is expected to have the second highest credit rating in the industry at the time of closing, which is far superior to the circumstances underlying the precedent transactions where extensive ring-fencing protections were required. In addition, unlike the precedent transactions which were 100 percent cash transactions reliant on leverage, NextEra’s combination with Dominion is an all-stock combination that does not use any acquisition debt. While witness Reed’s testimony does not support enhanced ring-fencing or other capital structure commitments in this transaction, the Joint Petitioners propose to strengthen the capitalization and governance commitments already offered. When combined with the credit strength of NextEra, this proposal provides comprehensive protection for DEV customers.

II. PROTECTIONS THAT ALREADY EXIST AND COMMITMENTS ALREADY OFFERED

Q.	What corporate and regulatory protections does DEV already have under Dominion ownership?

A.	DEV is already a separate Virginia corporation, not a division of Dominion. It owns utility property in its own name, maintains its own entity-level books and records, issues debt in its own name, has its own credit ratings and identifiable capital structure, and files its own utility-specific financial information. Its local management remains responsible for the operation of the electric system. Existing arrangements among it and its affiliates also include separate bank accounts and records and the separation of each affiliate’s obligations, as described in the Joint Petitioners’ discovery responses. These are all meaningful safeguards designed to protect corporate separateness.

In addition, the Commission already has significant tools to enforce that separateness and protect customers. Virginia Code § 56-77 provides for Commission review of covered affiliate arrangements; § 56-82 requires prior Commission approval for specified loans to affiliates and assumptions or guarantees of affiliate obligations; and § 56-83 authorizes the Commission to prohibit affiliate dividends that pose specified public-interest harms. The Commission also exercises authority over utility financing, ratemaking capital structure, terms of service and the acquisition or disposition of regulated utility assets. These existing protections are the baseline against which any additional merger condition should be evaluated, rather than being set aside on the assumption that DEV has insufficient safeguards of its own. And these are the safeguards that have been in place for decades protecting Virginia customers.

Q.	What incremental protections did the Joint Petitioners offer before receiving Staff’s and the Consumer Counsel’s recommendations?

A.	The merger is a holding-company transaction. DEV will continue as a distinct regulated utility subject to this Commission’s full authority, with its Richmond-based leadership that has responsibility for operating, planning, constructing and maintaining its system. Under Merger Commitment No. 17, DEV will hold its property in its own name and will neither assume liability for affiliate debts nor guarantee affiliate debt or credit instruments. Under the original Merger Commitment No. 18, NextEra committed to provide equity financing as needed with the intention of maintaining DEV’s capital structure and credit metrics supportive of strong investment-grade ratings. The Joint Petitioners also committed to maintain separate books and records, bank accounts, financing arrangements and day-to-day cash-management processes for DEV. Following closing, DEV will not participate in an affiliate cash pool, be subjected to cash sweeps, or finance affiliates except as permitted with required Commission approval.

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These commitments address the actual channels by which affiliate risk could reach DEV: the use of utility assets as collateral, assumptions or guarantees of another company’s debt, commingled cash, inappropriate affiliate financing, the diversion of capital, and a loss of local responsibility. They also preserve a direct, enforceable obligation for NextEra to supply equity capital to DEV. That combination protects the utility without requiring the Commission to choose between every possible bankruptcy precaution and every possible credit benefit of a strong parent. These commitments go further than DEV’s current financial separation from its parent Dominion because, while DEV has a separate corporate identity and separately issued debt, it currently has access to financing arrangements involving Dominion, including a shared credit facility and intercompany financing. These would be terminated at closing and replaced with credit facilities at DEV. Moreover, it should be noted that, based solely on the commitments we have previously made in the initial and supplemental testimony, DEV is already in a position to obtain a customary non-consolidation opinion.

III. THE COMBINED COMPANY FINANCIAL PROFILE

Q.	How does NextEra’s credit profile compare with Dominion’s today?

A.	The credit rating agencies have reached a clear conclusion: NextEra has higher parent-level credit quality than Dominion. NextEra is rated ‘A-’ by S&P, ‘Baa1’ by Moody’s and ‘A-’ by Fitch, whereas Dominion is rated ‘BBB+’, ‘Baa2’ and ‘BBB+’, respectively. That is a one-notch advantage for NextEra at each agency. The distinction reflects the stability and strength of the financial profile of NextEra. NextEra’s S&P-adjusted 2025 funds from operations to debt was approximately 19.4 percent, and its agency-adjusted equity capitalization was approximately 53 percent, compared with approximately 13.4 percent and 43 percent for Dominion, respectively. Dominion’s lower parent ratings and credit metrics, including lower debt-coverage metrics and concentration in major capital commitments, are undeniably the correct starting point for evaluating the effects of a change of parent on DEV.

Q.	What evidence supports NextEra’s commitment to maintaining its credit quality?

A.	NextEra has demonstrated a long-standing financial policy focused on preserving strong credit metrics and has consistently maintained its credit ratings with each of the three respective credit rating agencies. Since each agency began assessing NextEra’s issuer credit ratings (S&P in 1986, Fitch in 2003, and Moody’s in 2005), NextEra has always maintained credit ratings equal to, or better than, its current ratings. As S&P states: “NextEra has demonstrated a strong commitment to credit quality, maintaining our ‘A-’ issuer credit rating and stable outlook for more than 15 years, even during the past six years, when the broader utility industry experienced more downgrades than upgrades and the industry’s median rating declined to ‘BBB+’ from ‘A-’.”

That record matters. A strong and stable parent can raise capital efficiently and supply common equity when utility investment exceeds cash generated internally. The proposed merger does not require NextEra to borrow to pay a cash purchase price. All three credit rating agencies have positively assessed the impact of the merger from a credit strength perspective, highlighting the improved diversification and a higher composition of regulated operations following closing. Their assessments are not a substitute for Commission oversight, but they are independent evidence that the combination has a superior credit profile from a highly leveraged acquisition where numerous ring-fencing provisions have been required.

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Q.	What will the combined company’s business mix look like?

A.	Approximately 80 percent of the combined company’s business is expected to be regulated and approximately 90 - 95 percent is expected to be regulated or long-term contracted. The practical point is that both sources of business have comparatively visible, durable cash flows, and the majority of the long-term contracted projects are also financed at the project level with non-recourse debt. In terms of cash-flow characteristics, the combined company will resemble a predominantly regulated and long-term contracted utility enterprise.

Q.	What credit benefit is expected for DEV from the proposed combination?

A.	S&P has indicated it expects DEV to be a ‘core’ subsidiary of NextEra, with a strong, long-term commitment of support from NextEra under both benign and stressful conditions. It consequently revised DEV’s outlook to positive and expects to raise its issuer credit rating by one notch, from ‘BBB+’ from ‘A-’, upon closing. Moody’s has likewise recognized that the combined company’s substantially larger scale and strong financial flexibility should provide additional capacity to manage any unforeseen Coastal Virginia Offshore Wind project (“CVOW”) execution challenges, should they arise. The expected benefit is both greater financial support and a stronger credit group.

DEV’s standalone credit profile (“SACP”) should not be confused with the rating it receives after taking group relationships into account. Following S&P’s February 2026 action, DEV’s SACP was reduced to ‘a-’, while DEV’s issuer rating remained ‘BBB+’ within the lower-rated Dominion group. That difference is important: under its current ownership, DEV is not receiving the full benefit of its assessed standalone credit capacity in its issuer rating. The proposed combination offers a path to reflect and capture that underlying strength.

Q.	Does DEV bring an independent credit-rating improvement to NextEra?

A.	No, NextEra’s credit-ratings remain unchanged as a result of the combination. The benefit to NextEra lies principally in increasing the share of regulated earnings and cash flows and improving geographic diversification. S&P affirmed NextEra’s rating while indicating the proposed transaction would reduce its FFO-to-debt downgrade threshold from 18 percent to 17 percent. Moody’s and Fitch likewise recognized the stronger regulated contribution in their respective analyses. At the same time, DEV would receive the financial backing of a higher-rated parent, substantial access to capital, and NextEra’s equity-funding obligation. Any evaluation of the merits must recognize the value flowing in both directions.

Q.	Staff, the AG and intervenor witnesses have raised concerns about NEER’s business. How do you assess those risks?

A.	NextEra Energy Resources (“NEER”) is not a speculative independent power producer (IPP) that places big bets on a single technology type, region, project, or customer. Instead, NEER’s business is predominantly supported by its utility-scale renewables and storage portfolio, which generates strong, predictable cash flows under long-term contracts with strong, investment-grade counterparties. At year-end 2025, NEER had approximately 41 GW of utility-scale operating capacity across more than 330 sites in 41 states and four Canadian provinces. Its portfolio included more than 400 long-term power purchase agreements with over 170 distinct customers, an approximately ‘A-’ weighted-average customer credit rating, and an approximately 14-year weighted-average remaining contract term. This breadth limits reliance on any one project, market, technology, or customer.

Through NextEra’s scale, any individual project or subset of projects have limited potential influence on NextEra’s financial performance. S&P, Moody’s, and Fitch all recognize the benefits of NextEra’s diversification as a favorable driver to NextEra’s business risk profile.

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NEER also manages non-contracted businesses so that they contribute less than 10 percent of NextEra’s consolidated EBITDA. As discussed in my direct testimony, a diversified portfolio of predominantly contracted renewable and storage assets can provide more predictable cash flows than the term “unregulated” by itself would suggest. Regulation is important, but the credit consequence of an activity depends on the stability of its cash flow, exposure to commodity prices, counterparty quality, concentration, and how it is financed. S&P, Moody’s and Fitch recognize diversification among NextEra’s businesses as a favorable element of its business risk profile.

Q.	How do NEER’s project-level financing and ring-fencing arrangements limit risks to both NEER and NextEra?

A.	NEER uses separate project entities as the borrowers for much of its utility-scale renewable and storage portfolio. Those project entities are legally distinct and utilize project-level financing arrangements and covenants that generally confine the lenders’ remedies to the relevant project assets and contracted cash flows, not the broader NextEra corporate entity Long-term, amortizing non-recourse debt is structured to correspond with the expected cash flows and useful economic life of the projects. This separation serves two protective purposes. First, it reduces the ability of financial distress at an individual project to spread to NEER or NextEra. Second, it protects other NEER projects and their cash flows from the obligations of the affected project.

The important distinction is between debt recorded in consolidated financial statements and debt for which the parent or another subsidiary has direct payment responsibility. Merely adding non-recourse project debt obligations to recourse corporate debt without regard to the true borrower or the available collateral can overstate parent leverage. S&P, Moody’s and Fitch account for these non-recourse financing structures in their adjusted analyses. For example, NextEra’s 2025 agency-adjusted calculations identified approximately $16.7 billion of NEER renewable-project debt receiving off-credit treatment (which is removed from the parent’s total debt in calculating credit metrics and assessing the financial strength of NextEra); adjusted debt to total capitalization was approximately 47 percent at year-end 2025 while Dominion’s adjusted debt to total capitalization was 57 percent. Those measures should be considered alongside, rather than displaced by, a consolidated GAAP debt figure.

Q.	Can you put that project-level exposure in perspective?

A.	One way to test the economic effect is to consider the loss of all cash distributions from NextEra’s largest non-recourse financed project portfolio, consisting of six solar and storage projects totaling approximately 900 MW. All else being equal, the 2025 S&P-adjusted funds-from-operations-to-debt ratio would decrease from approximately 19.4 percent to approximately 19.3 percent, or about ten basis points. In plain terms, even a loss of cash from that substantial portfolio would have a limited effect on NextEra’s consolidated capacity to service debt, illustrating the importance of portfolio scale, diversification and financing separation.

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Q.	How does the risk of large utility investments compare with the risk of NEER projects?

A.	Regulation does not itself eliminate construction or concentration risk in a large single asset. CVOW is approximately 2.6 GW with an expected total cost of approximately $11.65 billion, much larger than a typical NEER project. Unlike non-recourse project debt, CVOW is supported within DEV’s corporate capital structure. As of September 30, 2026, after the Stonepeak non-controlling investment, DEV’s estimated share of total capital is approximately $6 billion. S&P’s February 2026 assessment of DEV’s SACP is relevant to this risk. S&P stated:

With the revised CVOW cost estimate now passing the $11.3 billion threshold, any potential cost increases up to $13.7 billion receive no cost sharing protection from rate payers, resulting in a modest business risk increase for [DEV]… [S&P] believes this development offsets the impact of [DEV’s] otherwise strong financial measures. This results in a revised comparable ratings analysis modifier to neutral from positive, effectively lowering its SACP… [S&P] could lower [its] ratings on Dominion and subsidiaries [DEV] and DESC in the next 24 months if its consolidated financial measures weaken such that FFO to debt falls consistently below 13%. This could occur if the company experiences further setbacks related to the construction of CVOW and related activities; or its business risk increases due to adverse regulatory developments.

The conclusion is not that CVOW is an inappropriate utility project; it is that large-scale construction demands substantial capital and makes the financial strength of DEV’s parent an especially important protection.

IV. WHY THE ORIGINAL PROTECTIONS SATISFY THE MERGER STANDARD

Q.	Why are the protections originally offered by the Joint Petitioners sufficient when considered with NextEra’s credit strength?

A.	The original commitments already protect against the principal means by which an affiliate can divert resources from a utility: guarantees, pledges, inappropriate affiliate borrowing, cash sweeps, commingling of accounts, and an erosion of local responsibility. Existing Virginia law provides Commission review and enforcement, and the original equity-financing obligation adds a direct source of support for DEV’s capital requirements. The financial record does not indicate a weaker post-merger holding company; it indicates one rated a notch above Dominion by all three agencies, without new acquisition debt, with a business mix dominated by regulated and contracted cash flows and with an expected credit rating upgrade for DEV at S&P. Taken together, I believe those factors satisfy the statutory merger standards without more.

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V. THE CONSUMER COUNSEL AND STAFF’S INCREMENTAL PROPOSALS AND THE TAILORED RESPONSE

Q.	What additional separateness and ring-fencing measures does the Consumer Counsel seek?

A.	Consumer Counsel witness Smith recommends adding a Washington Gas Light-style bankruptcy-remote special-purpose entity between DEV and its parent, and a Golden Share, which is an independent approval mechanism for bankruptcy filings. His recommendations are reflected in Exhibit LA-1 to his direct testimony. Those additional provisions should be distinguished from the basic corporate and regulatory separateness DEV has today and the merger commitments the Joint Petitioners have clearly offered in their initial and supplemental testimony, which on their own are sufficient to obtain a non-consolidation opinion.

Q.	What ring-fencing protections does Staff recommend in addition to those already offered and those addressed by the Consumer Counsel?

A.	Staff witness Myers recommends: (1) a bankruptcy-remote SPE as DEV’s direct parent and sole shareholder; (2) a Golden Share and associated bankruptcy protections; (3) a pre-closing non-consolidation opinion; (4) quarterly restrictions on distributions designed to protect the Commission-approved ratemaking equity ratio; and (5) a seven-member DEV Board with four independent directors. Requirements (1) and (2) are nearly identical to those of the Consumer Counsel, while requirements (3), (4) and (5) are above and beyond the conditions recommended by the Consumer Counsel. The precise condition-by-condition treatment is addressed in witness Ketchum’s rebuttal testimony and exhibit.

Q.	Which of Consumer Counsel and Staff’s proposed financial ring-fencing requirements are the Joint Petitioners willing to accept?

A.	While we do not believe that additional commitments beyond those that we have provided in our initial and supplemental testimony are necessary to meet § 56-90, we are nonetheless offering additional commitments that, in large part, align with Consumer Counsel and Staff on their recommended commitments, subject to certain modifications. The Joint Petitioners are prepared to:

1.	Deliver a non-consolidation opinion for DEV and the SPE at closing.

2.	Provide enhanced dividend protections and equity maintenance obligations by taking the necessary actions, including providing equity capital when needed, and refraining from actions that would jeopardize DEV’s approved rate making equity ratio. This is an enhancement because it is broader and more protective than a dividend blocker: it addresses DEV’s resulting capitalization regardless of whether a shortfall would arise from dividends or from another source not captured by the Staff’s proposal, such as investment spending, earnings, or another source.

3.	Increase DEV’s Board from three to five directors through the addition of two independent directors. A unanimous vote of all directors would be required for DEV to file a bankruptcy petition and a majority of the directors would be required to be Virginia residents. This retains meaningful local representation and direct responsibility for DEV’s operations and capital needs.

4.	Adopt enforceable, ratings-based backstop for the bankruptcy-related ring-fence measures where the SPE, independent SPE director, and Golden Share would be established at closing and Dominion’s ownership interest in DEV would convey to the SPE at such time as NextEra’s credit rating declines at two or more agencies to a level that is equivalent to Dominion’s credit rating today. This is a carrot and stick approach as it provides a further incentive for NextEra to maintain its credit rating at current levels, while providing the springing SPE structure upon the very unlikely event of a credit rating decline.

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Q.	How are the Joint Petitioners proposing to enhance the proposed protection of DEV capitalization?

A.	We propose to strengthen the existing equity-financing commitment into an affirmative, enforceable obligation to maintain DEV’s Commission-approved ratemaking equity ratio on a quarterly basis. The Joint Petitioners propose to enhance the dividend restriction by improving Staff’s Conditions 14 and 22 to account for the multiple tools that NextEra and DEV have to maintain DEV’s ratemaking equity ratio. NextEra’s equity commitment works in tandem with DEV’s cash flow generation, and the Joint Petitioners are committing that the combination of these two measures will maintain DEV’s ratemaking equity ratio. Specifically, we enhance the language in Staff’s Conditions14 and 22 as follows:

14.	DEV shall maintain the ratemaking equity ratio approved by the Commission, and NextEra and DEV will take the necessary actions to maintain, and will not take any actions that would jeopardize DEV’s ability to maintain, such ratemaking equity ratio as of the end of each quarter.

22.	NextEra commits to provide equity financing to DEV in order to maintain DEV’s capital structure and to maintain credit metrics that are supportive of strong investment-grade credit ratings for DEV.

Quarterly reporting and the Commission’s existing dividend powers make that obligation enforceable and observable. The focus is the result that matters to customers: a financially sound utility with adequate equity and strong investment-grade credit support.

Q.	Staff recommends that a majority of the members of the DEV Board of Directors be “independent,” do you believe that is necessary?

A.	No. I do not believe a majority-independent Board is necessary or appropriately tailored to this transaction. Notably, Consumer Counsel, which actively participated in this proceeding and proposed numerous customer-protection conditions, did not recommend a majority-independent DEV Board.

DEV has operated successfully for approximately 25 years without any independent directors on its Board. Its current three-member Board consists entirely of individuals who also serve as executive officers of DEI, including Witnesses Blue and Baine. During that 25-year period, DEV has continued to provide safe and reliable service, make substantial investments in Virginia’s energy infrastructure, and satisfy its public-service obligations under the Commission’s oversight. Staff has not identified any failure arising from the current Board’s structure that would establish a need to add independent directors, much less transfer control of the Board to a majority of independent directors.

A majority-independent Board would place ordinary control of a wholly owned subsidiary in directors who were not affiliated with, and did not have management responsibility within, the corporate organization that owns the subsidiary, provides access to capital, supplies significant expertise, and remains accountable for the subsidiary’s overall performance.

That concern is particularly important given the unprecedented level of investment that DEV expects will be required to meet Virginia’s energy needs. Meeting those needs will require not only access to substantial amounts of capital, but also close and effective alignment between DEV and its ultimate parent regarding financing, long-term planning, major-project execution, risk management, procurement, technology, cybersecurity, regulatory compliance, and other specialized capabilities. A governance structure that preserves close coordination and clear accountability between DEV and its parent will better position DEV to draw upon those resources and capabilities, subject, of course, to continuing Commission oversight. A majority-independent Board could weaken that alignment, create uncertainty regarding responsibility for corporate decisions, and increase the potential for conflict between DEV and its parent without providing a demonstrated incremental customer benefit.

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The appropriate objective is not to make DEV autonomous from its shareholder, but to ensure that DEV remains financially sound, properly managed, and protected against inappropriate risks originating elsewhere in the corporate family. The Joint Petitioners’ commitments directly address those objectives through, among other safeguards detailed in their testimonies, financial and capitalization protections, limitations on pledging utility assets, affiliate-transaction safeguards, access to books and records, continued Commission oversight, and, upon the specified ratings trigger, proposed SPE and Golden Share protections.

Q.	What is the Joint Petitioners’ proposed commitment for the DEV Board?

A.	The Joint Petitioners recognize Staff’s interest in ensuring that the DEV Board retains independent oversight following the Merger. To address that interest, the Joint Petitioners propose increasing the size of the DEV Board from three to five and requiring that two of the five members be independent directors. A majority of the directors would be required to be Virginia residents. The two independent directors would participate fully in Board deliberations, receive the same information, exercise equal voting rights, and owe the same fiduciary duties to DEV as other directors. Their participation would provide a meaningful independent perspective on matters affecting DEV’s financial condition, operations, customers, and public-service responsibilities. In addition, unanimous approval of all DEV Board members would be required for DEV to file a voluntary bankruptcy petition, This creates the equivalent of a Golden Share at DEV which, together with the non-consolidation opinion at DEV, provides the bankruptcy protection Staff and Consumer Counsel are seeking through the SPE and Golden Share construct.

Two independent directors strikes the right balance by providing independent oversight, while not compromising the benefits this combination brings to DEV customers. The independent directors provide substantial and meaningful independent participation; complement the extensive financial and structural protections accepted by the Joint Petitioners; and preserve the parent-subsidiary alignment, access to expertise, and clear accountability that will be especially important as DEV undertakes the significant investments needed to serve Virginia’s future energy demands. Witness Ketchum addresses the operative governance language.

Q.	How is the automatic ratings-based trigger for the creation of an SPE and Golden Share a meaningful protection for DEV and its customers?

A.	The premise is simple. The Joint Petitioners have emphasized that DEV is expected to be part of a stronger credit group. NextEra’s current ratings are ‘A-’ from S&P, ‘Baa1’ from Moody’s and ‘A-’ from Fitch, one notch above Dominion’s current ‘BBB+’, ‘Baa2’ and ‘BBB+’ ratings, respectively. We expect Dominion, as a beneficiary of NextEra’s full and unconditional parent guarantee of its debt, to be upgraded to NextEra’s issuer credit rating levels upon closing. The proposed condition puts an enforceable consequence behind that expectation. If NextEra’s published long-term corporate or issuer ratings fall below ‘A-’ from S&P, ‘Baa1’ from Moody’s and ‘A-’ from Fitch at two or more of those agencies, the previously documented SPE, independent director, and Golden Share structures become effective.

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Q.	How do the proposed ratings thresholds compare with AltaGas, Exelon and Dominion’s existing credit profile?

A.	NextEra’s credit ratings are materially higher than the acquirer ratings associated with the AltaGas/WGL and Exelon/Pepco transactions. When AltaGas completed its WGL acquisition in July 2018, S&P rated AltaGas ‘BBB’ (with negative outlook). And hence, AltaGas subsequently fell to ‘BBB-’, or the lowest investment grade rating, at S&P later that year. In 2016, S&P reported an Exelon issuer rating of ‘BBB’, two levels below NextEra’s current credit rating.

The springing structure preserves the credit benefits of the combination while adding extraordinary safeguards if NextEra’s credit quality declines. By setting the trigger at Dominion’s current ‘BBB+’ / ‘Baa2’ / ‘BBB+’ credit ratings, this extra structure would be triggered at a time when NextEra is operating at the same stable credit profile as Dominion is today and at a stronger credit profile than AltaGas or Exelon. This provides a measurable incentive for NextEra to maintain its rating and hold it accountable for its assertion that the merger will provide stronger credit.

Q.	How can the SPE and Golden Share take effect if they are not in place at closing?

A.	The commitment would require the substantive legal and organizational work to be completed by closing, rather than commenced after a downgrade. The SPE organizational and governance documents, equity assignment instrument, non-consolidation opinion, and Golden Share agreements would be executed and the SPE’s Board, including the independent director, would be in place at closing. The assignment of Dominion’s equity ownership interest in DEV would take effect upon satisfaction of the two-agency downgrade condition without a further discretionary decision.

Q.	Are the protections proposed by Joint Petitioners at the DEV-level sufficient to protect DEV from a bankruptcy filing by NextEra Energy, Inc. and its direct and indirect subsidiaries?

A.	Yes. My understanding is that Staff is concerned with both the possibility (i) that DEV could be substantively consolidated with NextEra in a NextEra bankruptcy and (ii) that DEV could be subject to a voluntary bankruptcy filing. The Joint Petitioners’ proposal contains numerous protections, including many requested by Staff and Consumer Counsel, designed to avoid both possibilities. Those protections include: (1) continued management of DEV as a separate regional business; (2) maintaining DEV as a separate legal entity; (3) ensuring that DEV’s utility president remains a Virginia resident; (4) DEV maintaining and providing appropriate access to separate books and records; (5) DEV holding its property in its own name and refraining from assuming or guaranteeing affiliate debt; (6) ensuring that the Commission continues to exercise its current regulatory authority over DEV; (7) DEV continuing to abide by affiliate requirements and restrictions; (8) DEV maintaining separate bank accounts and cash management; (9) DEV not participating in a centralized cash management pool; and (10) DEV maintaining the ratemaking equity ratio approved by the Commission.

These protections, on their own, would support the continued corporate separateness of DEV from NextEra. To confirm that corporate separateness, the Merger would be conditioned on receipt of a customary non-consolidation opinion from a third-party attorney that, if DEI or NextEra became a debtor, a bankruptcy court should not order the substantive consolidation of DEV’s assets and liabilities with those of DEI or NextEra.

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In addition to ensuring non-consolidation of DEV with either DEI or NEE, the Joint Petitioners’ additionally commit to the expansion of the DEV Board to include two independent directors and require unanimous approval of that Board to voluntarily commence bankruptcy. Notably, this would be the equivalent of a Golden Share requirement for a bankruptcy filing. In either case, placing DEV into bankruptcy would require the affirmative vote of two independent, disinterested parties and ensure that NextEra could not cause the voluntary bankruptcy by DEV.

Because of the robust protections in place at the DEV-level under the Joint Petitioners’ proposal, an SPE (and the attendant protections proposed by the Staff at the SPE level), is not even necessary to protect DEV. The key protections proposed to be imposed at the SPE-level (e.g., maintenance of separate books and records in compliance with GAAP) will already exist at the DEV-level, making the SPE duplicative in almost all respects.

Moreover, even though an SPE is not required, the Joint Petitioners are offering to create an SPE, independent SPE director, and Golden Share that would spring into place upon a decline in NextEra’s credit quality as I detailed earlier in my testimony. This SPE structure, for which a customary non-consolidation opinion would also be given at closing, provides extra “belt and suspenders” bankruptcy protections.

Q.	How does NextEra compare specifically with AltaGas, Exelon and the TXU/EFH acquisition structure?

A.	As discussed in detail by Witness Reed in his rebuttal testimony, the differences are significant. AltaGas acquired WGL Holdings in 2018 for cash using a bridge facility and other financing and asset sales. Washington Gas’s post-closing filings report that all three agencies downgraded its debt ratings following the transaction and cited the weaker AltaGas-related credit linkage. The ring fence mitigated, but did not eliminate, the effect.

AltaGas was rated ‘BBB’ by S&P when its WGL acquisition closed in July 2018, and was subsequently downgraded to ‘BBB-’ in December 2018, a full three notches below NextEra’s ‘A-’ rating and at the precipice of being sub-investment grade. Exelon’s purchase of Pepco Holdings was an all-cash acquisition against a backdrop of substantial merchant generation exposure (not long-term contracted with strong credit-quality customers) materially different from NextEra’s expected post-merger business mix. The 2007 TXU debt-financed buyout was more extreme: it introduced tens of billions of dollars of new acquisition debt into the EFH structure, and EFH subsequently filed for bankruptcy. Those histories support careful protection when parent/acquirer risk warrants it. They do not show that NextEra should be treated as an AltaGas, legacy Exelon merchant-generation or EFH-type borrower when NextEra is more highly rated than Dominion, is not borrowing to finance an all-cash acquisition, and derives approximately 90 - 95 percent of its pro forma business mix from regulated or long-term contracted activities.

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VII. CREDIT TRADEOFFS AND DEV’S NEED FOR A STRONG PARENT

Q.	Can increasingly restrictive ring-fencing have competing effects on a parent and utility’s credit standing?

A.	Yes. There can be a credit rating “seesaw.” If a subsidiary is financially stronger than its parent, keeping its cash, assets and decisions more separate can help protect it from parent distress. When the parent is strong, however, the subsidiary may receive a credit benefit from the parent’s capital access and willingness to provide support, as is the case here. Ring-fencing that makes cash or capital unavailable to the parent or weakens the practical linkage that a rating agency recognizes, may reduce parent flexibility or the amount of parent support recognized at the utility. The value of a potential restriction should therefore be evaluated by considering whether the restriction is likely to protect the utility from a financially weaker parent or, as in this case, block the utility from receiving the benefit of a financially superior parent.

Q.	Why does that parent-support tradeoff matter particularly for DEV?

A.	DEV is entering an unusually capital-intensive period. In 2025 it generated approximately $3.9 billion of operating cash flow and incurred approximately $10.5 billion of capital expenditures, so investment spending exceeded operating cash flow by roughly $6.7 billion before financing activities. DEV’s disclosed 2026-2030 capital plan calls for approximately $55 billion of investment, net of Stonepeak reimbursements. Existing Dominion equity contributions demonstrate the need: approximately $3.5 billion was contributed in 2025, another approximately $450 million in June 2026, and the Commission authorized up to approximately $3.6 billion of additional equity contributions through 2029. These figures illustrate why access to reliable parent equity is a customer protection and not merely a shareholder preference.

A financially strong parent is therefore an asset to DEV. Ring-fencing should prevent DEV from becoming a source of inappropriate support to other affiliates, but it should not unnecessarily impair DEV’s ability to receive necessary financial support via NextEra’s ability to remain strong and supply equity to DEV. If the merger closes, NextEra assumes that parent-equity role. DEV and its customers have an interest in both an appropriately protected operating utility and a financially capable parent. This is particularly important given Dominion’s lower parent ratings, potential CVOW financial risks and DEV’s expected capital spending.

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VIII. CONCLUSION

Q.	What is your bottom-line recommendation concerning the proposed ring-fencing conditions?

A.	I recommend that the Commission evaluate the entire package of offered benefits and protections against the Utility Transfers Act, not against an abstract and counterproductive preference for the most restrictive possible ring fence measures that were applied in mergers that bear no practical resemblance to the proposed combination between Dominion and NextEra. DEV already has meaningful separateness and Commission oversight. The original merger commitments add further financial protections and an equity-support commitment; the revised proposal enhances Staff’s request and our proposal makes maintaining DEV’s Commission-approved ratemaking equity ratio an affirmative quarterly obligation. The Joint Petitioners are willing to accept Staff’s pre-closing non-consolidation opinion requirement and are offering to provide it both for DEV and the SPE. The Joint Petitioners offer a fully executed, automatically effective bankruptcy-remote SPE and Golden Share if NextEra’s credit rating declines to the level of Dominion’s credit rating today. We also propose a five-member DEV Board with two independents and a majority of Virginia residents, whose unanimous approval is required for DEV to file a voluntary bankruptcy petition. Those measures, together with the stronger parent credit and the predominantly regulated or long-term contracted business profile of the combined company, would protect DEV’s financial integrity without unnecessarily sacrificing parent support for its material and growing capital program. The Joint Petitioners’ proposed commitments provide comprehensive customer protections when considering the credit quality of NextEra. In my opinion, they provide more than sufficient assurance that the proposed combination will not impair or jeopardize adequate service at just and reasonable rates. The specific modified conditions are set out in witness Ketchum’s Exhibit JWK-1.

Q.	Does this conclude your rebuttal testimony?

A.	Yes, it does.

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Witness Rebuttal Testimony Summary

Witness:	John W. Ketchum
Title:	Chairman, President, and Chief Executive Officer – NextEra Energy, Inc.

Joint Petitioner Witness John W. Ketchum provides rebuttal testimony responding principally to the testimony and proposed merger conditions of Commission Staff and the Office of the Attorney General, Division of Consumer Counsel, as well as additional conditions proposed by intervenors. Mr. Ketchum explains that the Joint Petitioners are prepared to accept most all of the conditions proposed by Staff and Consumer Counsel, while proposing limited modifications where certain conditions would go farther than necessary or could diminish the customer benefits of the combination.

Mr. Ketchum addresses proposed workforce and operational restrictions, including Staff’s proposed ten-year Virginia headcount and anti-centralization requirements. He supports the Joint Petitioners’ five-year Virginia headcount commitment but explains that a decade-long restriction on centralization or consolidation could prevent DEV from adopting safer, more efficient, or more effective operating practices. He points to FPL’s strong reliability, generation performance, nuclear performance, and operating-cost results as evidence that NextEra’s operating model can combine efficiency with reliable and affordable service. He also opposes Consumer Counsel’s proposed three-year rate increase moratorium, explaining that the Joint Petitioners’ substantial shareholder-funded bill credits provide customer relief without preventing DEV from recovering reasonable and prudent costs incurred to serve customers.

Mr. Ketchum further explains that the Joint Petitioners have offered substantial enforceable customer and Commonwealth benefits beyond what the Utility Transfers Act requires, including approximately $1.86 billion in Virginia bill credits; an alternative extending the typical residential customer’s $10 monthly credit from two years to four years; protection from merger-related costs; $100 million in additional energy assistance and weatherization support; a shareholder-funded Richmond office tower; a five-year Virginia headcount commitment; approximately 600 additional NextEra enterprise jobs; a $100 million workforce development fund; a Virginia supplier program of up to $1 billion annually for at least five years; dual headquarters; and continued local utility leadership.

Finally, Mr. Ketchum places the Merger in the context of Virginia’s rapidly growing electric demand and extraordinary infrastructure requirements. He explains that DEV faces substantial needs for new generation, storage, transmission, and other infrastructure, along with increased exposure to volatile purchased power. He highlights NextEra’s industry-leading experience and performance, including as the world’s leader in renewables and battery storage and concludes that NextEra is a particularly well-suited partner for DEV in meeting Virginia’s needs and goals. In his view, the combined company will be better positioned to meet the challenges ahead through NextEra’s stronger credit profile, larger capital base, procurement scale, development and construction capabilities, supply-chain reach, and operating experience. He concludes that the Merger satisfies the statutory standard because adequate service at just and reasonable rates will not be impaired or jeopardized, and that approval with appropriately tailored conditions is the better long-term outcome for Virginia customers and the Commonwealth.

REBUTTAL TESTIMONY

OF

JOHN W. KETCHUM

ON BEHALF OF

NEXTERA ENERGY, INC.,

WG DEVELOPMENT CORP., AND CS HOLDCO, LLC BEFORE THE

STATE CORPORATION COMMISSION OF VIRGINIA

CASE NO. PUR-2026-00112

I. INTRODUCTION AND PURPOSE OF REBUTTAL TESTIMONY

Q.	Please state your name, position of employment, and business address.

A.	My name is John W. Ketchum. I am Chairman, President and Chief Executive Officer of NextEra Energy, Inc. (“NextEra”). My business address is 700 Universe Boulevard, Juno Beach, Florida 33408.

Q.	Have you previously filed testimony in this proceeding?

A.	Yes. I filed direct testimony on July 15, 2026 and supplemental direct testimony on September 14, 2026 in support of the proposed business combination of NextEra and Dominion Energy, Inc. (“Dominion”) and the resulting transfer of control of Virginia Electric and Power Company d/b/a Dominion Energy Virginia (“DEV” or the “Company”). In those filings, I explained why NextEra believes it has satisfied its burden regarding the combined company’s ability to provide adequate service at just and reasonable rates and why the transaction is strategically compelling. I described the substantial package of customer protections, customer benefits (including bill credits) and the long-term benefits of scale to customers at a time when considerably more energy infrastructure investments are needed to keep pace with significant increases in energy demand. I also discussed our strong commitment to Virginia and its future, including local presence commitments, workforce commitments, the new downtown office tower to expand our physical presence, and economic development commitments that the Joint Petitioners have offered.

Q.	Do you have exhibits to your rebuttal testimony?

A.	Yes, I sponsor Rebuttal Schedule 1 to my rebuttal testimony which was prepared under my direction and control.

Q.	What is the purpose of your rebuttal testimony?

A.	My rebuttal testimony responds principally to the testimony filed by the Commission Staff (“Staff”) and the Office of the Attorney General, Division of Consumer Counsel (“Consumer Counsel”) on October 19, 2026. I focus on five major areas. First, I address the concerns that Staff and the Consumer Counsel have identified under the Virginia Utility Transfers Act (“Transfers Act”) and their proposals to address those concerns. While we are willing to accept almost all of the conditions proposed by Staff and the Consumer Counsel in order to achieve the benefits of this transaction, I explain why certain of their proposals go farther than necessary and, in some cases, risk eliminating important customer benefits of the combination. Second, I address the large number of additional conditions proposed by intervenors, many of which concern policy matters that do not have a nexus to the statutory standard under the Transfers Act. Third, I put the transaction back into the practical context of the extraordinary cost pressures and infrastructure requirements currently facing the electric industry and Virginia in particular. Finally, I reconfirm our commitment to Virginia, including jobs, economic development and physical presence, which is unassailable. Other Joint Petitioner witnesses address specific financial, legal, operational, and ratemaking issues in greater detail.

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Q.	Please summarize the principal message of your rebuttal testimony.

A.	In reviewing the testimony and recommendations of Staff, as well as Consumer Counsel, and in listening to other stakeholders here in Virginia, we understand that there is a priority to preserve everything that is good today about Dominion Energy Virginia—its service, its people, its presence and role in Virginia’s communities, its relationships, and many other important factors. That’s what our original merger commitments were largely designed to address and what the Joint Petitioners’ supplemental merger commitments significantly enhanced. Those concepts are what I supported in my direct testimony and what I continue to support in this rebuttal testimony. All of those positive aspects of Dominion Energy Virginia will be preserved post-Merger. We further understood and appreciate that Staff would conduct a diligent evaluation of potential risks associated with the change in corporate parent from Dominion to NextEra, and have recommended conditions which, when combined with existing commitments, in their view properly mitigate any such risks. As I mentioned, we will agree to accept virtually all of these conditions, as well as those from Consumer Counsel, with just a few modifications to ensure that those conditions are appropriately targeted and do not wall Dominion Energy Virginia off from the very scale, expertise, operating efficiencies, and financial strength that make this transaction valuable to customers. These modifications further enhance an already extremely robust commitment package that, in the Joint Petitioners’ view, went well beyond the requirements of the Transfers Act.

In doing so, I should be clear that our acceptance of these conditions does not mean we agree that this combination increases DEV operational or financial risk. In fact, quite the opposite is true. Combining these two companies unlocks greater financial strength and an enhanced ability to build, buy and operate more effectively and efficiently--which is critically important to customers and the Commonwealth in this unprecedented context of rapid growth and the need to invest in order to meet the need reliably and cost-effectively. Our record at FPL speaks for itself and demonstrates that we excel in providing reliable and affordable utility service. Thus, this combination will build upon DEV’s existing excellence, enabling access to the additional financial and operational strengths and resources of NextEra.

The record developed since our original filing reinforces, rather than weakens, the basic rationale for this combination. Virginia is confronting significant pressures driven by rapid electric demand growth, a growing need for new generation and transmission infrastructure, and increasing exposure to volatile and uncertain purchased power requirements that could have a significant impact on affordability. Increased power demand requirements must be addressed responsibly and consistently with the Virginia Clean Economy Act requirements, which I believe the combined company will be well positioned to meet by leveraging NextEra’s strengths as the world’s leader in renewables and storage and its development and supply chain capabilities across generation technologies, including nuclear. NextEra brings substantial scale; a strong track record of executing large capital programs, having built more generation than its next 20 peers combined over the last five years; deep supply-chain capabilities; an operating model that has produced top decile reliability and industry-leading cost performance; top decile customer service; and the industry’s second strongest credit rating. We’ve been able to address quickly accelerating growth in customer demand in Florida through new investments in generation and battery storage. FPL’s solar and storage fleet are the largest of any utility in the nation, and grid investments in automation, hardening, and undergrounding have led to industry-leading storm response and top decile reliability. FPL has been able to make these investments responsibly, with a bill that is 37 percent lower than the national average and 20 percent lower than it was two decades ago in real dollars, all while serving as the nation’s largest rate regulated utility in a state that ranks as the 14th largest economy in the world. NextEra has one of the best operating and development track records in the power sector. The Merger combines those capabilities with Dominion’s strong Virginia presence, experienced workforce, local relationships, and operating experience. Together, these strengths position the combined company to deliver upon the priorities of customer affordability, jobs, community outreach and support, and economic development, all while meeting Virginia’s growing need for power and clean energy requirements.

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II. STAFF AND CONSUMER COUNSEL CONCLUSIONS AND PROPOSED CONDITIONS

Q.	Please summarize Staff’s and the Consumer Counsel’s proposed conditions for merger approval.

A.	Staff and the Consumer Counsel filed several volumes of testimony, but the core of their respective positions can be summarized in two independent exhibits. Staff states that it would not oppose approval if the Commission imposes the conditions set forth in Staff witness Myers’ Appendix A. Consumer Counsel witness Smith states that if the Commission determines that the transaction should be approved, the conditions set forth in his exhibit LA-1 are a “full list of minimally necessary conditions.”

Q.	How many conditions are included in Staff’s Appendix A and Consumer Counsel Exhibit LA-1?

A.	Staff’s Appendix A contains 57 numbered conditions and requirements. Consumer Counsel Exhibit LA-1 contains six numbered conditions with multiple subparts totaling 60 conditions.

Q.	Are the Joint Petitioners willing to accept Staff’s and the Consumer Counsel’s conditions?

A.	The Joint Petitioners are prepared to accept 47 of the 57 conditions in Staff’s Exhibit A without modification and 54 of 60 conditions in the Consumer Counsel’s Exhibit LA-1 without modification.

That’s 101 of the proposed 117 conditions. Rebuttal Schedule 1 to my rebuttal testimony provides markups and proposed new language, where applicable, to both the Staff’s and Consumer Counsel’s exhibits.

Q.	What conditions in the Staff’s and Consumer Counsel’s lists did the Joint Petitioners reject or modify?

A.	The Joint Petitioners propose modifications to Staff Condition 10 (Independent Board of Directors), Staff Condition 11-12 (Bankruptcy Remote SPE), Staff Condition 13 (Non-Consolidation Opinion), Staff Condition 14 and 22 (Equity Financing), Staff Conditions 29 and 31 (Headcount Levels), and Staff Condition 42 (Damage Prevention). Joint Petitioners also propose modifications to Consumer Counsel Condition 2(w) (Use of DEV assets to secure debt), Consumer Counsel Condition 3 (Ring-fencing), and Consumer Counsel Condition 4(f) (DEV Office Changes). Joint Petitioners respectfully reject Staff Condition 30 (Headcount Level and Operations) and Consumer Counsel Condition 1(a)(Rate Increase Moratorium).

I am specifically addressing Staff Conditions 29-31 concerning headcount and operational restrictions, along with Witness Baine. I also address Consumer Counsel Condition 1(a). Witnesses Blue, Gaskill, Reed, and Dunne address the other conditions as to which the Joint Petitioners are proposing modifications.

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Q.	What does the willingness to accept most of Staff’s and the Consumer Counsel’s recommendations say about the issue?

A.	It shows that we share the objectives of protecting Dominion Energy Virginia’s financial integrity, maintaining reliable service, preserving appropriate local capability, and ensuring Commission oversight. The point of divergence is principally about whether a small number of highly restrictive conditions are necessary to achieve those objectives and whether those conditions would impose costs or operational constraints that are not justified by the alleged risk they are intended to address.

Q.	What workforce conditions do Staff propose in Conditions 29-31?

A.	Staff proposes that the combined company maintain at least 10,431 employees in Virginia for ten years, rather than the five-year commitment offered by the Joint Petitioners. Staff also proposes that, for ten years, NextEra and Dominion Energy Virginia be prohibited from reducing employment headcount levels, centralizing, or otherwise consolidating operations at any Dominion Energy Virginia generating facility or local district office. Staff would then require a further Commission proceeding in the seventh or eighth year after closing to review employment levels and other merger conditions. NextEra and FPL specifically are top decile operators across all generation technologies with the lowest operating costs among its peers, one of the highest equipment and customer reliability records, and one of the lowest bills in the industry at FPL. Simply put, NextEra is one of the best if not the best operators in the power sector. These results have been achieved with customer benefits and affordability at the forefront. However, Staff’s proposed restrictions would limit the ability to adapt operating practices as needed at individual generation plants and certain operational facilities, as technology, operating and customer needs evolve. Virginia jobs are already protected through the 5-year employment level commitment we have made. A requirement prohibiting our ability to adapt to changing needs and potentially be more efficient and effective in operations for a decade could impair our ability to provide adequate service at just and reasonable rates and, as demonstrated by our track record at FPL, is completely unnecessary. Ed Baine and his team have demonstrated real capabilities in driving operational efficiencies over time that have been customer beneficial. I see no reason for a merger condition that would effectively prohibit them from continuing to explore a full range of options to meet customer needs safely, reliably, and even more efficiently. Nor am I aware that this Commission has ever imposed such a requirement on utility management.

Q.	Do you agree with Staff’s objective of protecting the workforce and local operating capability?

A.	Yes. Our supplemental commitments demonstrate that. This is a merger of addition, not subtraction, and is not a transaction designed to hollow out Virginia jobs. Dominion Energy’s employees bring deep experience and proven capability in operating and maintaining a complex generation and delivery system and serving Virginia customers, and we expect that expertise to be essential to continue to deliver reliable, affordable, and increasingly clean energy. Virginia and Richmond in particular offer significant advantages and readily available access to numerous colleges, universities, and technical programs, making it extremely attractive for talent acquisition and development as we grow the company with our most important asset in mind, our people. That’s why we have committed to build a new office tower and to maintain Virginia headcount levels for at least five years.

Q.	Why do you object to a blanket ten-year prohibition on centralization or consolidation?

A.	Centralization and consolidation are one of many basic management tools used to facilitate sharing of expertise, lessons learned, technology, procurement, engineering, and development capabilities to be shared across the enterprise, allowing the business to be run more efficiently. NextEra has successfully used those tools to develop shared capabilities, which are a significant reason our businesses have achieved the customer benefits and performance results Staff itself recognizes. By strategically and thoughtfully deploying those tools, as discussed by witness Reed and reflected in his Exhibits JJR-2 and JJR-3, we have achieved top decile reliability at FPL, top decile operating performance across all generation types including wind, solar, storage, nuclear and gas fired generation, and it’s why we have achieved non-fuel O&M on a dollar per MWh basis that’s 70 percent lower than the industry average and 50 percent better than second best. Staff’s proposed prohibition on consolidation and centralization freezes an existing organizational model for a decade without regard to whether that model is right for customers over the longer term. Customers care about safe, reliable, responsive, and affordable service. Over a ten-year period, technology, operating practices, generation portfolios, cybersecurity needs, market conditions, and customer expectations may change substantially. A rule that says no function may be centralized or consolidated and headcount levels must stay where they are for a decade, regardless of the evidence, would prevent the Company from adopting a potentially safer, more efficient, or more effective way to perform work and could require customers to pay for duplicative activities that are no longer necessary.

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By saying this, I am not suggesting that there are plans to consolidate or centralize any of Dominion Energy Virginia’s operations. How the Company might operate even more efficiently in Virginia is a question that will be answered over time, with the local management team leading the analysis, just as they have in the past and do today. What I am saying is that these tools are two of several that should be evaluated and that the NextEra experience along these lines has been a powerful one.

Q.	Does Staff’s own operational analysis shed light on whether NextEra’s use of centralized support or leaner staffing necessarily harms reliability?

A.	No, and in my view, it points in the opposite direction. Staff found that FPL’s reliability performance, measured by SAIDI and SAIFI excluding major events, is among the best of the benchmark utilities it reviewed. Staff also reports that FPL’s non-nuclear generating fleet maintained availability generally in the 91 to 94 percent range over the last decade, materially above its peer averages, while its forced-outage rates were materially below peer averages. Staff’s nuclear comparison describes Point Beach as a consistently strong performer and concludes that, overall, the nuclear units it reviewed at NextEra and Dominion generally have good capacity factors that are comparable to or above industry averages except in years affected by refueling or major upgrade work. Those actual performance results, particularly in light of the level our nuclear and other generating assets are performing as articulated in more detail below, are difficult to reconcile with the proposition that NextEra’s operating model, simply because it uses centralized support or lower staffing in some functions, inherently jeopardizes safe and reliable service. And it certainly doesn’t lead to higher bills for customers. Witness Reed also provides additional support on this subject in his rebuttal testimony and in his Exhibits JJR-2 and JJR-3.

Q.	What about Staff’s comparison of operating costs?

A.	Staff also found that FPL’s non-fuel O&M expense per MWh is substantially lower than Dominion Energy Virginia’s, while separately recognizing that Dominion is itself a strong performer within its peer group. That is an important point, especially when considering that FPL’s non-fuel O&M expense is 70 percent lower than the national average and 50 percent lower than the second-best company in the industry. Efficiency is not evidence of inadequate service when it is accompanied by strong reliability and plant performance. One of the reasons for combining these companies is to identify practices, technologies, procurement approaches, and organizational structures that can deliver the same or better service at lower cost. A blanket ten-year prohibition on centralization would prevent the combined company from even considering some of those opportunities.

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Q.	Staff witness Cizenski states that operational performance should not necessarily be the decisive factor in this case. Do you disagree?

A.	I agree that no single metric decides the case. But operational performance is highly relevant when Staff’s specific concern is that NextEra’s operating model may jeopardize service. If the concern is that efficiency, centralization, or lower staffing necessarily leads to worse service, then the actual performance of the utility that operates under NextEra’s model is directly relevant. Staff’s own analysis shows strong reliability, strong generating-plant performance, and strong operating efficiency. That evidence should be given meaningful weight when the Commission evaluates whether a ten-year organizational freeze is necessary.

Q.	Staff discusses nuclear staffing and centralization within NextEra. How do you respond?

A.	NextEra’s nuclear fleet is currently ranked first among large U.S. nuclear fleets over the most recent 12-month period and is ranked first on average among large U.S. nuclear fleets over the last five years, and each one of our units is rated at the highest level available by independent industry reviewers while achieving the lowest O&M costs in the industry. In fact, based on our success, other large fleets are already following our lead in centralizing, including Dominion. Witness Blue, who is the current chairman of the Institute for Nuclear Power Operations, confirms in his rebuttal testimony that NextEra’s nuclear fleet performs at a high level. Witness Reed also discusses NextEra’s nuclear performance in this context. These objective performance metrics belie any concern about the way NextEra staffs and operates its generating assets.

Q.	What modifications to Staff’s Conditions 29-31 have the Joint Petitioners proposed?

A.	For Staff Condition 29, the Joint Petitioners have proposed maintaining the set employee headcount in Virginia for the five years that they proposed in their Supplemental Commitments rather than the 10 years proposed by Staff. That same return to a five-year commitment is carried through into Staff’s Condition 31. Joint Petitioners respectfully do not believe Staff Condition 30 is necessary or appropriate as discussed above and by Witness Baine. We believe that Staff Conditions 29 and 31 as modified strike the right balance of protecting the Virginia workforce and Commission oversight while at the same time not preventing DEV from providing potential savings and efficiencies to its customers.

Q.	Please explain why the Joint Petitioners rejected the Consumer Counsel’s Condition 1(A).

A.	The Consumer Counsel’s Condition 1(A) calls for a three-year rate increase moratorium following the consummation of the merger with the goal of providing “rate stability” for DEV’s customers, with a focus on residential customers. The Joint Petitioners believe that the four-year rate credits, which are part of a customer bill credit commitment totaling over $1.8 billion for Virginia alone, that have been offered in their Supplemental Commitments provide ample and stable relief from the bills that DEV’s customers would have paid without the merger and it is unnecessary to prevent DEV from seeking to recover its reasonable and prudent costs that it spends for the benefit of its customers in addition to accepting the substantial rate credits that the Joint Petitioners are already providing without any obligation or statutory requirement to do so.

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III. CUSTOMER AND COMMONWEALTH BENEFITS AND INTERVENOR PROPOSALS

Q.	What concrete benefits do Virginia customers receive if the Merger is approved?

A.	I should first note that the Transfers Act under which this case is proceeding requires that adequate service to the public at just and reasonable rates will not be impaired or jeopardized. In my view, that language does not call for any benefits to be provided. I believe that this fact is particularly important to keep in mind. Notwithstanding, the Joint Petitioners have offered a substantial package of enforceable and beneficial commitments. Those include approximately $1.78 billion of Virginia customer bill credits under the original allocation, an alternative proposal that would extend the typical residential customer’s $10 monthly bill credit from two years to four years, a commitment that customers will be held harmless from transaction and other merger-related costs, an additional $100 million of shareholder-funded energy assistance and weatherization support, a new shareholder-funded Richmond office tower, a five-year Virginia headcount commitment at current Dominion levels, approximately 600 additional NextEra enterprise jobs in Virginia along with other jobs from suppliers, contractors, and service providers, a $100 million shareholder funded workforce development fund, a Virginia supplier program of up to $1 billion annually for at least five years, dual headquarters, continued local utility leadership, and other protections described in our direct and supplemental filings. In combination, these items create an ecosystem of energy infrastructure and capabilities in Virginia that should lead to cost savings and operational efficiencies over time on top of significant economic development and direct and indirect job opportunities across the Commonwealth.

Q.	How do you respond to intervenors that have asked for more or different benefits?

A.	Given that the Transfers Act does not require any benefits to be provided at all, it is not logical to contend in my opinion, as many intervenors have, that there is a requirement that the Joint Petitioners provide a separate affirmative benefit for every intervenor constituency to satisfy every policy or business objective that they may have. That said, the Joint Petitioners have gone well beyond the statutory minimum by offering substantial customer benefits and protections.

Q.	Why does that matter?

A.	Because a transfer proceeding should not become a vehicle for resolving existing disagreements with utility policies or procedures, or for obtaining policy outcomes that would ordinarily be considered in rate cases, integrated resource plan proceedings, tariff proceedings, rulemakings, or the legislative process. Conditions should have a reasonable relationship to a risk created or materially changed by the transaction. Otherwise, the Commission risks imposing costs or restrictions that customers would not face absent the Merger and that have little to do with whether service at just and reasonable rates will be impaired or jeopardized.

Q.	What is the practical choice before the Commission in your view in resolving what intervenors have asked for?

A.	Most of the intervenors frame the choice being made in this proceeding as no merger or a hypothetical world in which every participant receives the conditions they request at no cost or consequence. The real choice here is the comparison between DEV with the Merger, subject to reasonable protections, and DEV without the Merger. The first option provides DEV access to NextEra’s scale, experience and execution capabilities across the energy value chain, plus billions of dollars of customer and Commonwealth commitments. The second option leaves the Company to meet substantial challenges alone without any of those benefits. In my judgment, the first is the stronger outcome for customers.

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Q.	In your opinion, will adequate service to the public at just and reasonable rates be impaired or jeopardized as a result of the combination?

A.	No. First, I can unequivocally say that the combined company will be able to provide adequate service. The ability of the combined company to provide service to the public at just and reasonable rates is overwhelmingly established given the continuation of DEV’s strong operations, experienced workforce, and local leadership, together with NextEra’s scale, operating cost performance, low customer bills, development and supply chains capabilities, and top decile operating performance. It’s hard for me to imagine how the combination of two industry leading companies could result in a worse outcome for or do harm to customers.

Q.	Are there intervenor proposals that could actually make it harder to meet Virginia’s infrastructure needs?

A.	Yes. Proposals that, for example, rigidly restrict capital structure, reduce or cap returns without regard to future capital-market conditions, freeze rates, or add layers of approval to ordinary operating decisions can affect the degree to which service to customers can be affordably enhanced and needed capital can be deployed efficiently. The irony is that Virginia is entering a period in which it needs more infrastructure investment, not less. Customer protections should be designed to protect customers from merger-related harm without creating a new set of barriers to the investment customers need.

Q.	Does that mean you oppose strong customer protections?

A.	No. We have voluntarily offered strong protections and are prepared to accept nearly all of the additional requirements proposed by Staff and the Consumer Counsel. Moreover, I believe that the total package of commitments made here far exceeds what is needed to protect customers. This being said, each condition should be evaluated under the Transfers Act standard for its purpose, necessity, duration, cost, and practical effect without undermining the customer benefits of the combination.

Q.	How do you respond to suggestions that NextEra is not committed to Virginia or Richmond or to keeping employees in Richmond and Virginia over the long term?

A.	Any such suggestions seem patently unreasonable to me. We’re committing to a dual headquarters. We’re committing to maintaining Virginia headcount levels for five years. We’re constructing a new office tower in downtown Richmond that will house NextEra and Dominion Energy Virginia employees. We’re committing to a $100 million workforce development fund. We’re committing to up to a $5 billion supplier fund. We’re adding 600 NextEra jobs and have letters of intent for 400 more supplier, contractor and service provider jobs. We’re stepping up community benefits. In case there is any doubt, I again affirm our commitment to Virginia, including jobs, community support, economic development and physical presence. Richmond and Virginia are not losing a Fortune 500 company. Rather, through the combined company, they are gaining what is expected to be a Fortune 100 company with the opportunity to become a global power and energy infrastructure leader through the creation of an energy ecosystem and the co-headquarters of a world leader across Virginia.

IV. THE STRATEGIC AND OPERATING CONTEXT FOR THE MERGER

Q.	What is the most important context the Commission should keep in mind when evaluating this transaction under the statutory standard?

A.	The electric industry has entered one of the most capital-intensive periods in decades. Utilities must add generation, storage, transmission, distribution, cybersecurity, and other infrastructure while maintaining affordability and reliability. Those pressures are particularly acute in Virginia given the pace of load growth, the scale of the infrastructure that must be built, and the Commonwealth’s existing policy objectives. The challenge is to build the infrastructure affordably and quickly, while keeping pace with demand, preserving reliable service and keeping customer bills affordable. Given the requirements of the Virginia Clean Economy Act and the statutory mandate to deploy 20 gigawatts of energy storage, NextEra, the operator of one of the nation’s best performing utilities and the world’s leader in renewable energy and storage, is a particularly well-suited partner to help meet this challenge.

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Q.	Does Staff’s own testimony provide evidence of that challenge in Virginia?

A.	Yes. Staff witness Myers reports that, in 2025, purchased power represented approximately 25 percent of DEV’s generation needs, compared with approximately 3 percent for Florida Power & Light Company (“FPL”). Staff also reports that DEV purchased approximately 25.6 million MWh in 2025, compared with approximately 4.4 million MWh at FPL, and that DEV’s purchased-power expense was approximately $74.22 per MWh compared with approximately $45.75 per MWh at FPL. Staff further notes that DEV’s increasing purchased power exposure has coincided with substantial load growth, including data-center growth and increased supply volatility and market price exposure. Those facts show the magnitude of the supply challenge the Company must solve and the potential cost pressures from relying heavily on volatile and expensive energy purchased from the market.

Q.	Why is NextEra particularly well suited to help meet that challenge?

A.	Because scale, supply chain, and execution capability matter enormously in the environment I just described. NextEra has extensive experience developing, financing, constructing, procuring, and operating energy infrastructure at scale. Staff’s testimony recognizes NextEra’s scale, balance-sheet strength, strong credit rating, supply-chain reach, construction experience, development expertise, and operating capabilities. Those are not abstract attributes. They are capabilities that can help Dominion Energy Virginia plan and execute a very large infrastructure development and construction program, compete for equipment and labor, manage project schedules, and reduce execution risk as well as improve operations at its existing assets.

Q.	Are customer bills going to increase as a result of NextEra becoming DEV’s parent company?

A.	No. First, customers won’t pay one penny for the merger costs. Second, as noted earlier, power demand is increasing and will require building more energy infrastructure in Virginia. If one agrees that more energy infrastructure should be built in Virginia, the question is whether a stand-alone Dominion or the combined company can do it more affordably for customers. There is no question in my mind that the combined company can do so. In building new energy infrastructure, it only makes sense that a larger combined company with additional development experience can buy equipment cheaper, build new energy infrastructure cheaper, operate new energy infrastructure cheaper and, when that company has a superior credit rating, can finance its projects more cheaply. No company will be better positioned to deliver clean energy at scale than the combined company which will be the world’s leader in renewables and storage and the second largest nuclear operator in the country. When it comes to providing adequate service at just and reasonable rates, the combined company’s capabilities are unmatched.

Q.	What does the operating record show about NextEra’s utility capabilities?

A.	Staff’s own operational review is important on this point. Staff found that FPL’s traditional reliability metrics are among the best of the benchmark utilities it reviewed. Staff also found that FPL’s fossil and renewable generating fleet has maintained very high availability and very low forced-outage rates relative to peers. Staff further found that FPL operates at substantially lower non-fuel O&M per MWh than DEV. In other words, the record does not show an FPL operating model that sacrifices reliability for efficiency or one that invests capital in a way that adversely impacts affordability or customer bills. It shows the opposite: a utility that has combined investment, operating excellence, and scale to produce affordable bills, strong reliability and superior cost performance. That performance is why I firmly believe FPL is one of the best electric utilities in the country. Its scale has not come at the expense of customer value; it has reinforced it.

Q.	Are you suggesting that Dominion Energy Virginia cannot meet its obligations on a stand-alone basis?

A.	No. However, I believe that the combined company will be even better positioned together to do so. The next decade will require that Dominion Energy Virginia deploy an extraordinary amount of capital and execute successfully to continue to meet its customer needs while achieving state policy directives, including the Virginia Clean Economy Act. As compared to a standalone scenario, the combined company would address those robust and critical needs with a larger balance sheet, a stronger credit rating, broader procurement leverage, deeper development and construction capabilities, a larger operating platform, and access to NextEra’s deeper experience across a much broader set of energy technologies including NextEra’s position as the largest renewable energy company and battery storage developer in the world. In my view, that is a materially stronger starting position for customers.

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Q.	How do you view the Merger when the Commission looks beyond the next year or two?

A.	I believe the long-term comparison is exceedingly compelling. DEV needs to add supply and infrastructure while managing reliability, affordability, and policy requirements. Over time, the combined company should be better positioned to build needed infrastructure, reduce exposure to volatile out of state power purchases, compete for scarce equipment and skilled labor, and execute large projects. I am not suggesting that every project will cost less or that market prices will never rise. I am saying that customers are better served by a utility with more tools and more scale than by one with fewer, and this would remain the case even if DEV was not facing the unprecedented growth that it is experiencing today.

V. CONCLUSION

Q.	What is your bottom-line recommendation to the Commission after reviewing Staff and intervenor testimony?

A.	I continue to strongly support approval of the Merger and firmly believe that the combined company will continue to provide adequate service at just and reasonable rates. That is the statutory standard under which this proposal must be evaluated, and I believe the evidence overwhelmingly shows that it has been met. Additionally, the record shows a real infrastructure need in Virginia, a strong strategic fit, and a NextEra operating platform with demonstrated scale and performance. The Joint Petitioners have offered substantial enforceable commitments and are prepared to accept the vast majority of Staff’s and the Consumer Counsel’s proposed conditions. The Commission should address identifiable risks with targeted protections, while avoiding conditions that unnecessarily isolate Dominion Energy Virginia from the benefits of the combined company or freeze its operating model for ten years. The Commission should also keep the practical stakes in view. Dominion Energy Virginia is in a period of extraordinary capital requirements. It needs more generation, storage, transmission, and other infrastructure, and substantial capital to build it. The Merger gives Dominion access to a stronger credit profile, a larger capital base, and a company that has repeatedly demonstrated the ability to execute capital programs at this kind of scale together with an industry leading customer value proposition.

Q.	How would you characterize the choice for customers?

A.	With the Merger, Dominion Energy Virginia retains its local identity and Commission oversight while gaining access to NextEra’s scale and broader capabilities, and customers receive the commitments we have offered. Without the Merger, those commitments disappear and the Company faces the same growth and infrastructure needs and challenges on a stand-alone basis. I believe approval with appropriately tailored conditions is the better long-term outcome for customers and the Commonwealth. The question is not whether Dominion Energy Virginia can continue to operate capably without the Merger; it can and must. The question is whether it should confront the next decade’s extraordinary infrastructure requirements without the financial strength, operating capabilities, development expertise, and customer commitments that this transaction provides. In my judgment, that would be a materially worse outcome for Virginia customers.

Q.	Does this conclude your rebuttal testimony?

A.	Yes, it does.

11

Joint Petitioners Exhibit No. ___

Witness: JWK

Rebuttal Schedule 1

Case No. PUR-2026-00112 | Staff Appendix A

APPENDIX A

Staff Recommended Conditions and Requirements for Approval of the Merger

Independence of DEV

1.	DEV shall manage its operations as a separate regional business and shall retain local responsibility for making decisions to achieve DEV objectives. Merger Commitment No. 8

2.	DEV shall continue to exist as a separate legal entity after the Merger. Merger Commitment No. 9

3.	The utility president of DEV shall continue to be a resident of Virginia, with responsibility for the direction and management of the utility’s business interests and public service obligation. Merger Commitment No. 7; Myers Direct at 90 (addition of “and public service obligation”)

4.	DEV shall maintain separate books and records (which shall be maintained in its service territory). DEV shall provide access on demand to its original books and records as maintained in the ordinary course of business in accordance with applicable law and shall maintain books in compliance with GAAP. Merger Commitment No. 16

5.	DEV shall hold all its property in its own name, shall not assume liability for the debts and shall not guarantee the debt or credit instruments of any affiliate. Merger Commitment No. 17

6.	The Commission shall continue to exercise regulatory authority over DEV in the same way as it currently does. Merger Commitment No. 19

7.	DEV shall continue to abide by all affiliate requirements and restrictions and submit, as required, new affiliate agreements for approval by the Commission. Merger Commitment No. 20

8.	DEV shall maintain separate bank accounts, financing arrangements, and day-to-day cash management processes. Myers Direct at 91-92

9.	DEV shall not participate in a centralized cash management pool, be subject to cash sweeps, or provide loans or other financing to NextEra or its affiliates, except as permitted by applicable law and subject to prior approval by the Commission under the Affiliates Act and/or Securities Act. Myers Direct at 91-92

10.	DEV shall be directed to expand the size of the DEV Board of Directors from three to ~~seven~~five directors, with the additional ~~four~~two directors consisting of duly qualified individuals who are independent and otherwise unaffiliated with NextEra. Accordingly, the ~~four~~two independent members shall not (1) sit on the board of NextEra or any other post-Merger affiliated company other than DEV; (2) hold a position of employment with NextEra, DEV, or any other post- Merger affiliated company; (3) hold NextEra stock (excluding holdings through mutual funds, index funds, retirement plans or similar diversified investment vehicles); or (4) be related ~~in any way~~ to any other director or corporate officer of NextEra, DEV, or any other post-Merger affiliated company~~. Myers Direct at 95-99~~ in a manner that would reasonably be expected to impair the objectivity of the director’s judgment. A majority of the DEV Board shall be Virginia residents. A voluntary petition for bankruptcy by DEV shall require the unanimous vote of the DEV Board. The provisions of this paragraph 10 supersede and replace any prior commitment or discovery response of any of the Petitioners regarding the composition of the DEV Board.

11.	~~The~~At or prior to the Effective Time, the Petitioners shall ~~be directed to~~(i) establish a bankruptcy remote SPE to serve as DEV’s direct parent and sole shareholder~~. Myers Direct at 99-105~~; and (ii) cause DEI to execute and deliver to the SPE an agreement assigning all of DEI’s equity interests in DEV to the SPE, such assignment to be effective and conditioned only upon the event of a one notch downgrade of any two of the following three credit ratings of NextEra Energy, Inc.: S&P Global Ratings long-term issuer credit rating, Moody’s Ratings long term issuer rating and Fitch Ratings issuer default rating (such event, a “Trigger Event”).

Joint Petitioners Exhibit No. ___

Witness: JWK

Rebuttal Schedule 1

Case No. PUR-2026-00112 | Staff Appendix A

12.	The following conditions shall apply to the bankruptcy remote SPE:

a.	The SPE shall have no employees and no operational functions other than those related to holding the equity interests in DEV.

b.	The SPE shall maintain adequate capital in light of its contemplated business purpose, transactions, and liabilities.

c.	At least one director of the SPE shall be an independent director, who would be an employee of an administration company in the business of protecting SPEs.

d.	The SPE shall issue a non-economic interest in the SPE (Golden Share) to an administration company in the business of protecting SPEs, which could be the same as the administration company retained to provide the person to serve as the independent director of the SPE.

e.	The independent director and the holder of the SPE’s Golden Share shall have a voting right on matters specified in the SPE governing documents, as described below.

f.	A voluntary petition for bankruptcy by the SPE shall require the affirmative consent of the holder of the Golden Share and the unanimous vote of the SPE board of directors.

g.	~~A~~Following a Trigger Event, a voluntary petition for bankruptcy by ~~the utility~~DEV shall require the affirmative consent of the holder of the Golden Share, the unanimous vote of the SPE board of directors (including the independent director), and the unanimous vote of the DEV board of directors.

h.	A unanimous vote by the SPE’s board of directors and the affirmative consent of the holder of the Golden Share shall also be required to amend the SPE’s organizational documents affecting the voting rights and the other aspects of ring fencing in ~~the SPE governing documents~~these commitments.

i.	The SPE shall maintain arms-length relationships with each of its affiliates and observe all necessary, appropriate and customary company formalities in its dealings with its affiliates.

j.	At all times, the SPE shall hold itself out as an entity separate from its affiliates, shall conduct business in its own name through its duly authorized directors and officers and comply with all organizational formalities to maintain its separate existence and shall use commercially reasonable efforts to correct any known misunderstanding regarding its separate identity.

k.	The SPE shall maintain its own separate books, records, bank accounts and financial statements reflecting its separate assets and liabilities.

l.	The SPE shall comply with GAAP in all material respects (subject, in the case of unaudited financial statements, to the absence of footnotes and to normal year-end audit adjustments) in all financial statements and reports required of it and issue such financial statements and reports separately from any financial statements or reports prepared for its affiliates; provided that such financial statements or reports may be consolidated with those of its affiliates if the separate existence of the SPE and its assets and liabilities are clearly noted therein.

m.	The SPE shall account for and manage all of its liabilities separately from any other entity and pay its own liabilities only out of its own funds.

n.	The SPE shall not make loans.

o.	The SPE shall neither guarantee nor become obligated for the debts of any other entity nor hold its credit or assets as being available to satisfy the obligations of any other entity. ~~Myers Direct at 101-103~~

13.	The Petitioners shall obtain a customary Non-Consolidation Opinion from a third-party attorney ~~confirming the bankruptcy remoteness of the SPE, prior to the Effective Time. If a Non- Consolidation~~that, if DEI or NextEra became a debtor, a bankruptcy court should not order the substantive consolidation of DEV’s or the SPE’s assets and liabilities with those of DEI or NEE. If a Non-Consolidation Opinion is not obtained from a third- party attorney, the Petitioners shall not proceed to closing of the Merger. Myers Direct at 102-103

14.	DEV shall maintain the ratemaking equity ratio approved by the Commission and ~~shall not pay out dividends to its parent in amounts~~ NextEra and DEV will take the necessary actions to maintain, and will not take any actions that would jeopardize DEV’s ability to maintain, such ratemaking equity ratio as of the end of each quarter. ~~Myers Direct at 105-107~~

2

Joint Petitioners Exhibit No. ___

Witness: JWK

Rebuttal Schedule 1

Case No. PUR-2026-00112 | Staff Appendix A

15.	The Commission shall incorporate by reference the Petitioners’ representation that NEET will not participate in or own future transmission projects that are located in the DOM Zone in PJM following approval of the Merger. Myers Direct at 110-112

16.	DEV shall have the right of first refusal to be the entity that develops, owns, and operates all generation projects to be developed by NextEra and its affiliates in the DOM Zone post- Merger. Myers Direct at 112-115; Samuel Direct at 22

17.	DEV shall retain the ultimate decision-making authority over how it plans to meet its load forecast due to large load customers through its Integrated Resource Plan process and continue working towards achieving the goals of the Virginia Clean Economy Act through its Integrated Resource Plan process. Samuel Direct at 19

Adequate Service to Customers

18.	DEV shall maintain its commitment to customer service quality at no less than current levels. The Merger shall not diminish DEV’s focus on installing, upgrading, and maintaining facilities necessary for safe and reliable operations. Merger Commitment No. 3

19.	NextEra shall maintain the operating headquarters of DEV in Richmond, Virginia. The operating headquarters of DEV in Richmond, Virginia, shall continue to maintain the significant local presence necessary to provide safe, reliable and affordable electric service. NextEra shall ensure DEI’s workforce in each DEI jurisdiction retains sufficient experience with the respective utility to maintain service quality and reliability at levels existing at each utility prior to the closing of the Merger. Merger Commitment No. 6

20.	NextEra shall take all necessary action such that, as of the Effective Time, (i) Robert M. Blue shall hold a senior executive-level position with NextEra as President and Chief Executive Officer of Regulated Utilities (i.e., Dominion Energy Virginia/Dominion Energy North Carolina, Dominion Energy South Carolina, and Florida Power & Light) and (ii) each existing president of each Dominion Utility shall continue in such role. Merger Commitment No. 10

21.	NextEra shall maintain dual corporate headquarters in Juno Beach, Florida and Richmond, Virginia. Merger Commitment No. 5

22.	NextEra commits to provide equity financing to DEV ~~with the intent of maintaining~~in order to maintain DEV’s capital structure and to ~~maintaining~~maintain credit metrics that are supportive of strong ~~investment- grade~~investment-grade credit ratings for DEV. ~~Merger Commitment No. 18~~

23.	Following the Effective Time and until the eighteen-month anniversary of the Effective Time, NextEra shall not terminate the employment of employees of Dominion Utilities, including those that are employed by DES, Dominion Technical Solutions, or DEV which serve Dominion Utilities, immediately before the Effective Time (the “Dominion Employees”) other than (x) for cause or (y) a Dominion Employee’s material failure to satisfactorily perform assigned duties (provided that such duties are substantially similar to the duties assigned to such Dominion Employee immediately prior to the Effective Time, or if not substantially similar, such duties are commensurate with such Dominion Employee’s education, skills and experience), in the case of each of the foregoing clauses (x) and (y), as reasonably determined by NextEra on an individualized basis in good faith;

provided that, any determination pursuant to clause (y) shall be made in a manner consistent with NextEra’s then-effective performance management practices applicable to similarly situated employees of NextEra. Merger Commitment No. 12

24.	NextEra is required, for a two-year period following the Effective Time, to provide Dominion Non-Union Employees with compensation and benefits—including base salary, annual and long-term incentive opportunities, severance, and other Employee benefits—that are no less favorable in the aggregate than those in effect immediately prior to the closing of the Merger. NextEra must also recognize each Dominion Employee’s prior service for eligibility, vesting, and benefit levels under NextEra’s plans, and ensure that Dominion Employees are not subject to new waiting periods, pre-existing condition exclusions, or loss of credit for co- payments and deductibles already incurred. Merger Commitment No. 13.

25.	Dominion Employees who are covered by a collective bargaining agreement shall be provided with terms and conditions of employment in accordance with the terms of such collective bargaining agreement until the expiration, modification, or termination of such collective bargaining agreement in accordance with its terms or applicable law. Merger Commitment No. 14

26.	NextEra shall give Dominion Employees due and fair consideration for other employment and promotion opportunities within the larger NextEra organization, both inside and outside of Virginia, South Carolina, and North Carolina. Merger Commitment No. 15

3

Joint Petitioners Exhibit No. ___

Witness: JWK

Rebuttal Schedule 1

Case No. PUR-2026-00112 | Staff Appendix A

27.	From and after the Effective Time until December 31, 2029, NextEra shall maintain DES and shall cause it to continue to provide the same or substantially similar services to DEV at no less than the level, scope, quality, and frequency of such services as provided immediately before the Effective Time. Merger Commitment No. 11

28.	The Commission incorporates by reference NextEra’s commitment to fund a new $100,000,000 workforce development fund dedicated to preparing Virginians for the jobs that the Commonwealth’s growing energy economy will require. This amount shall be entirely funded by NextEra shareholders and shall not be recoverable from customers in the future. Supplemental Merger Commitment No. 8

29.	NextEra shall maintain an employment headcount minimum for the combined company of 10,431 employees in Virginia for ~~10~~5 years following the Effective Time, commensurate with DEI’s current Virginia employee headcount. Myers Direct at 121-123.

30.	[Reserved.]

~~30.~~	~~NextEra and DEV shall not reduce employment headcount levels, centralize, or otherwise consolidate operations at any of DEV’s generating facilities or local district offices for a period of 10 years following the Effective Time. Myers Direct at 121-123; Cizenski Direct at 33-34; Samuel Direct at 12~~

31.	By March 31 of the ~~seventh or eighth~~fourth or fifth calendar year following the calendar year that includes the Effective Time, NextEra and DEV shall file a subsequent petition in this docket for a review of DEV’s post-Merger provision of adequate service at just and reasonable rates, including reporting on the status of employment headcount levels in Virginia as well as ~~DEV’s~~ proposed headcount levels going-forward after the expiration of the ~~10~~5-year headcount ~~requirements~~requirement directed herein. Such proceeding shall be filed in whichever of the ~~seventh or eighth~~fourth or fifth calendar year coincides with the year during which DEV is not before the Commission for a biennial review of base rates. ~~Myers Direct at 121-123~~

32.	For a minimum of 10 years from the Effective Time, DEV customer utility bills shall not be considered delinquent until the next monthly due date following a missed payment. Cizenski Direct at 28

33.	Programs that offer payment arrangements consistent with what is currently offered by DEV, shall be continued for a period of at least 10 years following the Effective Time. Cizenski Direct at 28

34.	Post-Merger, DEV shall continue to cooperate with the Commission Staff on the Company’s cyber and physical security activities, including quarterly security event briefings, annual cybersecurity reviews, monthly intelligence briefings, incident response notifications, including the sharing of OE-417 documentation, and implementation of cybersecurity requirements for interconnections at the distribution level, including the testing, validation, and auditing of the implemented cybersecurity measures. Cizenski Direct at 12

35.	Post-Merger, DEV shall maintain at least the current level of cyber and physical security preparedness and capabilities within Virginia. Cizenski Direct at 12

Just and Reasonable Rates

36.	Customers shall be held harmless from any costs or charges arising from the Merger, including but not limited to transaction costs, transition costs, acquisition premiums, financing expenses, and restructuring costs. No such costs shall be recovered through rates, riders, trackers or other regulatory mechanisms. DEV shall not seek direct or indirect cost recovery from customers of any acquisition premium or “goodwill” associated with the Merger. Merger Commitment No. 2

37.	After the close of the transaction, NextEra has committed to fund customer rate credits for Dominion utility customers in the aggregate amount of $2,250,000,000, of which $5,000,000 will be allocated to Dominion Energy South Carolina gas customers, and the remainder allocated to the three operating states (Virginia, North Carolina, and South Carolina) on the basis of each state’s pro rata share of 2025 total electric energy sales. The Virginia jurisdictional aggregate amount of such customer rate credits shall be approximately $1,585,306,000. The individual customer rate credit amounts shall be calculated annually based on the customer’s historic consumption during the prior calendar year, and the allocation of the rate credits shall be designed such that the refund amount for a typical 1,000 kWh residential electric customer in Virginia shall be $10 per month over a 48-month bill credit period, with the remainder allocated to Virginia jurisdictional non-residential customer classes excluding the GS-5 rate class, over a 24-month rate credit period. All bill credits shall be reflected as a separate line item on customer bills. No rate credit amounts shall be recoverable from customers in the future. NextEra shall contribute funding in addition to the original amount allocated to Virginia jurisdictional customers, if necessary, to ensure that the typical residential customer utilizing 1,000 kWh of electricity per month receives a $10 per-month bill credit for each month during the 48-month bill credit period. Myers Direct at 135-136 (Petitioners’ Alternative Bill Credit Proposal)

4

Joint Petitioners Exhibit No. ___

Witness: JWK

Rebuttal Schedule 1

Case No. PUR-2026-00112 | Staff Appendix A

38.	Between the successful closing of the Merger and July 1, 2038, NextEra shall fund, in the aggregate, $100,000,000 toward the pilot program under Code § 56-585.1:2 for energy assistance and weatherization for low-income, elderly and disabled individuals in the Company’s Virginia service territory. This credit shall be incremental to current funding obligations of the Company under the referenced statute, shall be entirely funded by NextEra shareholders, and shall not be recoverable from customers in the future. Supplemental Merger Commitment No. 2

Pipeline Safety/Damage Prevention

39.	DEV shall continue to be required to adhere to the safety recommendations adopted in Case No. PUR-2024-00096. Connolly Direct at 3

40.	DEV shall be required to report to the Commission Staff’s 24-hour on-call number as soon as practicable the following: (1) any and all excavation damages of DEV pipeline facilities; (2) any and all leaks on DEV pipeline facilities that cannot be repaired by lubrication, adjustment, or tightening; (3) any and all leaks or other operational conditions on DEV pipeline facilities that attract media coverage; and (4) any and all events on DEV pipeline facilities that meet reporting criteria in the Commission’s Pipeline Safety Standards. Connolly Direct at 4

41.	DEV shall be required to provide access to: (1) any and all jurisdictional DEV pipeline facilities, procedures, and records upon a reasonable request and notice by Commission Staff responsible for carrying out the Commission’s Pipeline Safety Program, pursuant to the Commission’s Pipeline Safety authority resulting from Code § 56-257.2 and Virginia Administrative Code § 20 VAC 5-309-210; and (2) any and all jurisdictional DEV pipeline facilities, jurisdictional underground electrical facilities, excavation/demolition sites, underground utility locate processes, and associated damage prevention records upon a reasonable request and notice by Commission Staff responsible for carrying out the Commission’s Damage Prevention Program and Commission’s Pipeline Safety Program, pursuant to Virginia Administrative Code § 20 VAC 5-309-210. Connolly Direct at 3, 5

42.	DEV ~~shall be required to: (1) maintain a comparable level~~will work collaboratively with Staff in any future Commission rulemaking proceeding or task force established to evaluate whether and how to implement standards of general application related to (1) appropriate levels of staffing for ~~its~~ underground utility locating and marking efforts ~~(i.e. with no reductions greater than 10 percent of current levels); (2) maintain~~; (2) damages-per-1,000-excavation-notices ~~rate of 1.2 damages per 1,000 excavation notices or better~~rates; (3) ~~not allow the~~ 811 ~~Notification “no show” rate to increase more than 1.5 percent over the 2021-2025 average of 2.48 percent (i.e. 3.98 percent); (4) provide quarterly reports to the docket for this case for two years after the Joint Petition is approved that detail DEV’s staffing levels, damages-per-1,000-excavation-notice rate, and its “no show” rate for the most recent quarter; and (5) provide an annual report by March 15 of each year for the preceding calendar year—and reports upon request—to URS Division Staff detailing DEV’s staffing levels, damages-per-1,000- excavation-notice rate, and its “no show” rate, and any other performance metric requested by Staff associated with DEV’s ability to comply with the Virginia Underground Utility Damage Prevention Act and the Commission’s Rules for Enforcement of the Underground Utility Damage Prevention Act. Should the Commission adopt the Pipeline Safety and Damage Prevention recommendations, Staff will review DEV’s damage prevention performance on an ongoing basis through review of the reports identified above and other engagement. If necessary, Staff will petition the Commission in a future proceeding if performance issues are identified that can’t be addressed in a reasonable manner and timeframe. Connolly Direct at 6, 8-9~~Notification “no show” rates; and (4) associated reporting obligations and enforcement mechanisms.

Reporting and Other Requirements

43.	The Commission’s approval shall be contingent upon closing the Merger pursuant to the terms and conditions of the Merger Agreement. No changes to such terms and conditions shall be made before or at closing, without prior Commission approval. Myers Direct at 140-141

5

Joint Petitioners Exhibit No. ___

Witness: JWK

Rebuttal Schedule 1

Case No. PUR-2026-00112 | Staff Appendix A

44.	The Commission’s approval shall have no ratemaking implications. In particular, approval shall not guarantee the recovery of any costs directly or indirectly related to the Merger. Myers Direct at 140-141

45.	The Commission’s approval granted in this case shall be conditioned upon the Petitioners obtaining all necessary federal regulatory approvals. Myers Direct at 140-141

46.	No Merger-related goodwill or impairments thereto shall be pushed down to DEV’s books. Myers Direct at 140- 141

47.	The Petitioners shall maintain a high degree of cooperation with the Commission Staff and shall take all necessary action to ensure DEV’s timely response to Staff inquiries with regard to the provision of adequate service at just and reasonable rates in Virginia. Myers Direct at 140-141

48.	Should the Merger not be consummated, the Petitioners shall forthwith file a Termination Notice with an explanation of the reasons for the termination of the Merger Agreement. DEI and DEV shall maintain records to track separately any Merger-related Termination Fees that are received or paid, by company, date, account number, or account title, and amount. Termination Fees paid by DEI to NextEra, if any, shall not be recoverable from DEV’s customers. This information shall be included in the Termination Notice if the Merger Agreement is terminated for any reason. Myers Direct at 140-141

49.	Petitioners shall be required to file an Initial Report of Action within 60 days of the Effective Time, in this docket, subject to administrative extension by the Director of the Division of Utility Accounting and Finance (“UAF Director”). The Initial Report of Action shall include the following:

a.	~~a.~~ The closing date of the Merger, b. The actual total sales price, c. The actual accounting entries recorded on the Petitioners’ books to reflect the Merger. The initial Merger-related accounting entries shall include, but not be limited to: i. all transaction cost accounting entries for the Petitioners; ii. all Merger-related fair value, goodwill, and/or acquisition premium accounting entries for the Petitioners; and iii. all Merger-related tax accounting entries for DEV, if any. d. A certification that no Merger-related goodwill or acquisition premium entries were pushed down to DEV’s books. e. A certification that all Merger-related transaction costs, transition costs, financing expenses, and restructuring costs on DEV’s books were recorded in “below-the-line” accounts. f. Reporting on dividend payments including: i. The dollar amount of quarterly dividends, for each year for a rolling five- year period. ii. Selected financial metrics, for each year for a rolling five-year period including: 1. Operating cash flow; 2. Investment cash flow; 3. Issuance of common stock or equity contributions, by quarter; 4. Partner contributions; 5. Net cash flow (excluding debt); 6. Moody’s CFO Pre- WC/Debt; 7. Ratemaking capital structure equity ratio. g. Reporting on any ongoing Merger-related costs incurred by DEV to-date, by month and by FERC account, including but not limited to: i. Transaction costs, transition costs, financing expenses, and restructuring costs, by month and by FERC account, and including supporting transaction level details; ii. all Merger-related changes to pension or other post-employment benefit plans, 401(k) plans, and other benefit plans; iii. all Merger-related severance costs; and iv. all Merger-related charitable contribution costs. h. A list of all specific commitments made to other regulatory authorities as conditions for obtaining approval of the Merger and a Certification from the Petitioners that the costs of all such commitments made to non-Virginia jurisdictions have not been, and shall not be, charged, allocated, or otherwise assigned in any way that shifts any such costs to Virginia customers, either directly or indirectly. i. A detailed analysis identifying costs, savings, and any efficiencies achieved as a result of the Merger. Myers Direct at 140-141; Pippert Direct at 48-49

50.	The Petitioners shall file Annual Reports of Action in this docket on or before March 31 of each year for 10 years following the Effective Time and as needed on or before March 31 of each year thereafter until all Merger commitments and requirements are satisfied. Filing of the Annual Reports of Action shall be subject to administrative extension by the UAF Director. The Annual Reports of Action shall include the following:

a.	~~a.~~ Updates to all the information required in the Initial Report of Action. b. Reporting on dividend payments including: i. The dollar amount of quarterly dividends, for each year for a rolling five- year period. ii. Selected financial metrics, for each year for a rolling five-year period including: 1. Operating cash flow; 2. Investment cash flow; 3. Issuance of common stock or equity contributions, by quarter; 4. Partner contributions; 5. Net cash flow (excluding debt); 6. Moody’s CFO Pre-WC/Debt; 7. Ratemaking capital structure equity ratio. c. Ongoing Merger-related costs incurred by DEV, by month and by FERC account for the prior calendar year, including supporting transaction level details, including but not limited to: i. transaction costs, transition costs, financing expenses, and restructuring costs; ii. all Merger-related changes to pension or other post-employment benefit plans, 401(k) plans, and other benefit plans; iii. all Merger-related severance costs; and iv. all Merger- related charitable contribution costs. d. Any subsequent revisions to the initial Merger-related accounting entries. e. Ongoing reporting on the cumulative cost, by year and by month, of commitments made to other regulatory authorities as conditions for obtaining approval of the Merger and a Certification from Petitioners that the costs of all such commitments made to non-Virginia jurisdictions have not been, and shall not be, charged, allocated, or otherwise assigned in any way that shifts any such costs to Virginia customers, directly or indirectly. This information shall be included in the Annual Report of Action until such time as the commitments are completed. j. A detailed analysis identifying costs, savings, and any efficiencies achieved as a result of the Merger. Myers Direct at 140-141; Pippert Direct at 48-49.

6

Joint Petitioners Exhibit No. ___

Witness: JWK

Rebuttal Schedule 1

Case No. PUR-2026-00112 | Staff Appendix A

51.	All information in the Annual Reports of Action shall also be available upon request by Staff between Annual Report of Action filings. Myers Direct at 140-141

52.	Petitioners shall notify the UAF Director forthwith of any credit rating action for DEV or NextEra, as well as provide an explanation for the reason for such rating action, along with copies of any associated credit rating report. Myers Direct at 140-141

Petitioners’ Other Commitments

53.	The Commission incorporates by reference NextEra’s commitment to increasing Dominion’s historic level of corporate contributions to charities identified by Dominion’s leadership to $23,000,000 (i.e., an increase of $10,000,000 per year above the three-year average prior to the date of the Merger Agreement) in the first 12- month period following the closing and to thereafter maintain such level for four additional 12-month periods, which will be allocated among the respective states based on their pro rata percentage of the historical three-year average giving levels. Merger Commitment No. 4

54.	The Commission incorporates by reference NextEra’s commitment to construct, at its shareholders’ expense, a new NextEra Energy office tower in Richmond beside the existing Dominion Energy headquarters building as a part of the combined company’s co-headquarters. Supplemental Merger Commitment No. 3

55.	The Commission incorporates by reference NextEra’s commitment to create an additional 600 NextEra enterprise jobs in Virginia over time following successful closing of the Merger. Supplemental Merger Commitment No. 5

56.	The Commission incorporates by reference NextEra’s commitment to hold the combined company’s Board of Directors’ meetings in both Virginia and Florida. Supplemental Merger Commitment No. 6

57.	The Commission incorporates by reference NextEra’s commitment to create up to a $1,000,000,000 annual five- year Virginia Supplier Program establishing spending commitments with cost competitive contractors, suppliers, and service providers doing business in Virginia. Any costs for good or services associated with this program which are sought for recovery from customers will remain subject to review for reasonableness and prudence in future rate proceedings. Supplemental Merger Commitment No. 7

7

Joint Petitioners Exhibit No. ___

Witness: JWK

Rebuttal Schedule 1

Exhibit LA-1

Conditions Minimally Necessary to Protect Ratepayers if the Commission Approves NextEra Energy's Acquisition of Dominion Energy Virginia

Joint Petitioners Exhibit No. ___

  Witness: JWK

Rebuttal Schedule 1

Exhibit LA-1

Conditions Minimally Necessary to Protect Ratepayers if the Commission Approves NextEra Energy’s Acquisition of Dominion Energy Virginia

1.	Ratepayer Benefits.

~~a.~~	~~Rate Increase Moratorium. A moratorium on DEV rate increases during at least the three-year period following merger consummation, in addition to the other conditions recommended by Consumer Counsel. A three-year moratorium on DEV rate increases will provide a period of rate stability for the customers of DEV, including its residential customers.~~

a.	[Reserved.]

b.	Petitioners’ Alternative Rate Credits Formulation. Joint Petitioners shall establish a Rate Credit Fund for customers of DEV. The shareholder-funded commitment of $2.25 billion to fund customer bill credits over a multi-year period following the Merger’s closing for Dominion customers in Virginia and North and South Carolina. Of that amount just over $1.78 billion would flow to Virginia retail customers of the Company based on Virginia’s pro rata share of 2025 historic electric sales across these jurisdictions. The initially proposed allocation of this $1.78 billion among DEV customers was designed to have an even $10 per month bill credit for DEV residential customers over a twenty-four-month period to the typical residential customer utilizing 1000 kWh of electricity. As described in Joint Petitioner’s Supplemental Testimony, Supplemental Exhibit C – Merger Commitments, the alternative proposal presented by Joint Petitioners has no bill credits going to the GS-5 rate class and the formerly identify GS-5 amounts will be used to extend DEV residential customer bill credits for a 48-month period. No bill credit amounts will be recoverable from customers in the future.

2.	Ratepayer Protections. To protect Virginia ratepayers from bearing costs related to the Transaction, approval is conditioned upon the Joint Petitioners’ compliance with the following:

a.	Recording of Goodwill and Protection from "Push Down" Accounting: DEV shall not record goodwill resulting from the Acquisition on its books. NextEra Energy and DEV shall also ensure that such goodwill does not impact rates charged to DEV’s customers, or the capital structure of DEV.

b.	Reporting of Goodwill Impairments at NextEra Energy or DEV: Within 10 days after a report to the SEC by NextEra Energy of Goodwill impairment tests at DEV or any reported impairment of Goodwill at NextEra Energy that indicates that the amount of Goodwill on NextEra Energy’s or DEV’s books has been impaired, NextEra Energy shall notify the Commission of such developments.

Joint Petitioners Exhibit No. ___

  Witness: JWK

Rebuttal Schedule 1

Exhibit LA-1

c.	No Goodwill, Acquisition Premium, or Transaction Cost Recovery in Rates: NextEra, DEV and their affiliates shall not seek recovery directly or indirectly in rates of: (i) any acquisition premium or “goodwill” associated with the Acquisition; or (ii) transaction costs incurred in connection with the Acquisition by Petitioners, their affiliates or their subsidiaries. The “transaction costs” required to be excluded from rates include, but are not limited to, any and all of the following incurred with respect to the Acquisition:

1)	consultant fees;

2)	attorney fees;

3)	investment banker fees;

4)	certain incentive compensation acceleration; and

5)	executive change in control payments.

d.	DEV and its affiliates, including NextEra Energy shall not seek recovery in rates of: (1) any transaction costs incurred in connection with the Transaction; or (2) any acquisition adjustment or “goodwill” associated with the Transaction. As such, the goodwill associated with the Merger will not be recorded on DEV’s books.

e.	All transaction costs shall be recorded on NextEra’s and Dominion Energy’s books and shall be specifically tracked to facilitate verification that none of the transaction costs are being included directly or indirectly in the cost of service of DEV and shall not be charged to any Virginia ratepayers. Transaction costs are defined as: (a) consultant, investment banker, regulatory fees and legal fees associated with the Merger agreement and regulatory approvals, (b) Merger-related golden parachute payments, change-in-control payments, incentive compensation or equity award acceleration, retention payments, executive severance payments and the accelerated portion of supplemental executive retirement plan payments, (c) costs associated with the shareholder meetings and proxy statement related to Merger approval by the NextEra and Dominion shareholders, (d) costs associated with shareholder litigation concerning the Merger, (e) Merger related advertising, marketing, community outreach, investor communications and re-branding costs incurred immediately following closing and not in the normal course of business, and (f) costs associated with the imposition of conditions or approval of settlement terms in other state jurisdictions.

f.	The goodwill associated with the Merger will not be recorded on DEV’s books. Such goodwill may not be included in and shall not impact rates charged to any Virginia public utility customers and is not included in the ratemaking capital structure of any Virginia public utilities. DEV shall not seek to collect any acquisition premium from ratepayers.

Joint Petitioners Exhibit No. ___

  Witness: JWK

Rebuttal Schedule 1

Exhibit LA-1

g.	All Transition Costs that are incurred prior to the closing of the Transaction will be borne by shareholders and shall not be included in the cost of service of any Virginia utilities in any Virginia rate case. No pre-Merger Transition Costs may be allocated to any Virginia utility operating entities. Until the first DEV base rate case or biennial review case filed after completion of the Merger, Petitioners shall track and account for identifiable and quantifiable Transition Costs and costs to achieve synergy savings in sufficient detail so the parties can review such costs and verify that none of the pre-Merger closing Transition Costs have been included in the cost of service of any Virginia utility.

h.	The Joint Petitioners agree that if the Transaction is not consummated, all costs related to pursuing the Transaction, including all termination fees, are the “responsibility of shareholders” (i.e. the costs will be borne by the respective applicant companies themselves and will not be recovered from Virginia utility customers).

i.	Joint Petitioners confirm that consummation of the Merger shall not affect accounting and ratemaking treatments of DEV’s accumulated deferred income taxes, including excess deferred income taxes, accumulated deferred tax credits and net operating losses (including net operating loss carrybacks and net operating loss carryforwards). No tax elections or accounting methods shall be employed related to the Merger that would in any way result in any reduction to DEV’s net accumulated deferred income tax balances that serve to reduce rate base in any DEV rate cases.

j.	In DEV’s next base rate case or biennial review application filed after completion of the Merger, DEV shall report and quantify the impacts resulting from any constraints on its ability to monetize otherwise available tax benefits due to its affiliation with NextEra and its post-merger participation in a U.S. consolidated federal income tax return with NextEra subsidiaries.

k.	DEV’s utility assets acquired by NextEra from Dominion Energy in the Transaction shall continue to be recorded at the net book value on DEV’s books at closing. None of the acquired DEV utility assets shall be recorded at higher “fair value’ amounts on DEV’s books as a result of the Transaction.

l.	The Joint Petitioners shall ensure that Merger accounting is rate-neutral for all Virginia public utility customers. The Joint Petitioners shall ensure that any accounting treatments associated with transaction accounting do not affect rates charged to Virginia public utility customers. NextEra shall not record any of the impacts of purchase accounting on the books of any Virginia public utility, thereby maintaining historical cost accounting at DEV.

Joint Petitioners Exhibit No. ___

  Witness: JWK

Rebuttal Schedule 1

Exhibit LA-1

m.	DEV will continue to devote the necessary resources to maintain, at a minimum, current service quality, as measured by metrics such as SAIDI, SAIFI and CAIDI and customer call center response time. NextEra shall provide clean, safe, reliable, and affordable utility services to customers and will, at a minimum, ensure that DEV’s current service quality will not deteriorate. DEV will continue to invest in economical infrastructure replacement, renewal, upgrades, or additions to support the provision of clean, safe, reliable, and affordable service.

n.	Joint Petitioners will take all prudent actions to operate DEV efficiently and cost-effectively with the objectives of realizing merger benefits (e.g., economies of scale, business efficiency and synergies, best practices, cost savings, etc.) and providing safe and reliable services at affordable rates to DEV’s customers.

o.	Joint Petitioners shall ensure that DEV and each entity under NextEra ownership that was operating in Virginia as of the Merger Close date, shall for the three-year period following Merger Close, each provide annual contributions to public 501(c)(3) charities or municipal/government bodies of at least their respective three-year average annual amounts based on the three years pre-merger. These charitable contributions shall not be recovered in rates. DEV and each applicable affiliate, shall file by April 30 of each year an annual report on the contributions made in the prior calendar year, the amount of the contribution and the recipient of the funds.

p.	NextEra shall notify the Commission within thirty (30) days of any downgrade, negative outlook, or placement on credit watch affecting itself or any subsidiaries, including but not limited to DEV.

q.	If, on a per-customer basis, the Rate Credit benefit amounts in any other state regulatory jurisdiction that must approve the proposed Transaction are materially more beneficial than the Rate Credit benefit amounts for DEV in the terms of the Rate Credits provided for above in paragraph 1b (such as being a higher dollar amount per residential customer or continuing as rate credits to residential customer for a longer period), then Joint Petitioners shall increase the amount of the Rate Credit benefit that is to be provided to customers of DEV in an amount equivalent (on a per-customer basis) to the value provided in the other jurisdiction. In no event shall the operation of this condition cause the Virginia rate credit amount or any other financial or non-financial benefit to be reduced.

r.	DEV will continue to maintain separate financial statements reflecting its own assets and liabilities for so long as it remains a separate legal entity. This includes separate books and records in accordance with the applicable Uniform System of Accounts.

Joint Petitioners Exhibit No. ___

  Witness: JWK

Rebuttal Schedule 1

Exhibit LA-1

s.	Affiliate Transactions. DEV agrees to seek Commission approval for all new or amended affiliated interest agreements with its parent company and affiliated entities not already in place or approved in this docket and to notify Staff and Consumer Counsel of each new or amended agreement prior to Commission approval. No transactions among the utility subsidiaries and their affiliated entities (including but not limited to DEV) may promote any form of cross subsidization. Joint Petitioners shall offer Staff and Consumer Counsel an opportunity for a pre-filing meeting to review any new or revised affiliated service agreements filed within the three years following completion of the Merger.

t.	DEV has and will continue to have its own capital structure, which is a function of its own debt and equity.

u.	NextEra will provide DEV with no less than the same access to short-term debt, commercial paper, and other liquidity that DEV currently has in place. If this does not provide sufficient liquidity for day-to-day needs, additional short-term loans, at market rates, will be available. Neither NextEra nor any of its affiliates will make any loan to DEV that bears interest at rates that are greater than the rates being paid at the time of such loan by NextEra or such other affiliate on its own debt issued at the same time.

v.	DEV will not assume liability for debts issued by NextEra or its subsidiaries. Although DEV may become a party to a financing services agreement with NextEra and affiliates, and NextEra may issue debt for the benefit of several operating companies, each company, including DEV, will be liable only for its individual borrowings or issuances under those arrangements.

w.	The Joint Petitioners will not use DEV assets to secure debt for the benefit of utilities or operations in ~~other~~ states other than Virginia or North Carolina or for nonregulated operations. DEV will not provide funding on a long-term basis (i.e., for a term exceeding one year) to NextEra or any other corporate affiliates and shall not provide debt guarantees or pledge utility assets for the parent company or other corporate affiliates’ borrowings without prior Commission approval.

x.	Within 120 days of the merger closing, and annually thereafter until DEV’s next base rate case or biennial review filing, DEV will submit a report to the SCC notifying the SCC of key credit metrics including Funds from Operations (“FFO”)/debt, FFO/interest, and debt/capitalization for NextEra and DEV, and the Joint Petitioners will use reasonable efforts to maintain the NextEra and DEV credit ratings at investment-grade for each of their publicly-traded debt securities. DEV shall also serve such report upon Consumer Counsel.

y.	Unless first approved by the Commission, DEV will not transfer any material asset (having a net book value of $10 million or more) to an affiliate except in an arm’s length transaction and in compliance with Virginia law. NextEra and DEV will not undertake any transactions that would lead to comingling of DEV’s funds with other affiliated entities without specific prior approval of the Commission.

Joint Petitioners Exhibit No. ___

  Witness: JWK

Rebuttal Schedule 1

Exhibit LA-1

3.	Ring-Fencing. To protect DEV from parent and affiliate company financial distress and to provide bankruptcy remoteness, a ring-fencing plan with a Special Purpose Entity (“SPE”) shall be established in the post-merger corporate organizational chart ~~above DEV~~to serve as DEV’s direct parent and sole shareholder, with the following features (which have been adapted from the Commission’s approval of the WGL- AltaGas merger). At or prior to closing, Petitioners shall cause DEI to execute and deliver to the SPE an agreement assigning all of DEI’s equity interests in DEV to the SPE, such assignment to be effective and conditioned only upon the event of a one notch downgrade of any two of the following three credit ratings of NextEra Energy, Inc.: S&P Global Ratings long-term issuer credit rating, Moody’s Ratings long term issuer rating and Fitch Ratings issuer default rating (such event, a “Trigger Event”). The Ring-Fencing Plan, including its structure and all of its requirements, shall remain intact and be complied with in its entirety until such time that the Commission deems otherwise.

a.	The SPE will have no employees and no operational functions other than those related to holding the equity interests in Dominion Energy Virginia.

b.	The SPE shall maintain adequate capital in light of its contemplated business purpose, transactions, and liabilities; provided, however, the foregoing shall not require the owners to make any additional capital contributions.

c.	At least one of the directors of the SPE will be an independent director, who will be an employee of an administration company in the business of protecting SPEs.

d.	The SPE will issue a non-economic interest in the SPE (a "Golden Share") to an administration company in the business of protecting SPEs, which may be the same as the administration company retained to provide the person to serve as the independent director for the SPE.

Joint Petitioners Exhibit No. ___

  Witness: JWK

Rebuttal Schedule 1

Exhibit LA-1

e.	The independent director and the holder of the SPE's Golden Share will have a voting right on matters specified in the SPE governing documents, as described below.

f.	A voluntary petition for bankruptcy by the SPE will require the affirmative consent of the holder of the Golden Share and the unanimous vote of the SPE board of directors.

g.	~~A~~Following a Trigger Event, a voluntary petition for bankruptcy by DEV will require the affirmative consent of the holder of the Golden Share, the unanimous vote of the SPE board of directors (including the independent director), and the unanimous vote of the DEV board of directors.

Joint Petitioners Exhibit No. ___

  Witness: JWK

Rebuttal Schedule 1

~~Exhibit LA-1~~

h.	A unanimous vote by the SPE's board of directors and the affirmative consent of the holder of the Golden Share shall also be required to amend the SPE's organizational documents affecting the voting rights and the other aspects of ring-fencing in ~~the SPE governing documents~~these commitments.

i.	The SPE will maintain arms-length relationships with each of its affiliates and observe all necessary, appropriate, and customary company formalities in its dealings with its affiliates.

j.	At all times, the SPE will hold itself out as an entity separate from its affiliates, will conduct business in its own name through its duly authorized directors and officers, and comply with all organizational formalities to maintain its separate existence, and shall use commercially reasonable efforts to correct any known misunderstanding regarding its separate identity.

k.	The SPE shall maintain its own separate books, records, bank accounts, and financial statements reflecting its separate assets and liabilities.

l.	The SPE shall comply with Generally Accepted Accounting Principles in all material respects (subject, in the case of unaudited financial statements, to the absence of footnotes and to normal year-end audit adjustments) in all financial statements and reports required of it and issue such financial statements and reports separately from any financial statements or reports prepared for its affiliates; provided that such financial statements or reports may be consolidated with those of its affiliates if the separate existence of the SPE and its assets and liabilities are clearly noted therein.

m.	The SPE shall account for and manage all of its liabilities separately from any other entity and pay its own liabilities only out of its own funds.

n.	The SPE shall not make loans.

o.	The SPE shall neither guarantee nor become obligated for the debts of any other entity nor hold out its credit or assets as being available to satisfy the obligations of any other entity.

Joint Petitioners Exhibit No. ___

  Witness: JWK

Rebuttal Schedule 1

Exhibit LA-1

4.	Additional Conditions.

a.	NextEra and DEV will refrain from engaging in any types of unfair trade practices and anti-competitive business conduct or practices directly or indirectly adversely impacting their customers and other utilities’ interests in Virginia and other unrelated purveyors providing competitive services similar to competitive services provided by NextEra and its subsidiaries in Virginia and within the PJM footprint. Internal controls shall be established and/or maintained to prevent the following:

i.	Gaining an unfair competitive advantage over other purveyors of competitive services in similar competitive marketplaces either through cross subsidization or sharing of information from the utility.

ii.	Cross subsidization by the utility and its ratepayers of costs that should have been borne by unregulated and competitive services.

iii.	Negatively impacting the utility’s financial credit rating, ability to borrow capital, and overall business risk.

b.	Joint Petitioners will maintain appropriate structural separation protections for business operations (DEV electric utility operations versus NextEra utility and non-utility operations) and related financial transactions of each business segment, which are no less protective than the structural separation protections currently in effect.

c.	For so long as it remains a separate legal entity, DEV will continue to operate as a separate utility subsidiary with its own executives, officers, and employees and will continue to maintain separate books of accounts and financial statements reflecting its own assets and liabilities including capital structures, debt and equity costs, rate base, and operating and maintenance expenses with breakdowns by line items for ratemaking purposes on a standalone basis and continue to provide annual reports and statements of gross operating revenues to the Board. NextEra shall maintain DEV as a separate legal entity for least ten years after merger consummation. DEV will also compile financial statements and reports required by the Commission pursuant to applicable regulations and will provide such statements and reports to the Commission. This condition does not preclude the sharing of resources pursuant to an affiliate agreement approved by the Commission and consistent with the conditions on affiliate arrangements identified herein.

d.	DEV will not undertake any transactions that would lead to the comingling of DEV’s funds with other affiliated entities without specific prior approval of the Commission. To the extent not approved previously or as part of this or a future proceeding, DEV agrees to seek Commission approval for all new or amended affiliated interest agreements with its parent company and affiliated entities. DEV shall offer the Commission Staff and Consumer Counsel an opportunity for a pre-filing meeting to review any new or revised affiliated service agreements filed within the two years following completion of the Merger. All transactions among the utility subsidiaries and their affiliated entities (including but not limited to NextEra and Dominion Energy) shall not promote any form of cross subsidization.

e.	To help assure continued awareness and responsiveness to Virginia local conditions NextEra and DEV will continue to maintain a corporate headquarters in downtown Richmond, Virginia for a minimum of ten years subsequent to Merger closing.

Joint Petitioners Exhibit No. ___

  Witness: JWK

Rebuttal Schedule 1

Exhibit LA-1

f.	For so long as DEV remains a separate legal entity, it shall maintain an office within its service area. ~~If DEV decides to close or relocate any of its offices, it will seek Commission approval prior to doing so.~~

g.	No portion of any refinancing cost related to the Merger shall be reflected, directly or indirectly, in the cost of debt, capital structure, rate base or cost of service of DEV, in any proceeding, at any time. The Joint Petitioners shall report in the Report of Action the principal amount tendered, the date of redemption, and the terms of any replacement financing.

h.	DEV will notify the Commission of any billing system conversion or integration that occurs within three years following the closing of the Merger. Any such billing system conversion or integration shall not result in deterioration in customer service, billing accuracy, billing frequency, billing transparency, or customer call center performance. Within 30 days of discovery of billing errors affecting more than $10 million of DEV’s revenue, DEV will report the billing system errors to the SCC, along with DEV’s plans for addressing the billing system issues without recovering from ratepayers any costs caused by such errors or any costs associated with curing such errors.

5.	Report of Action. The Joint Petitioners shall file a Report of Action within one hundred and twenty (120) days after closing of the Merger. The Report of Action shall contain: (1) the closing date of the Merger; (2) the actual total Dominion Energy stock sale price; and (3) the actual accounting entries recorded on each company’s books to reflect the Merger. The Merger-related accounting entries recorded on NextEra’s books shall include: all Transaction Cost accounting entries; all Merger-related fair value, Goodwill, and/or Acquisition Premium accounting entries recorded on DEV’s books; all Merger-related tax accounting entries for DEV; and all Merger-related debt and equity financing accounting entries recorded on the books of DEV. The accounting entries recorded on each company’s books (NextEra, Dominion Energy and DEV) shall include all pre-closing Transition Cost accounting entries.

Joint Petitioners Exhibit No. ___

  Witness: JWK

Rebuttal Schedule 1

Exhibit LA-1

6.	Other Reporting Requirements. In addition to the items enumerated above, Joint Petitioners shall comply with the following Reporting Requirements:

a.	In the next two base rate or biennial review cases filed by DEV following the Transaction closing, the utility shall file a Merger Cost Exclusion Schedule demonstrating, by account, that no Transaction Cost, pre-Merger closing Transition Cost, post-merger Transition Cost incurred through the date of the rate case filing, acquisition premium, goodwill, Merger-related compensation cost, or Merger-related financing cost is included in the claimed revenue requirement, capital structure or rate base.

b.	Joint Petitioners shall track and account for Transition Costs and identifiable and quantifiable costs to achieve synergy savings in sufficient detail and provide such tracking and accounting in the next two base rate or biennial review cases filed by DEV following the Transaction closing, so the parties can review such costs and verify that none of the pre-closing Transition Costs have been included in the cost of service of DEV.

c.	If, in DEV’s next base rate or biennial review case filing following the Merger closing, the embedded cost of long-term debt or the ratemaking capital structure of DEV are different from those authorized in DEV’s last respective rate case completed prior to the completion of the Merger, DEV will include testimony supporting such cost of capital and the drivers for the change.

d.	In DEV’s next base rate or biennial review case filing, DEV shall include a presentation and supporting testimony concerning (i) changes in methodologies utilized in forecasting DEV’s revenue requirement, and (ii) details regarding charges from affiliated service companies to DEV.

e.	Within thirty (30) days after each required state and Federal approval of the Merger, Joint Petitioners shall file a copy of the order issued in such proceeding.

CERTIFICATE OF SERVICE

I hereby certify that on this 2nd day of November 2026, a true and accurate copy of the foregoing filed in Case No. PUR-2026-00112 was hand delivered, electronically mailed, and/or mailed first class postage pre-paid to the following:

William H. Chambliss, Esq.	John E. Farmer, Jr., Esq.
Arlen Bolstad, Esq.	Carew S. Bartley, Esq.
K. Beth Clowers, Esq.	Marvi R. Ali, Esq.
Ashley B. Macko, Esq.	Office of the Attorney General
Office of General Counsel	Division of Consumer Counsel
State Corporation Commission	202 North Nineth Street
1300 E. Main Street, Tyler Bldg., 10th Fl.	Richmond, VA 23219
Richmond, VA 23219

Gregory Habeeb, Esq.	Evan D. Johns, Esq.
Katherine Pollard, Esq.	Appalachian Mountain Advocates
Gentry Locke	6101 Penn Avenue, Suite 402
919 E. Main Street, Suite 1130	Pittsburgh, PA 15206
Richmond, VA 23219

Dorothy E. Jaffe, Esq.	Amanda Demmerle, Esq.
Erida Tosini-Corea, Esq.	Appalachian Mountain Advocates
Sierra Club	P.O. Box 11571
50 F Street Northwest, 8th Floor	Charleston, WV 25339
Washington, DC 20001

Timothy G. McCormick, Esq.	Matthew L. Gooch, Esq.
Christian F. Tucker, Esq.	William T. Reisinger, Esq.
Christian & Barton, LLP	ReisingerGooch PLC
901 East Cary Street, Suite 1800	1108 East Main Street, Suite 1102
Richmond, VA 23219	Richmond, VA 23219

Nathaniel Benforado, Esq.	Cliona Mary Robb, Esq.
Emma Clancy, Esq.	Michael J. Quinan, Esq.
Southern Environmental Law Center	Rachel W. Adams, Esq.
120 Garrett Street, Suite 400	Amy L. Leone, Esq.
Charlottesville, VA 22902	Kelly L. Sturman, Esq.
Thompson McMullan
100 Shockoe Slip, 3rd Floor
Richmond, VA 23219

Karen L. Lusson, Esq.	Mr. James W. Speer
Senior Attorney	Chief Executive Officer
Berneta Haynes, Esq.	Flannery E. O’Rourke, Esq.
National Consumer Law Center	Virginia Poverty Law Center
7 Winthrop Square	919 East Main Street, Suite 610
Boston, MA 02110	Richmond, VA 23219

William C. Cleveland, Esq.	Frann G. Francis, Esq.
Lighthouse Policy & Law, PLC	Senior Vice President & General Counsel
240 West Main Street, Suite 100	The Apartment and Office Building Association
Charlottesville, VA 22902	of Metropolitan Washington
1025 Connecticut Avenue, NW, Suite 1005
Washington, D.C. 20036

Jamie Hertz, Esq.	R. Taylor Speer, Esq.
Hyland Law, PLLC	Fox Rothschild LLP
11710 Plaza America Drive, Suite 160	2 W. Washington Street, Suite 1100
Reston, VA 20190	Greenville, South Carolina 29601

Benjamin L. Snowden, Esq.	Matthew R. McGuire, Esq.
Karen M. Kemerait, Esq.	Counsel for the Governor
Fox Rothschild LLP	Office of the Governor
301 Hillsborough Street, Suite 1120	1111 East Broad Street
Raleigh, NC 27603	Richmond, VA 23219

Jack Robb, Esq.	Bryan P. MacAvoy, Esq.
F. Garland Slaughter, Esq.	Office of the Alexandria City Attorney
Old Dominion Electric Cooperative	123 Pitt Street, Suite 575
4201 Dominion Blvd.	Alexandria, VA 22314
Glen Allen, VA 23060

Carrie H. Grundmann, Esq.	Steven W. Lee, Esq.
Spilman Thomas & Battle, PLLC	Spilman Thomas & Battle, PLLC
110 Oakwood Drive, Suite 500	1100 Bent Creek Boulevard, Suite 101
Winston-Salem, NC 27103	Mechanicsburg, PA 17050

Joanna L. Faust, Esq.	Cullen D. Seltzer, Esq.
Senior Assistant County Attorney	Adam B. Winston, Esq.
John A. Dorsey, Esq.	Ashley A. Davoli, Esq.
Assistant County Attorney	Sands Anderson PC
12000 Government Center Parkway, Suite 549	919 East Main Street, Suite 2300
Fairfax, VA 22035	P.O. Box 1998
Richmond, VA 23218

Jacob Karbell, Esq.	Bryan Turner, Esq.
Bredhoff & Kaiser, PLLC	Turner Law Firm, PLLC
805 15th Street, NW, 10th Fl	20 West Market Street
Washington, D.C. 20005	Leesburg, VA 20176

Charlotte P. McAfee, Esq.	Jeffrey A. Schwarz, Esq.
Rappahannock Electric Cooperative	Spiegel & McDiarmid LLP
247 Industrial Court	1818 N Street, NW
Fredericksburg, VA 22408	Washington, D.C. 20036

Eric J. Wallace, Esq.	Leo P. Rogers, Esq.
Brian R. Greene, Esq.	Jonathan M. Zator, Esq.
Simeon Brown, Esq.	Loudoun Conty Attorney
GreeneHurlocker, PLC	1 Harrison Street, S.E.
4908 Monument Ave., Suite 200	Leesburg, VA 20177
Richmond, VA 23230

John B. Maddux, Esq.	Lucas R. Aubrey, Esq.
Elaine D. McCafferty, Esq.	Jacob J. Demree, Esq.
City of Charlottesville	Sherman Dunn, P.C.
Office of the City Attorney	900 Seventh Street, N.W.
P.O. Box 911	Suite 1000
Charlottesville, VA 22902	Washington, D.C. 20001

Laura K. Drewry, Esq.	Ross Phillips, Esq.
Wirt P. Marks, Esq.	Justin W. Curtis, Esq.
Office of the Richmond City Attorney	AquaLaw PLC
900 East Broad Street, Suite 400	6 S. 5th Street
Richmond, VA 23219	Richmond, VA 23219

Ryan C. Samuel, Esq.	G. Chirs Brown, Esq.
Wahaj Memon, Esq.	City Attorney
Donnie G. Autry, Esq.	Wesley D. Russ, Jr., Esq.
Arlington County Attorney’s Office	Deputy City Attorney
2100 Clarendon Blvd., Ste. 403	409 South Main Street
Arlington, VA 22201	Harrisonburg, VA 22801

Elizabeth C. Trahos, Esq.	M. Gray Styers, Jr., Esq.
Fox Rothschild LLP	Cordon M. Smart, Esq.
301 Hillsborough Street, Suite 1120	Fox Rothschild LLP
Raleigh, NC 27603	230 N. Elm Street
Greensboro, NC 27401

Eric Scherling, Esq.	Ruth M. Porter, Esq.
Associate General Counsel	Wright & Talisman, PC
PJM Interconnection, LLC	1200 G Street, NW, Suite 600
2750 Monroe Blvd.	Washington, DC 20005
Audubon, PA 19403

Jeffrey W. Mayes, Esq.	Ross Phillips, Esq.
General Counsel	Justin W. Curtis, Esq.
Monitoring Analytics, LLC	AquaLaw PLC
2021 Van Buren Avenue, Suite 160	6 S. 5th Street
Eagleville, PA 19403	Richmond, VA 23219

Cody T. Murphey, Esq.
Anna A. Dimitri, Esq.
Williams Mullen
200 South 10th Street, Suite 1600
Richmond, VA 23219

/s/ Joseph K. Reid, III

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the pending business combination transaction between NextEra Energy, Inc., a Florida corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the pending transactions, the anticipated impact of the pending transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the pending transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the pending transactions may not be fully realized or may take longer to realize than expected; the timing of the closing of the pending transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the pending transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the pending transactions on the parties’ business relationships and business operations generally, including the parties’ relationships with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the pending transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the pending transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the pending transactions; any rating agency actions; the impact of the announcement or pendency of the pending transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 (Registration No. 333-297351) filed by NextEra Energy with the Securities and Exchange Commission (the “SEC”) on July 9, 2026 (the “Registration Statement”), which was declared effective by the SEC on July 23, 2026, and the definitive joint proxy statement/prospectus filed by NextEra Energy with the SEC on July 28, 2026 (the “definitive joint proxy statement/prospectus”), describe additional risks relating to the pending transactions and combined company. While the list of factors presented here and the list of factors presented in the Registration Statement and the definitive joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

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Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the date(s) indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Additional Information about the Transactions and Where to Find It

In connection with the pending transactions, NextEra Energy has filed with the SEC the Registration Statement, which includes a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. The Registration Statement was declared effective by the SEC on July 23, 2026. NextEra Energy filed the definitive joint proxy statement/prospectus with the SEC, and Dominion Energy filed a definitive proxy statement with the SEC, in each case, on July 28, 2026, and each of NextEra Energy and Dominion Energy commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about July 28, 2026. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the pending transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PENDING TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the definitive joint proxy statement/prospectus and other documents containing important information about NextEra Energy, Dominion Energy and the pending transactions filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

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